As confidentially submitted to the United States Securities and Exchange Commission on April 28, 2026
This draft registration statement has not been publicly filed with the United States Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-[●]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Guitar Group Limited
(Exact name of registrant as specified in its charter)

Cayman Islands	3931	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Unit 8-9, 19th Floor of Westin Centre

No. 26 Hung To Road

Kwun Tong, Kowloon

Hong Kong
+852 9436 0212
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

[To insert US agent info]
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a Copy to:

Henry Yin, Esq. Loeb & Loeb LLP 2206-19 Jardine House 1 Connaught Place Central, Hong Kong SAR 852-3923-1111	Hermione Krumm, Esq. Loeb & Loeb LLP 345 Park Avenue New York, NY 10154 (212) 407-4000	[Underwriter Counsel]

Approximate date of commencement of proposed sale to the public: Promptly after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933

Emerging growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the United States Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the United States Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION	PRELIMINARY PROSPECTUS DATED [●], 2026

[●] Class A Ordinary Shares

Guitar Group Limited

This is an initial public offering (this “Offering”) of our Class A ordinary shares, par value US$0.0001 per share (“Class A Ordinary Shares” or “Shares”) of Guitar Group Limited, an exempted company with limited liability incorporated under the laws of Cayman Islands (“Guitar Cayman,” “our Company,” or the “Company”, collectively with its subsidiaries, “we,” “us,” “our,” “Group,”). We are offering on a firm commitment basis our Shares. Prior to this Offering, there has been no public market for our Class A Ordinary Shares. We expect the initial public offering price of our Class A Ordinary Shares to be in the range of $[●] to $[●] per share. The number of shares offered hereby is based upon an assumed offering price of $[●] per Class A Ordinary Share, the midpoint of such estimated price range. The actual initial public offering price of the Shares will be determined between the underwriters and us at the time of pricing, considering, among others, our historical performance, prevailing market conditions, and overall assessment of our business. Therefore, the assumed initial public offering price per share used throughout this prospectus may not be indicative of the actual initial public offering price for the Class A Ordinary Shares.

We plan to apply to list our Class A Ordinary Shares on [the Nasdaq Capital Market/the NYSE American] under the symbol “[●].” At this time, The [Nasdaq Stock Market LLC (“Nasdaq”)/ New York Stock Exchange (the “NYSE”)] has not yet approved our application to list our Class A Ordinary Shares. It is a condition to the closing of this Offering that our Shares qualify for listing on the [Nasdaq Capital Market/NYSE American]. However, there is no assurance that this Offering will be closed and our Class A Ordinary Shares will be trading on [the Nasdaq Capital Market/NYSE American]. If [Nasdaq/ NYSE American] does not approve our listing application, this Offering will be terminated.

We have adopted a dual-class structure consisting of Class A Ordinary Shares and Class B ordinary shares, par value US$0.0001 per share (“Class B Ordinary Shares”, together with the Class A Ordinary Shares, the “Ordinary Shares”). Class A Ordinary Shares are the only class of ordinary shares being offered in this Offering. Upon completion of this Offering, Guitar Cayman will have [●] Class A Ordinary Shares issued and outstanding (or [●] Class A Ordinary Shares if the underwriters exercise their over-allotment option to purchase additional Class A Ordinary Shares in full), as well as [●] Class B Ordinary Shares issued and outstanding. Holders of the Class A Ordinary Shares and Class B Ordinary Shares will have the same rights except for voting and conversion rights. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to 20 votes on all matters subject to vote at general meetings of the Company. Class B Ordinary Shares may be converted into the same number of Class A Ordinary Shares at any time at the option of the holder thereof, while a holder of Class A Ordinary Shares shall have no rights to convert Class A Ordinary Shares into Class B Ordinary Shares under any circumstances. For a more detailed description of risks related to the dual-class structure, see “Risk Factors — Risks Related to Our Corporate, Ownership of Our Securities, and this Offering — The dual-class structure of our Ordinary Shares will have the effect of concentrating voting control with Mr. Law, Cheung, which will limit or preclude your ability to influence corporate matters, including the election of directors and the approval of any change of control transaction.”

As of the date of this prospectus, our founder, director, and chief executive officer, Mr. Law, Cheung, owns 60% of the total issued and outstanding Class B Ordinary Shares, representing 60% of the total voting power. Upon the completion of this Offering, we will be a “controlled company” as defined under [the Nasdaq/NYSE American] corporate governance rules, because Mr. Law will beneficially own 60% of the total issued and outstanding Class B Ordinary Shares, representing approximately [●]% of the total voting power immediately after the consummation of this Offering, assuming the underwriters do not exercise its option to purchase additional Shares, or approximately [●]% of the total issued and outstanding Shares, representing approximately [●]% of the total voting power, assuming that the over-allotment option is exercised in full. Mr. Law will have the ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents and approval of major corporate transactions. As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. If we elect to rely the “controlled company” exemption, we will be permitted to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including:

●	the requirement that a majority of the board of directors consist of independent directors;

●	the requirement that a listed company have a nominating and governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

●	the requirement that a listed company have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

●	the requirement for an annual performance evaluation of the nominating and governance committee and compensation committee.

At this time, we do not intend to rely on these exemptions to corporate governance requirements as a controlled company. However, we may elect to do so in the future. For further information, see “Principal Shareholders.” For more detailed description of risks related to being a “controlled company,” see “Risk Factors — Risks Related to Our Corporate, Ownership of Our Securities, and this Offering — We will be a ‘controlled company’ within the meaning of [the Nasdaq/NYSE American listing rules] and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.”

Investing in our Class A Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 11 to read about factors you should consider before buying our Shares.

The risks could result in a material change in the value of the securities we are registering for sale or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Our Class A Ordinary Shares offered in this prospectus are shares of Guitar Cayman, our Cayman Islands holding company, which has no material operations of its own and conducts all of its operations through its operating entity established in Hong Kong. See “Risk Factors — Risks Related to Our Corporate, Ownership of Our Securities, and this Offering — We are a holding company with no operations of our own and, as such, we depend on our subsidiaries for cash to fund our operations and expenses, including future dividend payments, if any.”

Investors are cautioned that we are not a Hong Kong operating company but a Cayman Islands holding company with operations conducted by our operating subsidiary, Guitar Holdings Limited (“Guitar HK”), in Hong Kong, and that you are purchasing shares of Guitar Cayman, a Cayman Islands holding company in this initial public offering instead of purchasing equity securities of Guitar HK that have business operations in Hong Kong and you may never hold any equity interests in Guitar HK in Hong Kong. We control and receive the economic benefits of Guitar HK’s business operation, if any, through equity ownership. We do not have, nor had we ever, have a variable interest entity (“VIE”) structure. Our corporate structure, i.e., a Cayman Islands holding company with operations conducted by Guitar HK, involves unique risks to investors. The Hong Kong or PRC regulatory authorities could disallow this structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including a significant decline in the value of such securities or such securities becoming worthless. For further information, see “Risk Factors — Risks Related to Our Corporate, Ownership of Our Securities, and this Offering” on page 31.

We are not based in mainland China and do not have operations or generate revenue in mainland China. We currently do not have or intend to set up any subsidiary in mainland China, and do not foresee the need to enter into any contractual arrangements with a variable interest entity (“VIE”) to establish a VIE structure in mainland China. For the fiscal years ended October 31, 2025, and 2024, we generated all of our revenues from Hong Kong through Guitar HK. Pursuant to the Basic Law of the Hong Kong Special Administrative Region (the “Basic Law”), which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. The Basic Law expressly provides that the national laws of the PRC which may be listed in Annex III of the Basic Law shall be confined to those relating to defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. The basic policies of the PRC regarding Hong Kong as a special administrative region of the PRC are reflected in the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”.

However, in light of the PRC government’s recent expansion of authority in Hong Kong, we may be subject to uncertainty about any future actions of the PRC government or authorities in Hong Kong, and it is possible that all the legal and operational risks associated with being based in and having operations in mainland China may also apply to operations in Hong Kong in the future. There is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong. The PRC government may intervene or influence our current and future operations in Hong Kong at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers like us. Such governmental actions, if and when they occur: (i) could significantly limit or completely hinder our ability to continue our operations; (ii) could significantly limit or completely hinder our ability to offer or continue to offer Guitar Cayman’s Class A Ordinary Shares to investors; and (iii) may cause the value of Guitar Cayman’s Class A Ordinary Shares to significantly decline or become worthless.

We are also aware that recently, the government of mainland China initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland Chinese companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. In addition, due to long arm provisions under the current laws and regulations of mainland China, there remains regulatory uncertainty with respect to whether in the future we will be required to obtain permissions or approvals from the authorities of mainland China to operate our business or to list Guitar Cayman’s securities on the U.S. exchanges and offer securities.

According to Article 177 of the PRC Securities Law, without the consent of the securities regulatory authority under the State Council and the relevant authorities under the State Council, no entity or individual shall provide documents or materials related to securities business activities to other countries or regions without authorization. In accordance with statutes including the Securities Law, on February 17, 2023, with the approval of the State Council, the China Securities Regulatory Commission (“CSRC”) issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, which became effective on March 31, 2023. On February 24, 2023, the CSRC circulated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality Provisions. The Trial Measures, together with the Confidentiality Provisions, reiterate the supervision principles for regulating the confidentiality related to overseas securities offering and listing activities by domestic companies, either in direct or indirect form. Further, the Confidentiality Provisions provide clearer standards and instructions on the confidentiality and Archives Administration relating to overseas securities offering and listing activities of domestic companies. According to the Confidentiality Provisions, (i) a domestic company that conducts an overseas offering and listing both directly and indirectly should institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations; (ii) a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; (iii) where a domestic company, either directly or through its overseas listed entity, intends to publicly disclose or provide to relevant individuals and entities, including securities companies, securities service providers and overseas regulatory authorities, any other documents and materials, if leaked, will be detrimental to national security or public interest, it shall strictly fulfil relevant procedures stipulated by applicable national regulations; (iv) where a domestic company, after fulfilling relevant procedures, provides to securities companies, securities service providers and other entities with any documents and materials containing state secrets or working secrets of government agencies, or any other documents and materials which, if leaked, will be detrimental to national security or public interest if leaked, a non-disclosure agreement shall be signed between the provider and receiver of such information; (v) domestic companies, securities companies or securities service providers that discover any leakage or possible leakage of state secrets, working secrets of government agencies or any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall immediately take remedies and report to relevant state organs and units.

As advised by our legal counsel in mainland China (“PRC Counsel”), China Commercial Law Firm, as of the date of this prospectus, on the basis that (i) we currently do not have any subsidiary or VIE in the PRC, nor do we currently intend to establish, any subsidiary nor plan to enter into any contractual arrangements to establish a VIE structure with any entity in the PRC; (ii) we are not controlled by any PRC entity or individual ; (iii) all of our operations are conducted by the operating entity in Hong Kong; (iv) as of the date hereof, we and Guitar HK have neither collected nor stored any personal information of any mainland China individual or within mainland China, nor do we entrust or expect to be entrusted by any individual or entity to conduct any data processing activities of any mainland China individual or within mainland China; (v) we have not employed any PRC natural persons within the PRC; and (vi) our chief executive officer, chief financial officer and all members of the board of directors are based in Hong Kong and are not mainland China citizens. Accordingly, based on the above and to the best of our knowledge, China Commercial Law Firm is of the opinion that Article 177 of the Securities Law and the Confidentiality Provisions do not apply to documents and/or materials submitted to Nasdaq in connection with the Company’s application. However, as the Securities Law, the Trial Measures and the Confidentiality Provisions were newly published, and due to the lack of further clarifications or detailed rules and regulations, there are still uncertainties as to how the aforementioned rules will be interpreted or implemented and whether the governmental agencies may adopt new laws, regulations, rules, or detailed implementation rules and interpretations and there is no assurance that governmental agencies would take the same view.

Article 41 of the PRC Personal Information Protection Law (“PIPL”) and Article 36 of the PRC Data Security Law (“DSL”) prohibits companies and individuals from providing personal information and data stored within the PRC to foreign judicial or enforcement agencies, without prior approval by the Chinese government. As advised by our PRC Counsel, China Commercial Law Firm, as of the date of this prospectus, on the basis that (i) as of the date hereof, in connection with this Offering, the Company is a holding company incorporated in the Cayman Islands with an operating subsidiary solely based in Hong Kong, and it does not have any subsidiary or VIE in the PRC or intend to acquire any equity interest in any domestic companies within the PRC; (ii) we are not controlled by any PRC entity or individual; (iii) all of our operations are conducted by the operating entity in Hong Kong and we currently do not have, nor do we plan to have, any investment, such as owning or leasing any asset, in the PRC; (iv) as of the date hereof, we and Guitar HK have neither collected nor stored any personal information of any mainland China individual or within mainland China, nor does it entrust or expect to be entrusted by any individual or entity to conduct any data processing activities of any mainland China individual or within mainland China; (v) we do not place any reliance on collection and processing of any personal information to maintain the business operation; and (vi) data processed in the business should not have a bearing on national security nor affect or may affect national security; as of the date of this prospectus, we have not been involved in any investigations on the PIPL or data security initiated by related governmental regulatory authorities, and we have not received any inquiry, notice, warning, or sanction in such respect. Accordingly, China Commercial Law Firm is of the opinion that Article 41 of the PIPL and Article 36 of the DSL do not have an impact on the Company’s business, operations or this Offering as China Commercial Law Firm does not believe that the Company is deemed to be a “personal information processor”, “critical infrastructure information operator”, “personal information processor who has a large user base and/or operates complex types of businesses”, or “entrusted party” under the PIPL and the DSL. However, as the PIPL and the DSL were newly published, and due to the lack of further clarifications or detailed rules and regulations, there are still uncertainties as to how the aforementioned rules will be interpreted or implemented and whether the governmental agencies may adopt new laws, regulations, rules, or detailed implementation and interpretation and there is no assurance that governmental agencies would take the same view.

Pursuant to the DSL, any data processing (includes the collection, storage, use, processing, transmission, provision and disclosure of data) activities conducted outside the PRC endanger national security, public interests or the legal rights and interests of any citizen or organization shall be held liable. If a company harms the national security, public interests, or legitimate rights and interests of citizens and organizations of the PRC during its data processing activities, it may still be subject to legal liability by the relevant Chinese authorities. The Measures for Cybersecurity Review (2021) provide that any online platform operators controlling personal information of more than one million users which seeks to list in a foreign country shall conduct a cybersecurity review. As advised by our PRC counsel, China Commercial Law Firm, as of the date of this prospectus, we are not subject to cybersecurity review, on the basis that:

(a)	the Company currently does not have, or intends to have any subsidiary or enter into any contractual arrangements to establish a VIE structure with any entity in the PRC;

(b)	the Company is not controlled by any PRC entity or individual;

(c)	all of the operations of the Company are conducted by Guitar HK, which currently solely serve the Hong Kong local market;

(d)	the Company currently does not have, or plan to have, any investment plan, such as owning or leasing any asset, in the PRC;

(e)	the Company currently does not employ any PRC natural persons within the PRC;

(f)	none of the revenue of the Company is generated from the PRC;

(g)	the Company currently does not engage in any data processing activities of any PRC individual or within the PRC, nor does the Group entrust or be entrusted by any individual or entity to conduct any data processing activities of any PRC individual or within the PRC, nor does the Group store any data within the PRC;

(h)	the Company is not an operator of key information infrastructure;

(i)	the Company currently does not possess personal information on more than one million users in its business operations;

(j)	the Company has not collected or stored any data (including certain personal information) from PRC individuals and /or organizations; and

(k)

the Company conducts all of its operations in Hong Kong through Guitar HK, and any data collected, stored, or used by the Company does not have a bearing on national security, national economy operations, social stability, public health and security or public interest.

On February 17, 2023, the CSRC promulgated the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, PRC domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC. The Trial Measures also stipulate that domestic enterprises that fail to fulfill the required filing procedures to the CSRC may be required by the CSRC to make corrections, be given a warning, and be fined between RMB1 million and RMB10 million; the CSRC may warn the directly responsible person and impose a fine of not less than RMB500,000 but not more than RMB5 million. If the controlling shareholder or actual controller of a domestic enterprise organizes or instigates the prescribed illegal acts, a fine of not less than RMB1 million but not more than RMB10 million may be imposed. If the violation of Trial Measures or other laws and administrative regulations is serious, the CSRC may impose a ban on access to the securities market upon relevant responsible persons. As of the date of this prospectus, (i) the Company currently does not have, nor does it currently intend to establish, any subsidiary nor plan to enter into any contractual arrangements to establish a VIE structure with any entity in the PRC; (ii) the Company is not controlled by any PRC entity or individual; (iii) the Company does not have any operation in the PRC, nor does it have any partnership or cooperation with any PRC entity or individual; (iv) the Company currently does not have, nor does it plan to have, any investment, such as owning or leasing any asset, in the PRC; (v) the Company has not employed any PRC natural persons within the PRC; (vi) no revenue of the Company is generated from the PRC; and (vi) none of the senior managers in charge of the business operations and management are citizens of the PRC or domiciled in mainland China. Given the above basis, our PRC counsel, China Commercial Law Firm, is of the opinion that the overseas offering and listing conducted by the Company would not be deemed an indirect overseas offering and listing by a PRC domestic company. The Trial Measures do not apply to the Company, and its listing on [Nasdaq / NYSE American] does not require to fulfill the filing procedure to the CSRC.

According to Article 26 of the Trial Measures, any domestic entity or individual providing documents and materials requested by an overseas securities regulatory agency for out of investigative or evidence collection purposes, shall not provide such information without prior approval from the CSRC and the competent authorities under the PRC State Council. As of the date of this prospectus, (i) the Company is headquartered in Hong Kong, with its officers and all members of the board of directors based in Hong Kong or elsewhere who are not mainland China citizens; (ii) the Company does not, directly or indirectly, own or control any entity or subsidiary in mainland China, nor is it controlled by any mainland Chinese company or individual directly or indirectly; (iii) the Company only operates in Hong Kong, all of its revenues and profits are generated by its subsidiary in Hong Kong, none of its business activities are conducted in mainland China, and the Company has not generated revenues or profits from mainland China in the most recent accounting year that account for more than 50% of the corresponding figure in their audited consolidated financial statements for the same period; (iv) the Company does not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity structure with any entity in mainland China. Given the above basis, our PRC counsel, China Commercial Law Firm, is of the opinion that the Company is not required to submit applications for the approval of the CSRC and Article 26 of the Trial Measures does not apply to the documents, information and/or materials submitted to [Nasdaq / NYSE American] in connection with the Company’s application. Since these statements and regulatory actions by the PRC government are newly published and the relevant provisions in this regulatory regime are evolving, their interpretation, application and enforcement are subject to the relevant laws and regulations then in effect, we cannot assure that the CSRC would not take a view that is contrary to ours.

As of the date of this prospectus, the Company has not received any order from any competent PRC authority or any complaint from any citizen or organization claiming that the Group endangers national security, public interests or the legal rights and interests of any citizen and organization, nor received any order from any competent PRC authorities indicating that the Company is in violation with any PRC laws and regulations regarding personal information and data security, or requiring the Company to seek approvals from the CSRC, CAC, or other competent PRC authorities for the listing on [Nasdaq / NYSE American].

Based on the foregoing, we do not currently expect the laws and regulations of mainland China to have any material impact on our business, financial conditions or results of operations and we are currently not subject to the government of mainland China’s direct influence or discretion over the manner in which we conduct our business activities outside of mainland China. Furthermore, P.Y. Cheung & Co., our Hong Kong counsel, has advised Guitar Cayman that, as of the date of this prospectus, Guitar Cayman is not required to obtain any permission or approval from the governmental authorities of Hong Kong to list on the U.S. exchanges and offer securities and we have obtained all necessary licenses, permissions or approvals including the business registration certificate from the governmental authorities of Hong Kong to operate our business through Guitar HK and to the best of our knowledge, no license, permission or approval has been denied.

Nevertheless, if we (i) do not receive or maintain such permissions or approvals, should such permissions or approvals be required in the future by the government of mainland China or Hong Kong, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we may be unable to obtain such permissions or approvals in a timely manner, or at all, and may face regulatory actions or other sanctions from the CSRC, the CAC or other PRC or Hong Kong regulatory authorities if we fail to fully comply with any new regulatory requirements. Consequently, our operations and financial condition could be materially adversely affected, and Guitar Cayman’s ability to offer securities to investors could be significantly limited or completely hindered and the securities currently being offered may substantially decline in value and become worthless. If there is significant change to current political arrangements between mainland China and Hong Kong, the PRC government intervenes or influences operations of companies operated in Hong Kong like us, or exerts more control through change of laws and regulations over offerings conducted overseas and/or foreign investment in issuers like us, it may result in a material change in our operations and/or the value of the securities we are registering for sale or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our Class A Ordinary Shares to significantly decline or become worthless. See “Risk Factors — Risks Related to Our Corporate, Ownership of Our Securities, and this Offering” beginning on page 31 and “Risk Factors — Risks Related to Doing Business in Hong Kong” beginning on page 18 of this prospectus for more information.

Our Class A Ordinary Shares may be prohibited from being trading on a national securities exchange or in the over-the-counter market in the United States if the Public Company Accounting Oversight Board (“PCAOB”) is unable to inspect our auditors for two consecutive years. The Holding Foreign Companies Accountable Act (the “HFCA Act”) was enacted on December 18, 2020. Pursuant to the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB, for three consecutive years beginning in 2021, the SEC may prohibit our Class A Ordinary Shares from being traded on a national securities exchange or in the over-the-counter market in the United States. On December 23, 2022, the Accelerating Holding Foreign Companies Accountable Act (the “AHFCA Act”) was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on a national securities exchange or in the over-the-counter market in the United States if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by the former President of the U.S., Mr. Joe Biden, which contained, among other things, an identical provision to the AHFCA Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on a national securities exchange or in the over-the-counter market in the United States if its auditor is not subject to PCAOB inspections for two consecutive years instead of three years. On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made its determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfils its responsibilities under the HFCA. The report further listed in its Appendix A and Appendix B, Registered Public Accounting Firms Subject to the mainland China Determination and Registered Public Accounting Firms Subject to the Hong Kong Determination, respectively. Our auditor, AOGB CPA Limited, is headquartered in Hong Kong and is subject to inspection by the PCAOB on a regular basis and as of the date of this prospectus, our auditor is not subject to and not affected by the HFCA Act. Our auditor is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. In addition, our auditors did not appear as part of the PCAOB’s report of determinations under the lists in Appendix A or Appendix B of the report issued by the PCAOB on December 16, 2021. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong and taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the Protocol, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022, and the PCAOB Board vacated its previous determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and has resumed regular inspections since March 2023. The PCAOB is continuingly pursuing ongoing investigations and may initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act if needed. As a result, the time period before the Company’s securities may be prohibited from trading or delisted has been decreased accordingly. Notwithstanding the foregoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause our securities to be delisted from the stock exchange. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Risk Factors — Although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspectable by the PCAOB, there is no guarantee that future audit reports will be issued by auditors inspectable by the PCAOB, and, as such, in the future, investors may be deprived of the benefits of the PCAOB inspection program. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities. Furthermore, on December 29, 2022, the AHFCA Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three and, thus, reduced the time before our Class A Ordinary Shares may be prohibited from trading or delisted.”

We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our Class A Ordinary Shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. The ability of Guitar Cayman to pay dividends or distributions to its investors will depend upon dividends paid by our subsidiaries. We may rely on dividends and other distributions on equity paid by Guitar HK for our cash and financing requirements and we expect that our distribution of earnings or settlement of amounts owed will be done through Guitar HK. If any of Guitar HK incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to us. Guitar HK will not be able to further issue any dividends or distributions until they generate accumulated profits and meet the requirements for statutory reserve funds. For a description of factors that may affect the ability of Guitar HK to transfer cash or assets to us, see “Hong Kong Regulations”; “Prospectus Summary — Dividends or distributions made to our Company and U.S. investors and tax consequences,” and “Risk Factors — Risks Related to Our Corporate, Ownership of Our Securities, and this Offering — We are a holding company with no operations of our own and, as such, we depend on our subsidiaries for cash to fund our operations and expenses, including future dividend payments, if any.”

Cash may be transferred among Guitar Cayman and Guitar HK, in the following manners: (1) funds may be transferred to Guitar HK from Guitar Cayman as needed, in Hong Kong in the form of capital contribution, as the case may be; (2) dividends or other distributions may be paid by Guitar HK to Guitar Cayman; and (3) Guitar HK may lend to and borrow from each other from time to time for business operation purposes.

As of and for the years ended October 31, 2025 and 2024 and up to the date of this prospectus, Guitar Cayman did not transfer any cash or other assets to or from any of Guitar HK or paid any dividends or made any distributions to its shareholder, including any U.S. investors. For details, see “Prospectus Summary — Transfers of cash between Guitar Cayman and Guitar HK,” “Prospectus Summary — Dividends or distributions made to our Company and U.S. investors and tax consequences,” and our audited consolidated financial statements for the years ended October 31, 2025 and 2024. We currently have not maintained any cash management policies that specifically dictate how funds shall be transferred among Guitar Cayman and Guitar HK. We will determine the payment of dividends and fund transfer based on our specific business needs in accordance with the applicable laws and regulations.

Under the Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if immediately following the date on which the dividend is proposed to be paid, the company will be unable to pay its debts as they fall due in the ordinary course of business. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and we do not anticipate declaring or paying a dividend in the foreseeable future. If we determine to pay dividends on any of our Class A Ordinary Shares in the future, as a holding company, Guitar Cayman will depend on receipt of funds from Guitar HK.

Please see “Risk Factors” beginning on page 11 of this prospectus for additional information.

We are both an “emerging growth company” and a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings. See “Prospectus Summary — Implications of Our Being an Emerging Growth Company” and “Prospectus Summary — Implications of Being a Foreign Private Issuer.”

Investing in our Class A Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 11 to read about factors you should consider before buying our Class A Ordinary Shares.

	Per Share	Total(2)
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us(2)(3)	$	$

(1)	Represents underwriting discounts equal to [●]% per Class A Ordinary Share.
(2)	Assumes that the underwriters do not exercise any portion of their over-allotment option.
(3)	In addition to the underwriting discounts listed above, we have agreed to reimburse [●], the representative of the underwriters (the “Representative”) for certain fees and expenses. See “Underwriting” for additional information regarding total underwriter compensation.

The underwriters are selling [●] Class A Ordinary Shares (or [●] Class A Ordinary Shares if the underwriters exercise their over-allotment option in full) in this Offering on a firm commitment basis.

We have granted the underwriters an option, exercisable for [●] days following the closing date of this Offering, to purchase up to an additional [●] of the Class A Ordinary Shares offered in this Offering on the same terms to cover over-allotments. If the underwriters exercise the option in full, the total underwriting discounts payable will be $[●], based on an assumed public offering price of $[●] per Share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and the total gross proceeds to us, before underwriting discounts and expenses, will be $[●].

The underwriters expect to deliver the Class A Ordinary Shares against payment in U.S. dollars to purchasers on or about [●], 2026.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

[Underwriter]

Prospectus dated [●], 2026

i

About this Prospectus

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the Class A Ordinary Shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. For the avoidance of doubt, no offer or invitation to subscribe for Class A Ordinary Shares is made to the public in the Cayman Islands. The information contained in this prospectus is current only as of the date on the front cover of the prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date.

Neither we nor the underwriters have taken any action to permit a public offering of the Class A Ordinary Shares outside the United States or to permit the possession or distribution of this prospectus or any filed free-writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Class A Ordinary Shares and the distribution of this prospectus or any filed free-writing prospectus outside the United States.

For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities described herein and the distribution of this prospectus outside the United States.

Market and Industry Data

Unless otherwise indicated, information contained in this prospectus concerning our industry, including our general expectations and market opportunity, is based on information from our own management estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties, and other information available to us, including an industry report issued by Frost & Sullivan, which was commissioned by the Company (the “Frost & Sullivan Report”). Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. While we believe such information is reliable, we have not independently verified any third-party information. While we believe our internal company research and estimates are reliable, such research and estimates have not been verified by any independent source. In addition, assumptions and estimates of our and our industry’s future performance are necessarily uncertain due to a variety of factors, including those described in “Risk Factors” beginning on page 11 of this prospectus. These and other factors could cause our future performance to differ materially from our assumptions and estimates.

Trademarks, Services Marks and Tradenames

We have proprietary rights to trademarks used in this prospectus that are important to our business, many of which are registered under applicable intellectual property laws.

Solely for convenience, the trademarks, service marks, logos and trade names referred to in this prospectus are without the® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This prospectus contains additional trademarks, service marks and trade names of others, which are the property of their respective owners. All trademarks, service marks and trade names appearing in this prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Presentation of Financial and Other Information

Our financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our expected results for any future periods.

Certain monetary amounts, percentages, and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tales may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them. Our reporting currency is the U.S. dollar, although all of our income and expenses are denominated in Hong Kong dollars. This prospectus also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations in 2025 fiscal year from Hong Kong dollars to U.S. dollars were made at HKD 7.8 to US$1.00, the noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board on October 31, 2025; all translations in 2024 fiscal year from Hong Kong dollars to U.S. dollars were made at HKD 7.8 to US$1.00, the noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board on October 31, 2024. We make no representation that the Hong Kong dollars or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Hong Kong dollars, as the case may be, at any particular rate or at all.

Conventions that Apply to this Prospectus

Throughout this prospectus, we use a number of key terms and provide a number of key performance indicators used by management. Unless the context otherwise requires, the following definitions apply throughout where the context so admits:

●	“AI” refers to artificial intelligence, which includes computer systems or software designed to perform tasks that typically require human intelligence, such as learning, reasoning and data analysis;

●	“Guitar HK” refers to Guitar Holdings Limited, a company incorporated in Hong Kong and a direct wholly-owned subsidiary of Guitar Cayman;

●	“China” or the “PRC” refers to the People’s Republic of China, including the special administrative regions of Hong Kong, Macau and Taiwan. For reference to specific laws and regulations adopted by the PRC, the definition of “China” or the “PRC” refers to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan;

●	“Class A Ordinary Shares” or “Shares” refers to our Class A ordinary shares, par value US$0.0001 per share;

●	“Class B Ordinary Shares” refers to our Class B ordinary shares, par value US$0.0001 per share, which shall each carry 20 votes;

●	“Company,” “Guitar Cayman” or “our Company” refers to Guitar Group Limited, an exempted company incorporated in the Cayman Islands with limited liability under the Companies Act;

●	“Companies Act” refers to the Companies Act (As Revised) of the Cayman Islands, as amended, supplemented or modified from time to time;

●	“Group”, “our Group”, “we”, “us”, or “our” refers to our Company and its subsidiaries or any of them, or where the context so requires, in respect of the period before our Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of our Company at the relevant time or the businesses which have since been acquired or carried on by them or as the case may be their predecessors;

●	“Hong Kong” refers to Hong Kong Special Administrative Region in the PRC;

●	“Hong Kong Prime Rate” refers to the benchmark lending rate quoted by banks in Hong Kong, which serves as a reference rate for determining interest rates on loans and other financial products. The Hong Kong Prime Rate is not a single uniform rate and may vary among different banks.

●	“our ordinary shares” or “ordinary shares” refer to our Class A Ordinary Shares and Class B Ordinary Shares, together;

●	“SEC” or “Securities and Exchange Commission” refers to the United States Securities and Exchange Commission;

●	“Securities Act” refers to the U.S. Securities Act of 1933, as amended, supplemented or modified from time to time;

●	“US$”, “$” or “USD” or “U.S. dollar” refers to United States dollar(s), the lawful currency of the U.S.; and

●	“U.S.” or “United States” refers to the United States of America.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our Shares, discussed under “Risk Factors,” before deciding whether to buy our Class A ordinary Shares.

Overview

We are a professional, guitar-focused enterprise headquartered in Hong Kong, specializing in high-end musical instruments and a comprehensive suite of related technical, educational, and commercial services. Our business philosophy emphasizes sustainability, craftsmanship, and the long-term musical and economic value of fine instruments. We seek to support musicians and collectors throughout the full lifecycle of guitar ownership, from education and instrument creation to acquisition, and long-term care.

Our business is built on an integrated model that combines four principal activities: (i) repair guitar, (ii) guitar trading, (iii) guitar lessons; and (iv) guitar assembling workshops. Our physical location at Unit 8-9 on the 19th Floor of the Westin Center at No. 26 Hung To Road, Kwun Tong, Kowloon, Hong Kong serves as the operational and experiential center of this integrated platform. The facility brings together our guitar assembly workshops and activities, and instructional guitar lessons within a single venue in separate rooms, allowing customers to engage with our brand in a comprehensive and hands-on environment.

We serve a diverse customer base that includes beginners, hobbyists, advanced students, professional musicians, collectors, and music retailers. In addition to serving individual customers, we have established long-term service collaboration with major music retailers in Hong Kong, under which we provide ongoing after-sales technical support for instruments sold by these retailers and their customers. We are committed to maintaining a high standard of product quality and, accordingly, we have consistently sourced guitars and accessories from our supplier for multiple international brands. Our quality-focused approach has also been recognized by certain brands, positioning us as a technical and commercial intermediary within the broader Asian musical instrument supply chain.

We, through Guitar HK, have achieved tremendous growth in our business. For the year ended October 31, 2025, our total revenue was US$1,704,138, consisting of (i) US$459,612, representing 27.0% of total revenue, from repair guitar services, (ii) US$97,513, representing 5.7% of total revenue, from guitar trading, (iii) US$105,385, representing 6.2% of total revenue, from guitar lessons, and (iv) US$1,041,628, representing 61.1% of total revenue, from guitar assembling workshops. For the year ended October 31, 2024, our total revenue was US$429,399, consisting of (i) US$195,745, representing 45.6% of total revenue, from repair guitar services, (ii) nil revenue from guitar trading, (iii) US$44,423, representing 10.3% of total revenue, from guitar lessons, and (iv) US$189,231, representing 44.1% of total revenue, from guitar assembling workshops. Overall, for the year ended October 31, 2025, revenue increased by $1,274,739, or 297% to $1,704,138, from $429,399 for the year ended October 31, 2024. Our gross profit increased by $1,042,808, or 389%, from $268,271 for the year ended October 31, 2024, to $1,311,079 for the year ended October 31, 2025. Gross profit margin improved significantly to 76.9% in 2025, compared to 62.5% the year ended October 31, 2024.

Our Competitive Strengths

We believe our competitive position is built upon a combination of a deeply integrated business model, founder-led brand credibility, and deep technical expertise. These pillars not only differentiate us in a fragmented market but also create a resilient and scalable foundation for growth.

●	Integrated and differentiated business model: We operate an integrated ecosystem that spans the full lifecycle of guitar ownership, including education, craftsmanship, technical services, and commerce.

●	Founder’s personal influence and strong digital brand presence: Our Company is led by our founder, Law Cheung, a guitarist and educator with an established personal brand and social media presence within the regional music community. As of the date of this prospectus, Mr. Law, Cheung’s digital channels include over 155,000 YouTube subscribers, 167,000 Facebook followers, and 8,700 Instagram followers.

●	Deep technical expertise and leadership in high-value instruments: We possess specialized expertise in complex instrument setup, repair, restoration, and customization, including services required for high-end, vintage, and collectible guitars. We believe many of these technical capabilities are not widely available among regional competitors.

●

Sustainability-oriented and ESG-aligned: Our business model incorporates practices aligned with Environmental, Social, and Governance (“ESG”) principles. Our focus on repair and restoration promotes resource efficiency and reduces waste.

Our Growth Strategy

We intend to pursue disciplined and sustainable growth by expanding our digital capabilities, scaling our technical service operations, diversifying geographically, selectively leveraging technology, and strengthening our industry collaborations. Our strategy is designed to build upon our established technical credibility, integrated service model, and regional market position, while managing execution and operational risks.

●	Development of a New Online Sales and Membership Platform

●	Strengthening and scaling technical service capabilities

●	Geographic diversification and market expansion

●	Expansion into guitar live performances and events

●	Establishing in-house manufacturing capabilities

●	Development of AI-driven tools to enhance craftsmanship efficiency

●	Enhance brand visibility and industry collaborations

Corporate Structure

We are not a Hong Kong or a mainland China operating company, but an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct all of our operations through our operating company in Hong Kong, Guitar HK. This is an offering of the Class A Ordinary Shares of Guitar Group Limited, the holding company in the Cayman Islands, instead of the shares of Guitar HK.

Because we are incorporated under the laws of the Cayman Islands, you may encounter difficulty protecting your interests as a shareholder, and your ability to protect your rights through the U.S. federal court system may be limited. Please refer to the sections entitled “Risk Factors” and “Enforcement of Civil Liabilities” for more information.

The following diagram illustrates our corporate structure as of the date of this prospectus. For each person and group included in this table, the percentage of ownership is calculated by dividing the number of shares beneficially owned by such person or group by the total number of issued and outstanding shares, consisting of nil Class A Ordinary Shares and 50,000 Class B Ordinary Shares. The percentage of voting power is calculated by dividing the total number of votes beneficially owned by such person or group by the total number of votes represented by all outstanding shares, with each Class A Ordinary Share entitled to one vote and each Class B Ordinary Share entitled to 20 votes.

Note:

1.	For clarity of presentation, the shareholding structure depicted in the charts above reflects only the ultimate beneficial owners or the top-level holding entities in each ownership chain.

The following diagram illustrates our corporate structure upon completion of this Offering. For each person and group included in this table, the percentage of ownership is calculated by dividing the number of shares beneficially owned by such person or group by the total number of issued and outstanding shares, consisting of [●] Class A Ordinary Shares and 50,000 Class B Ordinary Shares, assuming the underwriters do not exercise their over-allotment option. The percentage of voting power is calculated by dividing the total number of votes beneficially owned by such person or group by the total number of votes represented by all outstanding shares, with each Class A Ordinary Share entitled to one vote and each Class B Ordinary Share entitled to 20 votes.

Note:

1.	For clarity of presentation, the shareholding structure depicted in the charts above reflects only the ultimate beneficial owners or the top-level holding entities in each ownership chain.

Corporate Information

Our principal executive offices are located at Unit 8-9, 19th Floor of Westin Centre, No. 26 Hung To Road, Kwun Tong, Kowloon, Hong Kong and our phone number is +852-9436-0212. Our registered office is located at the offices of 4th Floor, Harbour Place, 103 South Church Street, PO Box 10240, KY1-1002, Grand Cayman, Cayman Islands. We maintain a corporate website at [●]. The information contained in, or accessible from, our website or any other website does not constitute a part of this prospectus. We have appointed [●], as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Transfers of cash between Guitar Cayman and Guitar HK

Cash may be transferred among Guitar Cayman and Guitar HK, in the following manners: (1) funds may be transferred to Guitar HK from Guitar Cayman as needed in Hong Kong in the form of capital contribution, as the case may be; (2) dividends or other distributions may be paid by Guitar HK to Guitar Cayman; and (3) Guitar HK may lend to and borrow from each other from time to time for business operation purposes.

We are not prohibited under the laws of the Cayman Islands to provide funding to Guitar HK through loans and/or capital contributions without restriction on the amount of the funds loaned or contributed.

Cayman Islands. Subject to Cayman law, the Companies Act and our Memorandum and Articles, our board of directors may from time to time declare dividends in any currency to be paid to our members. Subject to a solvency test, as prescribed in the Companies Act, and the provisions, if any, of the memorandum and articles of association of an exempted company incorporated in the Cayman Islands, an exempted company incorporated in the Cayman Islands may pay dividends and distributions out of its share premium account. In addition, based upon English case law that is likely to be persuasive in the Cayman Islands, dividends may be paid out of profits.

Hong Kong. Under Hong Kong law, dividends may only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves. Dividends cannot be paid out of share capital. There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of HK dollars into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on foreign exchange to transfer cash between the Company and its subsidiaries, across borders and to U.S. investors, nor are there any restrictions or limitations on distributing earnings from our business and subsidiaries to the Company and U.S. investors. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

As a holding company, Guitar Cayman may rely on dividends and other distributions on equity paid by Guitar HK for our cash and financing requirements. If Guitar HK incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. In the future, cash proceeds raised from overseas financing activities, including this Offering, may be transferred by us to Guitar HK via capital contribution or shareholder loans, as the case may be.

We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our Class A Ordinary Shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Permission Required from Hong Kong Authorities

Hong Kong is a special administration region of China, having its own governmental and legal system that is independent from mainland China, and as a result, Hong Kong has its own distinct rules and regulation. Guitar HK is our operating subsidiary in Hong Kong. According to the legal opinion issued by our Hong Kong counsel, P.Y. Cheung & Co., we, including Guitar HK, have received all requisite permissions or approvals from the Hong Kong authorities to operate our business, including but not limited to obtaining a relevant certificate of incorporation and business license, and that we, including Guitar HK, are not required to obtain any permission or approval from Hong Kong authorities to offer the shares of Guitar Cayman to foreign investors. Further, uncertainties still exist due to the possibility that laws, regulations, or policies in Hong Kong could change rapidly in the future. Should there be any change in applicable laws, regulations, or interpretations, and we or any of our subsidiaries are required to obtain such permissions or approvals in the future, we will strive to comply with the then applicable laws, regulations, or interpretations. In the event that we, including Guitar HK, (i) do not receive or fail to maintain such permissions or approvals in the future, (ii) inadvertently conclude that relevant permissions or approvals were not required, or (iii) are required to obtain such permissions or approvals in the future following applicable laws, regulations, or interpretation changes, any action taken by the Hong Kong government could significantly limit or completely hinder our operations and our ability to offer or continue to offer securities to investors and could cause the value of our securities to significantly decline or be worthless.

Permission Required from Mainland China Authorities

We conduct all of our operations in Hong Kong through Guitar HK. However, there are legal and operational risks associated with being based in and having all of our operations in Hong Kong. The PRC government has recently indicated that it may exert more control or influence over offerings of securities conducted overseas. As advised by our PRC Counsel, China Commercial Law Firm, as of the date of this prospectus, we are not subject to cybersecurity review with the Cyberspace Administration of China (“CAC”) to conduct business operations in China, given that: (i) we do not operate any network platform or provide any network service for individual users, (ii) we do not possess a large amount of personal information in our business operations, (iii) we are not recognized as “operators of critical information infrastructure” by any authentic authority, and (iv) we have not been involved in any investigations initiated by the CAC, nor have we received any inquiry, notice, warning, or sanction in such respect. Nevertheless, the Measures for Cybersecurity Review (2021 version) was recently adopted and the Network Internet Data Protection Draft Regulations is in the process of being formulated and the interpretation and application of these regulations remain unclear. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC, the CAC, or other PRC governmental authorities required for the conduct of our business operations and overseas listings, including this Offering.

Summary of Risk Factors

Investing in our Shares involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in our Shares. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Risk Factors.”

Risks Related to Our Business and Industry

●	An overall decline in economic activity could have a material adverse effect on the financial condition and results of operations of our business. See more detailed discussion of this risk factor on page 11 of this prospectus.

●	Geopolitical and political instability, market fluctuations and general economic conditions globally and in the markets in which we operate may materially and adversely affect our business. See more detailed discussion of this risk factor on page 11 of this prospectus.

●	The absence of long-term customer contracts exposes us to significant revenue uncertainty and volatility, which could materially and adversely affect our financial condition, results of operations and the market price of our Class A Ordinary Shares. See more detailed discussion of this risk factor on page 12 of this prospectus.

●	Our business depends on consumer demand for guitar-related products and music education services, which may be adversely affected by changes in consumer preferences and trends. See more detailed discussion of this risk factor on page 12 of this prospectus.

●	Our integrated business model increases operational complexity and may expose us to execution risks, particularly given our limited number of employees. See more detailed discussion of this risk factor on page 16 of this prospectus.

●	Our business depends on skilled personnel, and our inability to attract, train, or retain qualified instructors and technicians could adversely affect our operations. See more detailed discussion of this risk factor on page 16 of this prospectus.

Risks Related to Doing Business in Hong Kong

●	All of Guitar HK’s operations are in Hong Kong. However, due to the long arm provisions under the current laws and regulations of mainland China, the government of mainland China may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of Guitar Cayman’s Class A Ordinary Shares. The government of mainland China may also intervene or impose restrictions on Guitar Cayman’s ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the government of mainland China may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the legal and regulatory system of mainland China cannot be certain. See more detailed discussion of this risk factor on page 18 of this prospectus.

●

The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact Guitar HK. See more detailed discussion of this risk factor on page 20 of this prospectus.

●	There are political risks associated with conducting business in Hong Kong. See more detailed discussion of this risk factor on page 20 of this prospectus.

●	There remain some uncertainties as to whether we will be required to obtain approvals from mainland China and Hong Kong authorities to list additional Guitar Cayman’s securities on the U.S. exchanges and offer securities in the future, and if required, we cannot assure you that Guitar Cayman will be able to obtain such approval. See more detailed discussion of this risk factor on page 21 of this prospectus.

●	Rules for cross-border provision and examination of auditing records and other materials in connection with overseas securities issuance and listing was released by CSRC and became effective. The government of mainland China may impose more stringent requirement for domestic Chinese companies to share business and accounting records with foreign auditing firms and other securities service institutions, which could significantly limit or completely hinder Guitar Cayman’s ability to offer or continue to offer its Ordinary Shares to investors and could cause the value of Guitar Cayman’s Class A Ordinary Shares to significantly decline or become worthless. See more detailed discussion of this risk factor on page 24 of this prospectus.

●	Uncertainties with respect to the PRC legal system, including risks and uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in the PRC with little advance notice could result in a material change in our operations and/or the value of the securities we are registering for sale. See more detailed discussion of this risk factor on page 26 of this prospectus.

●	The PRC government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of the securities we are registering for sale. See more detailed discussion of this risk factor on page 26 of this prospectus.

●	Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. See more detailed discussion of this risk factor on page 27 of this prospectus.

●	We may be required to obtain approval from PRC authorities to list on overseas stock exchanges in the future. See more detailed discussion of this risk factor on page 28 of this prospectus.

●	If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders. See more detailed discussion of this risk factor on page 29 of this prospectus.

●	It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within Hong Kong. See more detailed discussion of this risk factor on page 30 of this prospectus.

Risks Related to Our Corporate, Ownership of Our Securities, and this Offering

●

There may not be an active, liquid trading market for our Class A Ordinary Shares, and we do not know if a more liquid market for our Class A Ordinary Shares will develop to provide you with adequate liquidity. See more detailed discussion of this risk factor on page 31 of this prospectus.

●	The market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your Shares at or above the initial public offering price. See more detailed discussion of this risk factor on page 31 of this prospectus.

●

Assuming our Class A Ordinary Shares are listed on [Nasdaq / NYSE American], we cannot assure you that we will be able to meet the continued listing standards of [Nasdaq / NYSE American] in the future. See more detailed discussion of this risk factor on page 32 of this prospectus.

●	Although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspectable by the PCAOB, there is no guarantee that future audit reports will be issued by auditors inspectable by the PCAOB, and, as such, in the future, investors may be deprived of the benefits of the PCAOB inspection program. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on December 29, 2022, the AHFCA Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three and, thus, reduced the time before our Class A Ordinary Shares may be prohibited from trading or delisted. See more detailed discussion of this risk factor on page 33 of this prospectus.

●	For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies. See more detailed discussion of this risk factor on page 38 of this prospectus.

●	We are a foreign private issuer and, as a result, will not be subject to U.S. proxy rules and will be subject to more lenient and less frequent Exchange Act reporting obligations than a U.S. issuer. See more detailed discussion of this risk factor on page 38 of this prospectus.

●

We will be a “controlled company” within the meaning of the [Nasdaq / NYSE American] listing rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies. See more detailed discussion of this risk factor on page 39 of this prospectus.

●

Mr. Law, Cheung will have substantial influence over our Company. His interests may not be aligned with the interests of our other shareholders, and he could prevent or cause a change of control or other transactions. See more detailed discussion of this risk factor on page 35 of this prospectus.

●	We will incur significant expenses and devote other significant resources and management time as a result of being a public company, which may negatively impact our financial performance and could cause our results of operations and financial condition to suffer. See more detailed discussion of this risk factor on page 36 of this prospectus.

●	Our management team has no experience managing a public company listed in the U.S. See more detailed discussion of this risk factor on page 37 of this prospectus.

●	Judgments obtained against us by our shareholders may not be enforceable. See more detailed discussion of this risk factor on page 37 of this prospectus.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law. See more detailed discussion of this risk factor on page 37 of this prospectus.

●	Provisions in our governance documents may inhibit a takeover, which could limit the price investors might be willing to pay in the future for our Shares and could entrench management. See more detailed discussion of this risk factor on page 38 of this prospectus.

Implications of Our Being an “Emerging Growth Company”

As a Company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth Company” as defined in the Jumpstart Our Business Startups Act of 2012, or the “JOBS Act.” An “emerging growth Company” may take advantage of reduced reporting requirements that are otherwise applicable to larger public companies. In particular, as an emerging growth Company, we:

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

●	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

●	are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency,” and “say-on-golden-parachute” votes);

●	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and chief executive officer pay ratio disclosure;

●	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

●	will not be required to conduct an evaluation of our internal control over financial reporting until our second annual report on Form 20-F following the effectiveness of our initial public offering.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions until we no longer meet the definition of an emerging growth Company. We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

The JOBS Act provides that we would cease to be an “emerging growth Company” at the end of the fiscal year in which the fifth anniversary of our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended (the “Securities Act”) occurred, if we have more than $1.235 billion in annual revenue, have more than $700 million in market value of our Shares held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Implications of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public Company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with short-swing profit recovery provisions under Section 16 of the Exchange Act that impose liability for profits realized from certain purchases and sales of equity securities within a six-month period, and our principal shareholders will also be exempt from the reporting provisions contained in Section 16 of the Exchange Act.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

The [Nasdaq / NYSE American] Listing Rules provide that a foreign private issuer may follow the practices of its home country, which for us is the Cayman Islands, rather than the rules of [Nasdaq / NYSE American] as to certain corporate governance requirements, including the requirement that the issuer have a majority of independent directors, the audit committee, compensation committee, and nominating and corporate governance committee requirements, the requirement to disclose third-party director and nominee compensation, and the requirement to distribute annual and interim reports. A foreign private issuer that follows a home country practice in lieu of one or more of the listing rules is required to disclose in its annual reports filed with the SEC each requirement that it does not follow and describe the home country practice followed by the issuer in lieu of such requirements. Although we do not currently intend to take advantage of these exceptions to the [Nasdaq / NYSE American] corporate governance rules, we may in the future take advantage of one or more of these exemptions. See “Risk Factors — Risks Related to Our Corporate, Ownership of Our Securities, and this Offering — As a company incorporated in the Cayman Islands, we may adopt certain home country practices in relation to corporate governance matters that differ significantly from corporate governance requirements of [Nasdaq / NYSE American]. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance requirements of [Nasdaq / NYSE American].”

Implications of Being a Controlled Company

Upon the completion of this offering, our founder, chief executive officer and chairman of the board of directors, Mr. Law, Cheung, will beneficially own approximately [●]% of our total issued and outstanding Class A Ordinary Shares (each with one vote), and 60% of our total issued and outstanding Class B Ordinary Shares (each with twenty (20) votes), representing approximately [●]% of our total voting power, assuming that the underwriters do not exercise their option to purchase additional Shares, [●]% of our total voting power, assuming that the option to purchase additional Shares is exercised by the underwriters in full. We will be a “controlled company” as defined under the [Nasdaq / NYSE American] Listing Rules because Mr. Law will hold more than 50% of the voting power. As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements, including:

●	the requirement that a majority of the board of directors consist of independent directors;

●	the requirement that we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees;

●	the requirement that a listed company have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

●	the requirement for an annual performance evaluation of the nominating and governance committee and compensation committee.

At this time, we do not intend to rely on these exemptions to corporate governance requirements as a controlled company. However, we may elect to do so in the future. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. See “Principal Shareholders” and “Management — Controlled Company Exemption.”

Recent Regulatory Development in China

We are aware that, recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

Cybersecurity Laws

On December 28, 2021, the CAC, the National Development and Reform Commission of the People’s Republic of China (“NDRC”) and several other administrations jointly adopted and published the New Measures, which came into effect on February 15, 2022. According to the New Measures, if an “operator of critical information infrastructure” or “network platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. The New Measures further elaborates the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad.

Given the nature of our business, we believe this risk is insignificant. Guitar HK may collect and store certain data (including certain personal information) from our clients, who may be PRC individuals. For general users, we only collect and process minimal required data to provide our services such as user ID, nickname and e-mail address. We do not gather know your customer information for our users. We do not currently expect the New Measures to have an impact on our business, operations or this Offering as we do not believe that our Operating Subsidiary is deemed to be an “operator of critical information infrastructure,” “data processor,” or “network platform operator” controlling personal information of no less than one million users, that are required to file for cybersecurity review before listing in the U.S., because (i) as of date of this prospectus, Guitar HK has collected and stored personal information of far less than one million users; and (ii) as of the date of this prospectus, Guitar HK has not been involved in any investigations on cybersecurity or data security initiated by related governmental regulatory authorities, and we have not received any inquiry, notice, warning, or sanction in such respect. Therefore, we are not covered by the permission and requirements from the CSRC nor CAC, and Guitar HK is not required to receive any permissions from PRC authorities to operate its current business in Hong Kong or issue shares to foreign investors.

Nevertheless, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated. If the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this Offering and any follow-on offering, we cannot assure you that we will be able to list our Class A Ordinary Shares on U.S. exchanges, or continue to offer securities to investors, which would materially affect the interest of the investors and cause significantly depreciation of our price of Ordinary Shares. See “Risk Factors — We may be required to obtain approval from PRC authorities to list on overseas stock exchanges in the future.”

Laws on Offshore Securities Offering

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. Subsequently, on February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, which became effective on March 31, 2023. On the same date of the issuance of the Trial Measures, the CSRC circulated No.1 to No.5 Supporting Guidance Rules, the Notes on the Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, or collectively, the Guidance Rules and Notice. According to the Trial Measures, together with the Guidance Rules and Notice, a domestic company in the PRC that seeks to offer and list securities on overseas markets shall fulfill the filing procedures with the CSRC as per requirement of the Trial Measures within 3 working days after the relevant application is submitted overseas. The Trial Measures also provides that only if the issuer meets both of the following criteria at the same time, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. Under the Trial Measures, a domestic company is prohibited from overseas offering and listing if any of the following circumstances is involved: (i) where such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) where the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with laws; (iii) where the domestic company intending to make the securities offering and listing, or its controlling shareholders and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) where the domestic company intending to make the securities offering and listing is suspected of committing crimes or major violations of laws and regulations, and is under investigation according to law, and no conclusion has yet been made thereof; and (v) where there are material ownership disputes over equity held by the domestic company’s controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller.

As these laws and regulations are recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. We cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval from the CSRC or other regulatory authorities or other procedures are required for this Offering, it is uncertain whether we can or how long it will take us to obtain such approval or complete such procedures and any such approval or completion could be rescinded. Any failure to obtain or delay in obtaining such approval or completing such procedures for this Offering, or a rescission of any such approval if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or other government authorization for this Offering. These regulatory agencies may impose fines and penalties on any future operations we may have in China, limit our ability to pay dividends outside of China in the future, limit any potential future operations in China, potentially delay or restrict the repatriation of the proceeds from this Offering into China in the future, or take other actions that could have a material adverse effect on our business as well as the trading price of our Class A Ordinary Shares. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt this Offering before settlement and delivery of the Ordinary Shares Offering hereby.

Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for this Offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of the shares.

Implications of the Holding Foreign Companies Accountable Act

Our auditor is required by the laws of the United States to undergo regular inspections by the PCAOB. If our securities become listed on a national securities exchange or quoted on the over-the-counter market in the United States, trading in our securities may be prohibited under the HFCA Act, and our securities may be subject to delisting if the PCAOB cannot inspect or completely investigate our auditor for three consecutive years beginning 2021. Our independent registered public accounting firm’s audit documentation related to their audit reports included in this prospectus include audit documentation located in mainland China. On June 22, 2021, the U.S. Senate passed AHFCA Act and on December 29, 2022, the Consolidated Appropriations Act was signed into law by the former President of the U.S., Mr. Joe Biden, which contained, among other things, an identical provision to AHFCA Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on a national securities exchange or in the over-the-counter market in the United States if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before your securities may be prohibited from trading or delisted. On December 16, 2021, the PCAOB issued a report to notify the SEC its determinations that it is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, respectively, and identifies the registered public accounting firms in mainland China and Hong Kong that are subject to such determinations. The auditor of the Company, AOGB CPA Limited, is located in Hong Kong and is not among the auditor firms listed on the determination list issued by the PCAOB, which notes all of the auditor firms that the PCAOB is not able to inspect. As of the date of this prospectus, our auditor is not subject to and not affected by the HFCA Act. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Our securities may be delisted or prohibited from trading if the PCAOB determines that it cannot inspect or investigate completely our auditor under the HFCA Act. See “Risk Factors — Although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspectable by the PCAOB, there is no guarantee that future audit reports will be issued by auditors inspectable by the PCAOB, and, as such, in the future, investors may be deprived of the benefits of the PCAOB inspection program. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on December 29, 2022, the AHFCA Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three and, thus, reduced the time before our Class A Ordinary Shares may be prohibited from trading or delisted.”

THE OFFERING

Securities offered by us	[●] Class A Ordinary Shares, assuming the underwriters do not exercise their option to purchase additional Shares.

Over-allotment option	We have granted the underwriters an option, exercisable for [●] from the closing date of this offering, to purchase up to an aggregate of [●] additional Class A Ordinary Shares at the initial public offering price, less underwriting discounts.

Price per Share	We currently estimate that the initial public offering price will be in the range of $[●] to $[●] per share.

Ordinary Shares outstanding prior to completion of this offering	50,000 Class B Ordinary Shares. See “Description of Share Capital” for more information.

Ordinary Shares outstanding immediately after this offering

[●] Class A Ordinary Shares and 50,000 Class B Ordinary Shares assuming no exercise of the underwriters’ over-allotment option.

[●] Class A Ordinary Shares and 50,000 Class B Ordinary Shares assuming full exercise of the underwriters’ over-allotment option.

Listing	We intend to apply to list our Class A Ordinary Shares listed on the [Nasdaq Capital Market/NYSE American].

Proposed Ticker symbol	“[●]”

Transfer Agent	[●]

Use of proceeds

Based upon an assumed initial public offering price of $[●] per Share, which is the midpoint of the price range of the estimated initial public offering price set forth on the cover page of this prospectus, we estimate that we will receive net proceeds from this offering, after deducting the estimated underwriting discounts and the estimated offering expenses payable by us, of approximately $[●] million if the underwriters do not exercise their over-allotment option, and $[●] million if the underwriters exercise their over-allotment option in full.

We intend to use the net proceeds from this offering as follows:

●   $[●], which is expected to be approximately [●]% of the net proceeds for marketing and advertising to expand our business-to-consumer sales initiatives;

●   $[●], which is expected to be approximately [●]% of the net proceeds for rebranding and public relations for global exposure to expand our business-to-business collaborations;

●   $[●], which is expected to be approximately [●]% of the net proceeds for global expansion, including into Southeast Asia and the United States;

●   $[●], which is expected to be approximately [●]% of the net proceeds for a new online platform that includes a membership system;

●   $[●], which is expected to be approximately [●]% of the net proceeds for establishing in-house manufacturing capabilities;

●   $[●], which is expected to be approximately [●]% of the net proceeds for development of AI-driven tools to enhance guitar crafting quality and efficiency; and

●   $[●], which is expected to be approximately [●]% of the net proceeds for working capital and general corporate purposes.

See “Use of Proceeds” on page 44 for more information.

Lock-up	All of our directors, officers and the principal shareholders (5% or more shareholders) have agreed, subject to certain exceptions, not to sell, transfer, or dispose of, directly or indirectly, any of our Shares or securities convertible into or exercisable or exchangeable for our Shares for a period of [●] days after the closing date of this offering. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Risk factors	The Shares offered hereby involve a high degree of risk. You should read “Risk Factors” beginning on page 11 for a discussion of factors to consider before deciding to invest in our Shares.

The number of our Class A Ordinary Shares to be outstanding after this offering is based on [●] Class A Ordinary Shares and 50,000 Class B Ordinary Shares outstanding as of the date of this prospectus.

Unless otherwise indicated or unless the context otherwise requires, all information contained in this prospectus assumes or gives effect to:

●	no exercise by the underwriters of their option to purchase additional Class A Ordinary Shares in this offering; and

●	an initial public offering price of $[●] per Share, which is the midpoint of the price range of the estimated initial public offering price set forth on the cover page of this prospectus.

RISK FACTORS

An investment in our Shares involves a high degree of risk. Before deciding whether to invest in our Class A Ordinary Shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the sections titled “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations, or cash flow could be materially and adversely affected, which could cause the trading price of our Class A Ordinary Shares to decline, resulting in a loss of all or part of your investment. The risks described below and discussed in other parts of this prospectus any prospectus supplement, any post-effective amendment or in any document incorporated by reference herein or therein are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. The following discussions should be read in conjunction with our financial statements and the notes to the financial statements included therein. You should only consider investing in our Class A Ordinary Shares if you can bear the risk of loss of your entire investment.

Risks Related to Our Business and Industry

An overall decline in economic activity could have a material adverse effect on the financial condition and results of operations of our business.

Our business is sensitive to overall economic conditions, particularly because a significant portion of our revenue is derived from discretionary spending on high-end guitars, premium accessories, and specialized education and technical services. A sustained decline in economic activity, reduced consumer confidence, or contraction in disposable income could lead to decreased demand for our products and services, delayed purchasing decisions by customers, and increased pricing pressure.

In recent years, the global economic environment has been characterized by persistent inflation, rising interest rates, volatility in global financial markets, supply chain disruptions, recessionary concerns, and geopolitical instability, including the ongoing war between Russia and Ukraine and the conflict between Israel and Iran. These factors have contributed to uncertainty in capital markets, fluctuations in currency exchange rates, increased operating costs, and heightened risk aversion among consumers and businesses.

Given our geographic concentration in Hong Kong and Taiwan, adverse macroeconomic developments could disproportionately affect our operations, inventory management, and customer demand. In addition, public health emergencies or other external shocks could disrupt our educational activities, events, and in-person services. Any of these factors, individually or in combination, could materially and adversely affect our financial condition, results of operations, and growth prospects.

Geopolitical and political instability, market fluctuations and general economic conditions globally and in the markets in which we operate may materially and adversely affect our business.

Our operations and growth strategy are exposed to geopolitical, political, and economic conditions in Hong Kong, Southern China, and other Asian markets, as well as to broader global developments. Political uncertainty, regulatory changes, trade tensions, sanctions, tariffs, or restrictions on cross-border commerce could adversely affect consumer confidence, logistics, currency stability, and the availability or cost of products and services.

Geopolitical events, including armed conflicts, diplomatic disputes, and changes in international relations, may contribute to volatility in global financial markets, disruptions to supply chains, and fluctuations in foreign exchange rates. These developments could affect our ability to import and export instruments and components, maintain relationships with international brand partners, and manage inventory and pricing effectively.

In addition, market volatility and adverse economic conditions could reduce discretionary spending by consumers, particularly for high-end guitars, premium accessories, and non-essential services such as workshops and education programs. Any of these factors, individually or in combination, could materially and adversely affect our business, financial condition, results of operations, and growth prospects, and, in turn, influence the trading price and volatility of our Class A ordinary shares.

We operate in a small and highly competitive market in Hong Kong, which may limit our growth and adversely affect our results of operations.

Hong Kong is our primary market, and it is a geographically small and highly competitive market with a limited population base. The total addressable market for premium guitars, guitar workshops and related instructional services in Hong Kong is inherently constrained by the size of the local music community and discretionary consumer spending levels. As a result, our growth opportunities within Hong Kong may be limited, and we may face increased competition for a finite customer base.

We compete with local music instrument retailers, independent luthiers, music schools, freelance instructors, online marketplaces and international e-commerce platforms that sell guitars and related products directly to consumers in Hong Kong. Many of our competitors, particularly global instrument brands and online retailers, have significantly greater financial resources, broader product selection, established supplier relationships, stronger brand recognition and greater marketing capabilities than we do. Online platforms may offer lower prices due to scale efficiencies or direct-to-consumer distribution models, which could exert downward pressure on our pricing and margins.

Barriers to entry in certain segments of our business, particularly instructional services and workshops, may be relatively low. Independent instructors or small operators may establish competing services with limited capital investment, increasing price competition and fragmenting the market. In addition, customers may choose to purchase instruments while obtaining lessons from unrelated providers, reducing cross-selling opportunities within our integrated model.

Although we intend to expand into Southeast Asia, the United States and other markets, Hong Kong is expected to remain our principal operating market for the foreseeable future. As a result, we will continue to be substantially exposed to competitive pressures and demand conditions within this relatively small and concentrated market. Any increase in local competition, sustained pricing pressure, loss of key commercial relationships, shifts in consumer preferences, or decline in discretionary spending on premium musical instruments and related services in Hong Kong could materially and adversely affect our business, financial condition and results of operations. There can be no assurance that expansion initiatives will sufficiently diversify our revenue base or mitigate our exposure to conditions in the Hong Kong market.

The absence of long-term customer contracts exposes us to significant revenue uncertainty and volatility, which could materially and adversely affect our financial condition, results of operations and the market price of our Class A ordinary shares.

We do not enter into long-term written contracts with our customers across our repair guitar, guitar trading, guitar lessons and guitar assembling workshop segments. Our revenues are generated primarily on a transaction-by-transaction basis and are evidenced by invoices issued for individual services or sales. Accordingly, our customers are under no contractual obligation to continue purchasing our products or services, and may reduce or cease their engagement with us at any time without penalty.

In particular, our repair guitar services are performed in collaboration with large musical instrument retailers in Hong Kong without a long-term master service agreement. The continuation and volume of such services depend on ongoing referrals and customer demand, neither of which is contractually guaranteed. If this collaboration were terminated, reduced, or otherwise adversely affected, we could experience a significant decline in repair-related revenue.

In addition, our guitar trading, lesson and workshop revenues are primarily derived from individual consumers whose purchasing and enrollment decisions are discretionary and may be affected by general economic conditions, consumer confidence, competition, or changes in preferences. Because we lack contractual revenue commitments or minimum purchase obligations, our revenue visibility is limited.

As a result of these factors, our revenues may fluctuate significantly from period to period. Any material decline in customer demand, loss of referral relationships or adverse change in consumer behavior could have a material adverse effect on our business, financial condition, results of operations and cash flows, which in turn could negatively impact investor confidence and cause the market price of our Class A ordinary shares to decline.

Our business depends on consumer demand for guitar-related products and music education services, which may be adversely affected by changes in consumer preferences and trends.

Our operating results depend significantly on consumer interest in guitar-related products and services, including repair guitar, guitar trading, guitar assembling workshops, and guitar lessons. Demand for these products and services is influenced by evolving music trends, cultural tastes, and the popularity of guitar-based music genres. If consumer preferences shift away from guitar-based music or toward other instruments, digital music production technologies, or alternative forms of entertainment, demand for our products and services may decline.

In addition, younger consumers may increasingly favor other creative outlets or digital entertainment platforms over traditional musical instruments and in-person instruction. A sustained decline in the popularity of guitar music or reduced interest in learning to play the guitar could materially and adversely affect our revenue, growth prospects, and results of operations.

Our recent financial growth may not be indicative of future performance, and we may not be able to sustain our historical growth rates or margins.

For the year ended October 31, 2025, our revenue increased by approximately 297% to $1,704,138 from $429,399 for the year ended October 31, 2024. During the same period, our gross profit increased by approximately 389% from $268,271 to $1,311,079, and our gross margin improved from 62.5% to 76.9%. While these results reflect significant growth in our business, they should not be viewed as indicative of future performance.

Our recent growth was achieved during a period of business expansion, increased market awareness, and scaling of our integrated service model. Certain factors contributing to this growth may not recur, including rapid customer acquisition from a relatively small revenue base in the prior year, increased utilization of our workshop and instructional capacity, and improved operating leverage as fixed costs were spread over a larger revenue base. As our revenue base increases, our growth rates may naturally decline, and we may not be able to replicate the same percentage increases in future periods.

In addition, our improved gross margin may not be sustainable. Gross margin fluctuations may result from changes in product mix, pricing pressure, supplier costs, promotional activity, rental expenses, wage inflation, expansion-related inefficiencies, or increased investment in marketing and branding initiatives. If we expand into new markets or establish in-house manufacturing capabilities, our cost structure may change materially, and we may experience reduced margins during the ramp-up period. Furthermore, competitive dynamics in Hong Kong or in any new markets we enter could require us to lower prices or increase marketing expenditures, which would adversely impact profitability.

Our business is also subject to broader economic conditions affecting discretionary consumer spending. A downturn in economic conditions in Hong Kong or other markets, changes in consumer confidence, inflationary pressures, or reduced demand for premium musical instruments and related services could significantly affect our revenue growth and margin profile. Because a substantial portion of our costs, including rent and certain personnel expenses, are relatively fixed in the short term, a decline in revenue could have a disproportionate negative impact on our operating results.

Accordingly, there can be no assurance that we will be able to sustain our historical revenue growth, maintain current gross margins, or achieve or maintain profitability in future periods. If our growth slows, margins decline, or operating expenses increase at a rate exceeding revenue growth, our results of operations and financial condition could be materially and adversely affected.

We are subject to product liability, personal injury and consumer protection risks, and we currently do not maintain insurance coverage for such risks.

We sell guitars and related musical products manufactured by third parties, and we conduct guitar assembly workshops, instructional lessons and live performance events at our premises. These activities expose us to potential claims for product defects, design or manufacturing deficiencies, personal injury, property damage and other liabilities. For example, a product we sell may contain defects that result in injury or damage, participants in our workshops may be injured while using tools or equipment, and attendees at live performance events may assert claims arising from accidents or other incidents occurring at our venue.

Because a substantial portion of the products we sell are manufactured by third-party suppliers, including overseas manufacturers, we have limited control over their manufacturing processes and quality control standards. If any product we sell is alleged to be defective or unsafe, we may be subject to claims regardless of whether the defect originated with the manufacturer. In addition, if we establish in-house manufacturing capabilities in the future, we would assume direct responsibility for product safety, quality control and compliance with applicable safety standards, which could increase our exposure to liability.

We are subject to consumer protection, product safety and trade description laws and regulations in Hong Kong, and may become subject to additional regulatory regimes in other jurisdictions if we expand internationally. Any failure to comply with applicable laws, or any product-related incident, could result in regulatory enforcement actions, fines, product recalls, civil claims, litigation, reputational harm and significant costs.

We currently do not maintain product liability insurance, general liability insurance or event-specific insurance coverage. As a result, any significant claim or adverse judgment against us could require us to pay substantial damages or legal costs out of our own funds. Even if a claim is ultimately without merit, the costs of defense and potential settlement could be significant and could materially and adversely affect our business, financial condition and results of operations.

We may be subject to intellectual property claims, and our failure to adequately protect or enforce our intellectual property rights could materially and adversely affect our business.

We may from time to time be subject to claims alleging that our products, branding, marketing materials, instructional content, workshop materials, guitar designs, assembly techniques or live performance events infringe, misappropriate or otherwise violate the intellectual property rights of third parties. Such claims may involve allegations relating to trademarks, trade dress, copyrights, design rights, patents or trade secrets. In particular, because we operate in a market that includes well-known global instrument brands and established design traditions, similarities in product appearance, design elements or branding concepts could give rise to disputes.

In connection with our instructional programs and live performance events, we may also be exposed to risks relating to the unauthorized use or performance of copyrighted musical works, arrangements or instructional materials. Although we intend to obtain appropriate licenses where required, any failure to secure or maintain necessary rights could result in claims, statutory damages, penalties or injunctive relief. Intellectual property disputes may be costly to defend, even if we believe such claims to be without merit, and could divert management attention and financial resources.

If we are found to infringe the intellectual property rights of others, we could be required to pay monetary damages, including statutory damages in certain jurisdictions, enter into royalty or licensing arrangements on unfavorable terms, redesign products, modify branding, suspend workshops or performances, or cease certain business activities altogether. Any such outcome could materially disrupt our operations and harm our financial condition.

In addition, our ability to protect our own intellectual property rights may be limited. We rely primarily on trademark registrations, contractual protections and applicable intellectual property laws in Hong Kong and other jurisdictions to protect our brand, proprietary workshop materials and other intangible assets. However, such protections may be inadequate, particularly in jurisdictions where intellectual property enforcement is less robust or where we have not secured formal registrations. Unauthorized third parties may attempt to copy our branding, misappropriate our instructional content, replicate guitar designs, or use confusingly similar marks. Policing unauthorized use of our intellectual property may be difficult, time-consuming and costly, and we may not be successful in preventing infringement or misappropriation.

Furthermore, as we expand internationally, we may need to secure additional intellectual property protections in new jurisdictions, which could increase costs and administrative burdens. Differences in intellectual property laws across jurisdictions may affect our ability to enforce our rights effectively. If we are unable to adequately protect, maintain or enforce our intellectual property rights, or if our brand becomes diluted through unauthorized use by third parties, our competitive position, market recognition and brand value could be materially and adversely affected.

Our planned use of artificial intelligence technologies may expose us to legal, operational, financial and reputational risks.

We intend to allocate a portion of the net proceeds from this offering toward the development or integration of AI-driven tools to enhance certain aspects of our guitar craftsmanship processes, operational efficiency and potentially customer engagement initiatives. Our AI-related initiatives are prospective and remain in development or planning stages. We have limited experience developing, deploying or managing artificial intelligence systems, and there can be no assurance that our planned investments in AI technologies will generate anticipated benefits or operational efficiencies.

The implementation of AI technologies would require investments in software tools, computing infrastructure, external service providers and specialized personnel. AI systems are complex and may produce inaccurate, unreliable, biased or otherwise flawed outputs. If implemented, errors or defects in such systems could adversely affect product quality, operational processes or decision-making, and could expose us to warranty claims, product liability risks or reputational harm. Integration of AI systems into our existing operations may also be more costly, time-consuming or disruptive than expected.

We may rely on third-party vendors, pre-trained models, software platforms or external datasets in connection with any AI initiatives. Such reliance could subject us to risks relating to service interruptions, cybersecurity vulnerabilities, licensing restrictions, intellectual property disputes, cost increases or termination of services. The legal and regulatory framework governing artificial intelligence remains uncertain and continues to evolve in Hong Kong and globally. Future laws or regulatory guidance may impose new compliance obligations, restrict certain uses of AI technologies, or increase our costs of implementation and oversight.

In addition, public perception of artificial intelligence technologies is evolving. If stakeholders perceive our planned use of AI as inappropriate, ineffective, or inconsistent with industry expectations, our reputation and brand could be harmed. If our AI initiatives fail to perform as intended, fail to achieve commercial viability, or result in legal, regulatory or reputational challenges, our business, financial condition and results of operations could be materially and adversely affected.

Any cybersecurity incident, data breach, or failure to comply with data protection laws could materially and adversely affect our business, financial condition and results of operations.

We collect and process a limited amount of personal data in connection with our business operations. Because we primarily conduct transactions in person, the categories of personal information we collect are generally limited to customer contact details, lesson and workshop registration information, event participation records, and transaction-related payment information. Nevertheless, we maintain such information in our internal systems and through third-party service providers for payment processing, communications and data storage, and we may collect additional data as we expand our marketing activities, digital presence or international operations.

We rely on a combination of internal information technology systems and third-party service providers for payment processing, cloud storage, communication systems and other business functions. These systems may be vulnerable to cybersecurity risks, including hacking, phishing, malware, ransomware attacks, insider misconduct, system misconfigurations, and other forms of unauthorized access. Cybersecurity threats are increasingly sophisticated and may not be detected in a timely manner. In addition, third-party vendors that process or store information on our behalf may experience security incidents beyond our control.

A cybersecurity breach or data security incident could result in unauthorized access to, disclosure of, or loss of personal information or confidential business information. Such an incident could lead to regulatory investigations, enforcement actions, fines, civil claims, litigation, remediation costs, contractual liability and reputational damage. Even if the scope of personal data affected were limited, any perceived weakness in our information security controls could reduce customer confidence and adversely affect our brand.

We are subject to applicable data protection and privacy laws in Hong Kong, including the Personal Data (Privacy) Ordinance (Cap. 486), and may become subject to additional data protection requirements in other jurisdictions as we expand internationally. These laws impose obligations relating to the collection, use, retention, security and transfer of personal data, and regulatory requirements may evolve over time. Compliance may require us to implement additional safeguards, modify business practices, or incur significant costs. Any failure, or perceived failure, to comply with applicable data protection or cybersecurity requirements could materially and adversely affect our business, financial condition and results of operations.

We have historically relied on advances from a director to finance our operations, and our transition to third-party bank financing may not be sufficient to meet our future liquidity needs.

Historically, a portion of our working capital requirements was funded through advances from a director. These advances were unsecured, non-interest-bearing and repayable on demand, and were not negotiated on an arm’s-length basis. For the year ended October 31, 2025, we repaid $542,383 in amounts due to a director, which contributed to net cash used in financing activities of $456,225 for the year, compared to $23,872 for the year ended October 31, 2024. While these repayments reduced related-party balances, they also resulted in significant cash outflows during the period.

As part of our financing strategy, we have begun transitioning from related-party funding to external bank borrowings. During the year ended October 31, 2025, we obtained net proceeds of $86,158 from bank borrowings. However, bank financing is subject to customary lending terms, repayment obligations, potential interest costs, and compliance with covenants and other conditions that were not applicable to director advances.

There can be no assurance that bank financing or other third-party funding will be available to us on commercially reasonable terms, or at all, in the future. If we are unable to obtain sufficient external financing to meet our working capital requirements, or if our cash flows from operations are insufficient, our liquidity, financial condition and ability to execute our growth strategy could be materially and adversely affected.

We may be unable to successfully implement our expansion strategy, and our multiple concurrent growth initiatives could strain our resources and adversely affect our business.

We currently operate from a single location in Hong Kong. We intend to pursue an ambitious expansion strategy, which may include geographic expansion into Southeast Asia and the United States, increased marketing and global brand repositioning efforts, establishment of in-house manufacturing capabilities, development and integration of AI-driven tools to enhance guitar craftsmanship, and potential expansion of our live events and workshop platforms. The simultaneous execution of multiple strategic initiatives increases operational complexity and execution risk.

Expansion into new markets involves significant uncertainties and risks, including substantial start-up and capital expenditures, lease commitments, increased advertising and promotional costs, unfamiliar competitive environments, differing consumer preferences, supply chain adjustments, compliance with foreign legal and regulatory frameworks, tax complexities, import and export regulations, and potential political or economic instability. We may face challenges in identifying suitable locations, negotiating commercially reasonable lease terms, securing necessary licenses and permits, and recruiting and retaining qualified instructors, luthiers, technical personnel and management in new jurisdictions. Our management team has limited experience operating outside Hong Kong, and expansion into new markets may divert management attention from our existing operations.

The establishment of in-house manufacturing capabilities presents additional risks, including capital investment requirements, production inefficiencies during ramp-up periods, quality control challenges, supply chain disruptions, equipment procurement delays, increased fixed cost exposure, and regulatory compliance obligations relating to workplace safety and manufacturing standards. Similarly, investments in AI-driven tools involve technological, financial, and regulatory uncertainties, and such tools may not achieve expected operational efficiencies or commercial benefits.

Because many of these initiatives require upfront investment and may not generate immediate revenue, our cost structure may increase significantly before corresponding revenue growth is realized. If projected revenue growth does not materialize, or if implementation costs exceed our expectations, our margins and profitability could be materially adversely affected. In addition, pursuing multiple growth initiatives simultaneously could strain our financial resources, internal controls, operational systems, and management capacity.

There can be no assurance that our expansion initiatives will achieve the anticipated return on investment, enhance our competitive position, or generate sustainable revenue growth. If we are unable to execute our strategy effectively, our business, financial condition and results of operations could be materially and adversely affected.

Damage to our brand or reputation could materially and adversely affect our business.

Our success depends significantly on our reputation within the music community, among individual customers, and with commercial counterparties, including music retailers and industry partners. Our brand value is closely tied to perceptions of product quality, technical expertise, craftsmanship standards, instructional quality and the reliability of our services. Any negative publicity, whether resulting from actual or perceived deficiencies in our products or services, could materially harm our reputation.

For example, if we fail to properly repair, assemble or service a guitar for a customer of a large music instrument retailer with whom we collaborate, or if such customer alleges dissatisfaction with the quality or timeliness of our services, the retailer may discontinue or limit its relationship with us, and negative word-of-mouth within the industry could impair our ability to secure or maintain similar commercial relationships. Because the premium guitar and music community is relatively concentrated and relationship-driven, adverse publicity may spread rapidly through professional networks and social media platforms.

In addition, any perceived decline in the quality of our workshops, instructional programs or live performance events, customer service failures, regulatory non-compliance, product defects, or safety incidents occurring at our premises could damage our credibility. As we currently operate primarily from a single location and rely significantly on community engagement, referrals and repeat customers, reputational harm could have a disproportionate impact on customer traffic, commercial partnerships and revenue. Rebuilding brand trust following reputational damage may require significant time, management attention and financial resources, and there can be no assurance that such efforts would be successful.

If our brand reputation is materially harmed, our business, financial condition and results of operations could be materially and adversely affected.

We may face risks related to inventory valuation, authenticity, and condition of high-end and vintage instruments.

Our business includes the sale, consignment, evaluation, repair, and restoration of high-end, vintage, and collectible guitars, many of which are unique items with limited market comparables. The value of such instruments is often influenced by factors such as age, originality, provenance, historical significance, prior modifications, and physical condition, some of which may be difficult to verify conclusively.

Despite our evaluation procedures, there is a risk that an instrument may be incorrectly valued, misattributed, or later challenged with respect to its authenticity, originality, or condition. Disputes may arise with customers, consignors, or third parties regarding valuation methodologies, restoration work performed, or representations made at the time of sale. In addition, certain instruments may deteriorate over time or be adversely affected by environmental factors, including humidity and temperature, despite appropriate care. The storage, handling, and transportation of high-value instruments also expose us to risks of accidental damage, theft, or loss, including during shipment or third-party handling.

Any material errors in evaluation, disputes over authenticity or condition, damage, or loss of high-end or vintage instruments could result in financial losses, refund or repurchase obligations, increased insurance costs, reputational harm, or legal claims, and could materially and adversely affect our business, results of operations, and the market price of our Class A ordinary shares.

Disruptions in global supply chains and regulatory restrictions on materials could increase costs and limit availability of products.

Our operations depend on the availability of guitars, components, and tonewoods sourced from international suppliers. Global logistics disruptions, transportation delays, trade restrictions, or changes in customs and import requirements could adversely affect inventory levels, lead times, and costs. In addition, certain tonewoods used in high-end and vintage instruments are subject to environmental and wildlife protection regulations, including restrictions on trade in protected species. Compliance with such regulations may increase administrative burden, limit sourcing options, or restrict certain sales and restoration activities. As a result, the market price and trading volume of our Class A ordinary shares could decline, and investors may experience volatility or a loss of part or all of their investment.

Our integrated business model increases operational complexity and may expose us to execution risks, particularly given our limited number of employees.

We operate an integrated business model that encompasses education and training services, guitar assembling workshops, technical repair and restoration services, and the sale and distribution of guitars and related accessories. Managing these diverse activities requires effective coordination of personnel, inventory, facilities, scheduling, and capital across multiple business lines with different cost structures, operational cycles, and regulatory considerations.

For the year ended October 31, 2025, our total revenue was US$1,704,138, consisting of (i) US$459,612, representing 27.0% of total revenue, from repair guitar services, (ii) US$97,513, representing 5.7% of total revenue, from guitar trading, (iii) US$105,385, representing 6.2% of total revenue, from guitar lessons, and (iv) US$1,041,628, representing 61.1% of total revenue, from guitar assembling workshops.

For the year ended October 31, 2024, our total revenue was US$429,399, consisting of (i) US$195,745, representing 45.6% of total revenue, from repair guitar services, (ii) nil revenue from guitar trading, (iii) US$44,423, representing 10.3% of total revenue, from guitar lessons, and (iv) US$189,231, representing 44.1% of total revenue, from guitar assembling workshops.

As of the date of this prospectus, we have a total of eight employees supporting our operations. This limited headcount increases our dependence on a small number of individuals to perform multiple functions across different business areas. Any inability to effectively allocate personnel, unexpected employee absences, turnover, or capacity constraints could disrupt operations, delay service delivery, or reduce service quality.

In addition, fluctuations in demand for lessons, workshops, or repair services may not align with inventory turnover or sales cycles in our trading and distribution activities. Disruptions in one area of our operations, such as shortages of skilled instructors or technicians or delays in receiving imported components, could have cascading effects on other parts of the business. Our limited staffing resources may constrain our ability to respond promptly to such disruptions or to scale operations efficiently.

If we are unable to manage the operational interdependencies inherent in our integrated model, maintain consistent service standards, or expand our workforce in line with growth, our operating margins, customer satisfaction, and overall financial performance could be materially and adversely affected.

Our business depends on skilled personnel, and our inability to attract, train, or retain qualified instructors and technicians could adversely affect our operations.

Our education, workshop, and technical service operations depend on instructors, luthiers, and repair technicians with specialized skills, including advanced instrument setup, structural repair, restoration of vintage or high-end guitars, and performance-level instruction. These capabilities require years of training and practical experience and are not easily replaced through short-term hiring.

As of the date of this prospectus, we had a total of eight employees, several of whom perform multiple operational roles. This limited workforce increases our reliance on a small number of skilled individuals and heightens the impact of employee turnover, extended absences, or reduced availability. The loss of any key instructor or technician, or difficulties in recruiting and training suitable replacements, could result in reduced service capacity, longer customer wait times, inconsistent service quality, or the inability to undertake complex repair or restoration projects.

In addition, competition for experienced luthiers and qualified music instructors may intensify, and we may be required to offer higher compensation or incur additional training costs to attract and retain talent. If we are unable to effectively manage these human capital risks, any shortage of qualified personnel, increased labor costs, or loss of key staff could limit our service capacity, reduce service quality, delay project completion, and adversely affect our reputation and financial performance and, in turn, influence the trading price and volatility of our Class A ordinary shares.

We are highly dependent on our founder, Chief Executive Officer and director, Mr. Law, Cheung, and the loss of his services or personal brand could materially and adversely affect our business, financial condition and the market price of our Class A ordinary shares.

Our Company is led by our founder, Chief Executive Officer and director, Mr. Law, Cheung, who is a well-known guitarist and educator with an established personal brand and significant social media presence within the regional music community. His reputation, industry relationships, technical expertise and public profile are closely associated with our brand identity and business development.

As of the date of this prospectus, Mr. Law’s digital channels include over 155,000 YouTube subscribers, 167,000 Facebook followers and 8,700 Instagram followers, providing access to guitar audiences across Hong Kong, Taiwan, Singapore and Shenzhen. A substantial portion of our brand recognition, customer acquisition and promotional reach is attributable to his personal influence and visibility. Although Mr. Law has executed a Written Consent and Acknowledgement confirming that social media accounts operated in the course of his employment are the property of the Company, the value of these platforms is closely tied to his continued involvement and personal reputation.

In addition, Mr. Law serves as our lead technician and instructor and plays a central role in overseeing repair guitar standards, instructional quality and strategic direction. He maintains various industry affiliations and ambassador roles and has represented Hong Kong in international music events. His prominence in the music community contributes significantly to our credibility, marketing effectiveness and event participation.

If Mr. Law were to become unable or unwilling to continue in his current roles due to resignation, incapacity, reputational harm, competing commitments or other reasons, we may experience disruptions in operations, loss of customers, reduced brand recognition and diminished growth prospects. We may also face difficulty in recruiting qualified personnel with comparable reputation and industry influence. Any such loss could have a material adverse effect on our business, financial condition, results of operations and cash flows, and could negatively impact investor confidence and the market price of our Class A ordinary shares.

Handcrafted guitars are sensitive to Hong Kong’s high humidity and climate fluctuations, which could affect product quality, increase costs and result in customer claims.

Guitars are primarily constructed from natural wood materials that are sensitive to environmental conditions, particularly humidity and temperature fluctuations. Hong Kong has a humid subtropical climate characterized by high humidity levels and seasonal variations in temperature. Exposure to elevated humidity or rapid climate changes can cause wood to expand, contract, warp, crack or otherwise deform. Such environmental conditions may affect the structural integrity, tonal quality, playability and aesthetic appearance of handcrafted guitars.

If guitars are stored in environments with inadequate humidity control, whether at our premises, in third-party warehousing facilities, during transportation, or by customers after purchase, such instruments may experience damage or performance issues. Even when properly constructed, handcrafted instruments may require ongoing maintenance and climate regulation to preserve quality. Customers who are unfamiliar with proper humidity management practices may attribute climate-related changes in the instrument to manufacturing defects, which could lead to warranty claims, repair obligations, refunds, reputational harm or disputes.

As we expand into new geographic markets, including Southeast Asia and the United States, differences in climate conditions may further increase the risk of wood movement or structural stress during shipping or after delivery. We may incur additional costs to implement humidity-controlled storage, specialized packaging, climate-stabilized transportation or post-sale service support.

If climate-related damage results in increased product returns, repair costs, customer dissatisfaction or reputational harm, our business, financial condition and results of operations could be materially and adversely affected.

Our planned online platform may not achieve its intended benefits and could require significant investment.

We intend to develop and launch a new online platform designed to support the sale of guitars and related accessories, facilitate enrollment in lessons and workshops, implement a membership system, and enhance customer engagement. The development, launch and ongoing operation of this platform will require substantial upfront capital expenditures and significant management attention, as well as continuing investments in technology infrastructure, software development, payment processing systems, cybersecurity protections, maintenance, digital marketing and customer support.

The development of a new digital platform involves technical, operational and commercial risks. There can be no assurance that the platform will be completed on schedule or within budget, will operate as intended, or will achieve sufficient user adoption. The membership system may fail to attract or retain subscribers, or may not generate recurring revenue at anticipated levels. Customers may be reluctant to transition from in-person transactions to an online platform, and our ability to drive traffic to the platform may depend heavily on effective digital marketing strategies.

If the platform does not generate anticipated traffic, transactions, or operational efficiencies, we may not be able to recover our development and operating costs. Ongoing investments required to maintain or improve the platform could further increase expenses without corresponding revenue growth. Any such outcomes could adversely affect our operating margins, financial condition, and results of operations, and may negatively influence investor perception and the market price of our Class A Ordinary Shares.

We are dependent on a single supplier for our purchases, and the loss of, or any disruption in our relationship with, this supplier could materially and adversely affect our business.

For the years ended October 31, 2025 and 2024, Supplier A accounted for 100% of our total purchases. As a result, we are highly dependent on this supplier for the procurement of the products necessary for our operations.

The Company does not have a long-term supply agreement with Supplier A. Purchases are made on an order-by-order basis, and pricing and other commercial terms are negotiated periodically. While the Company has maintained a stable relationship with Supplier A to date, the absence of a binding long-term agreement means that Supplier A is not contractually obligated to continue supplying products to the Company on existing terms, or at all.

The Company’s significant supplier concentration increases its exposure to risks, including potential supply disruptions, price increases, changes in payment terms, quality issues, or other adverse commercial developments. If Supplier A experiences financial difficulties, operational disruptions, capacity constraints, regulatory issues, or otherwise fails to perform its obligations, we may be unable to secure alternative suppliers on commercially reasonable terms, or at all, in a timely manner. Any interruption in supply, increase in pricing, deterioration in quality, or unfavorable change in contractual terms could materially and adversely affect our business operations, financial condition, and results of operations.

In addition, our reliance on a single supplier may reduce our negotiating leverage, which could result in higher costs or less favorable terms over time. Although we believes alternative suppliers are available in the market, transitioning to a new supplier could require additional time and resources, including qualification, negotiation and integration efforts, and there can be no assurance that comparable pricing or service levels would be obtained.

We intend to gradually enhance our in-house manufacturing capabilities to reduce our reliance on Supplier A over time. However, we are currently in the early stages of evaluating and developing such capabilities, and we do not expect to eliminate our dependence on Supplier A in the near term. There can be no assurance that we will successfully establish internal manufacturing capacity or that such efforts will effectively mitigate supplier concentration risks. Until such capabilities are fully developed and operational, we will continue to depend substantially on Supplier A.

Risks Related to Doing Business in Hong Kong

The Hong Kong legal system embodies uncertainties which could limit the availability of legal protections.

Hong Kong is a Special Administrative Region of the PRC and enjoys a high degree of autonomy under the “one country, two systems” principle. The Hong Kong Special Administrative Region’s constitutional document, the Basic Law, ensures that the current political situation will remain in effect for 50 years. Hong Kong has enjoyed the freedom to function in a high degree of autonomy for its affairs, including currencies, immigration and custom, independent judiciary system and parliamentary system. However, we cannot guarantee that the implementation of the “one country, two systems” principle and the level of autonomy as currently in place will continue in the future. Any changes in the state of political environment in Hong Kong may materially and adversely affect our business and operation. We cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us.

Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in Hong Kong.

Political events, international trade disputes, and other business interruptions could harm or disrupt international commerce and the global economy, and could have a material adverse effect on us, our customers, material vendors, and other partners. International trade disputes could result in tariffs and other protectionist measures which may materially and adversely affect our business.

Political uncertainty surrounding international trade disputes and the potential of the escalation to trade war and global recession could have a negative effect on customer confidence and reduce spending of our players, which may result in material adverse impact to our revenue income and financial condition. We may have also access to fewer business opportunities, and our operations may be negatively impacted as a result. Barriers to trade may bar sales to certain market or geographic locations, resulting in significant decrease in revenue. In addition, the current and future actions or escalations by either the United States or Hong Kong that affect trade relations may cause global economic turmoil and potentially have a negative impact on our markets, our business, or our results of operations, as well as the financial condition of our clients, and we cannot provide any assurances as to whether such actions will occur or the form that they may take.

The market for our Class A Ordinary Shares may be subject to manipulation that is beyond our control which may result in sudden increases and decreases in the price of our Class A Ordinary Shares.

On September 5, 2025, the SEC announced the formation of a special task force to strengthen and enhance its Division of Enforcement’s effort to detect and combat cross-border fraud harming U.S. investors. The task force will focus on investigating potential securities law violations, involving potential market manipulations related to foreign based companies, including companies with their business operations primarily based in China. These manipulations are often orchestrated by bad actors who disseminate false or misleading information in news letters or on social medial platforms in order to artificially increase the price of publicly traded securities followed by massive selling and profit taking resulting in losses to U.S. investors and listed companies. When these bad actors are located outside the jurisdiction of the United States, it may be difficult for investors to pursue and recover any losses that may have been caused by unlawful market manipulation. Should such a manipulation occur in the market for our Class A Ordinary Shares, holders of our Class A Ordinary Shares may experience a substantial loss on their investment.

All of Guitar HK’s operations are in Hong Kong. However, due to the long arm provisions under the current laws and regulations of mainland China, the government of mainland China may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of Guitar Cayman’s Class A Ordinary Shares. The government of mainland China may also intervene or impose restrictions on Guitar Cayman’s ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the government of mainland China may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the legal and regulatory system of mainland China cannot be certain.

We are not based in mainland China and do not have operations in mainland China. We currently do not have or intend to set up any subsidiary in mainland China, or do not foresee the need to enter into any contractual arrangements with a VIE to establish a VIE structure in mainland China. For the fiscal years ended October 31, 2025 and 2024, we generated all our revenues from Hong Kong.

As advised by our PRC counsel, China Commercial Law Firm, as of the date of this prospectus, on the basis that (i) we currently do not have or intend to set up any subsidiary or VIE structure in mainland China, and we do not have any business operations in mainland China, and (iii) we and our subsidiary possess personal information of less than 1 million individuals in the PRC (for the purpose of this subsection (iii), including the special administrative regions of Hong Kong and Macau and Taiwan), and do not possess any core data or important data of the PRC or any information which affects or may affect national security of the PRC, we do not expect to be materially affected by recent statements by the government of mainland China indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers. However, due to long arm provisions under the current laws and regulations of mainland China, there remains regulatory uncertainty with respect to the implementation and interpretation of laws and regulations of mainland China to Hong Kong. As a result, there is no guarantee that the PRC government may not choose to implement the laws of Mainland China to Hong Kong and exercise significant direct influence and discretion over the operation of our Operating Subsidiary in the future, and it will not have a material adverse impact on our business, financial condition and results of operations, due to changes in laws, political arrangement, or other unforeseeable reasons.

Pursuant to the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. The Basic Law expressly provides that the national laws of the PRC which may be listed in Annex III of the Basic Law shall be confined to those relating to defense and foreign affairs as well as other matters outside the limit of the autonomy of Hong Kong. The basic policies of the PRC regarding Hong Kong as a special administrative region of the PRC are reflected in the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”.

Nevertheless, the laws and regulations in mainland China are evolving rapidly, and their enactment, interpretation, enforcement and implementation involve substantial uncertainties with little advance notice. These laws and regulations may be vague, amended unexpectedly, applied retroactively, or interpreted and enforced inconsistently by different authorities.

In the event that Guitar HK becomes subject to the laws and regulations of mainland China in the future (including those relating to data and cyberspace security and anti-monopoly), the legal and operational risks associated with mainland China may also apply to our Hong Kong operations. The PRC government may exercise significant oversight and discretion over business conduct in Hong Kong and intervene or influence our operations at any time.

As a result, the application, interpretation, and enforcement of new and existing laws and regulations in mainland China are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and may be inconsistent with our current policies and practices. New laws, regulations, and other government directives in mainland China may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede our development;

●	result in negative publicity or increase our operating costs;

●	require significant management time and attention; and/or

●	subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

We are aware that recently, the government of mainland China initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on a U.S. or other foreign exchange.

The PRC government may intervene or influence our operations at any time or may exert control over offerings conducted overseas and foreign investment in Hong Kong-based issuers, which may result in a material change in our operations and/or the value of Guitar Cayman’s Class A Ordinary Shares. For example, there is currently no restriction or limitation under the laws of Hong Kong on the conversion of HK dollar into foreign currencies and the transfer of currencies out of Hong Kong and the laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash between Guitar Cayman, the ultimate holding company, and Guitar HK, the wholly-owned operating subsidiary in Hong Kong. However, the PRC government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to and from the other entities within our organization or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business outside of Hong Kong and may affect our ability to receive funds from Guitar HK. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our products and services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measures could materially decrease the value of Guitar Cayman’s Class A Ordinary Shares, potentially rendering it worthless.

The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact Guitar HK.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences — secession, subversion, terrorist activities, and collusion with a foreign or overseas force to endanger national security — and their corresponding penalties. On July 14, 2020, the then U.S. President Donald Trump signed the Hong Kong Autonomy Act (the “HKAA”), into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020 the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including former and current HKSAR chief executives Carrie Lam and John Lee. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If Guitar HK is determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

The PRC government may intervene or influence our operations at any time or may exert more control over offerings conducted overseas and foreign investment in China-based issuers, which may result in a material change in our operations and/or the value of Guitar Cayman’s Class A Ordinary Shares. Additionally, the governmental and regulatory interference could significantly limit or completely hinder Guitar Cayman’s ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

There are political risks associated with conducting business in Hong Kong.

All our operations are based in Hong Kong. Accordingly, our business operations and financial condition will be affected by the political and legal developments in Hong Kong. During the period covered by the financial information included in this prospectus, we derive all of our revenue from operations in Hong Kong. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may adversely affect our business operations. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since a substantial part of our operations is based in Hong Kong, any change of such political arrangements may pose an immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial position.

If the PRC attempts to alter its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

Under the Basic Law of the Hong Kong Special Administrative Region of PRC, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent developments including the Hong Kong National Security Law issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and the then U.S. President Donald Trump signed an executive order and the HKAA to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S, mainland China and Hong Kong, which could potentially harm our business.

Our revenue is susceptible to the ongoing incidents or factors which affect the stability of the social, economic and political conditions in Hong Kong. Any drastic events may adversely affect our business operations. Such adverse events may include changes in economic conditions and regulatory environment, social and/or political conditions, civil disturbance or disobedience, as well as significant natural disasters. Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including Guitar Cayman, and the market price of Guitar Cayman’s Class A Ordinary Shares could be adversely affected.

There remain some uncertainties as to whether we will be required to obtain approvals from mainland China and Hong Kong authorities to list additional Guitar Cayman’s securities on the U.S. exchanges and offer securities in the future, and if required, we cannot assure you that Guitar Cayman will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors (the “M&A Rules”), adopted by six regulatory agencies of mainland China in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of mainland China-based companies and controlled by mainland China-based companies or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On December 28, 2021, the CAC and other PRC authorities promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022. In addition, the Cybersecurity Law, which was adopted by the Standing Committee of the National People’s Congress on November 7, 2016 and came into force on June 1, 2017, and the Cybersecurity Review Measures, or the “Review Measures”, provide that personal information and important data collected and generated by a critical information infrastructure operator, or a “CIIO”, in the course of its operations in mainland China must be stored in mainland China, and if a CIIO purchases internet products and services that affect or may affect national security, it should be subject to national security review by the CAC together with competent departments of the State Council. On November 14, 2021, CAC published the Regulations on the Network Data Security Administration Draft, or the “Data Security Regulations Draft”, to solicit public opinion and comments. Under the Data Security Regulations Draft, an overseas initial public offering to be conducted by a data processor processing the personal information of more than one million individuals shall apply for a cybersecurity review. Data processor means an individual or organization that independently makes decisions on the purpose and manner of processing in data processing activities, and data processing activities refers to activities such as the collection, retention, use, processing, transmission, provision, disclosure, or deletion of data.

Currently we do not expect the Review Measures to have an impact on the business and operations of Guitar Cayman’s Guitar HK or this offering, because (i) Guitar HK is incorporated and operating in Hong Kong without any subsidiary or VIE structure in mainland China, and it is unclear whether the Review Measures apply to a Hong Kong company; (ii) as of the date of this prospectus, Guitar HK has not collected and stored personal information of any individual customers of mainland China and possesses personal information of less than 1 million individuals in the PRC (for the purpose of this subsection (ii), including the special administrative regions of Hong Kong and Macau and Taiwan), and does not possess any core data or important data of the PRC or any information which affects or may affect national security of the PRC; and (iii) as of the date of this prospectus, Guitar HK has not been informed by any governmental authority of mainland China of any requirement that it file for a cybersecurity review for the offering. Based on the foregoing and the advice of Guitar Cayman’s PRC legal counsel, China Commercial Law Firm, as of the date of this prospectus, we believe Guitar HK is not required to pass the cybersecurity review of the CAC in order to list Guitar Cayman’s Class A Ordinary Shares in the U.S. Nonetheless, if the authorized PRC regulatory body subsequently determines that we are required to go through such cybersecurity review or if any other PRC government authorities promulgate any interpretation or implementation rules before Guitar Cayman’s listing that would require us to go through a cybersecurity review for this offering, we may fail to complete such cybersecurity review procedures in a timely manner, or at all. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with the related laws and regulations may result in fines or other penalties, reputational damage as well as legal proceedings or actions against us, which may have material adverse effect on our business, financial condition or results of operations.

In addition, on December 24, 2021, the CSRC issued the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (the “Draft Administrative Provisions”) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments) (the “Draft Filing Measures”), collectively, the Draft Rules Regarding Overseas Listings. The Draft Rules Regarding Overseas Listing aim to lay out the filing regulation arrangement for both direct and indirect overseas listing by mainland China-based companies and clarify the determination criteria for indirect overseas listing in overseas markets. According to the Draft Rules Regarding Overseas Listings, among other things, after making initial applications with overseas stock markets for initial public offerings or listings, all mainland China-based companies shall file with the CSRC within three working days.

On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures and relevant five guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures comprehensively improve and reform the existing regulatory regime for overseas offering and listing of PRC domestic companies’ securities and will regulate both direct and indirect overseas offering and listing of mainland China-based companies’ securities by adopting a filing-based regulatory regime.

According to the Overseas Listing Trial Measures, mainland China-based companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The Overseas Listing Trial Measures provides that an overseas listing or offering is explicitly prohibited, if: (i) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (v) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

The Overseas Listing Trial Measures also provides that if the issuer both meets the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. The Overseas Listing Trial Measures also requires subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings.

As advised by Guitar Cayman’s PRC Counsel, China Commercial Law Firm, based on the facts that (i) we currently do not have, nor do we currently intend to establish, any subsidiary nor plan to enter into any contractual arrangements to establish a VIE structure with any entity in the PRC; (ii) we are not controlled by any PRC entity or individual; (iii) we do not have any operation in the PRC, nor do we have any partnership or cooperation with any PRC entity or individual; (iv) we currently do not have, nor do we plan to have, any investment, such as owning or leasing any asset, in the PRC; (v) we have not employed any PRC natural persons within the PRC; (vi) no revenue of the Company is generated from the PRC; and (vi) none of the senior managers in charge of the business operations and management are citizens of the PRC or domiciled in mainland China, we believe that this offering will not be regarded as a subsequent securities offering in the same overseas market under Article 15 of the Overseas Listing Trial Measures, and we are currently not required to complete the filing procedure with the CSRC or to obtain regulatory approval from the CSRC. However, as the Overseas Listing Trial Measures were newly promulgated, there exists substantial uncertainty as to whether the CSRC may take a view that is contrary to our understanding of the Overseas Listing Trial Measures because the Overseas Listing Trial Measures adopt the principle of “substance over form” regarding the determination of “indirect overseas offering and listing by a domestic company,” over which the CSRC may have substantial discretion. If we are required to complete the filing procedures with the CSRC in connection with this offering, we cannot assure you that we will be able to complete such filings in a timely manner, or at all, in the future. Any failure by us to comply with such filing requirements could materially and adversely impact our operations, subject us to orders to rectify, warnings and fines, and significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or become worthless.

Furthermore, P.Y. Cheung & Co., Guitar Cayman’s Hong Kong counsel, has advised Guitar Cayman that, as of the date of this prospectus, Guitar Cayman is not required to obtain any permission or approval from the governmental authorities of Hong Kong to list on the U.S. exchanges and offer securities and we have obtained all necessary licenses, permissions or approvals including the business registration certificate from the governmental authorities of Hong Kong to operate our business through Guitar HK and to the best of our knowledge, no license, permission or approval has been denied.

However, if we (i) do not receive or maintain such permission or approval, should the permission or approval be required in the future by the government of mainland China or Hong Kong, (ii) inadvertently conclude that such permission or approval is not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permission or approval in the future, we may be unable to obtain such permissions or approvals in a timely manner, or at all, and may face regulatory actions or other sanctions from the CSRC, the CAC or other PRC or Hong Kong regulatory authorities if we fail to fully comply with any new regulatory requirements. Consequently, our operations and financial condition could be materially adversely affected, and Guitar Cayman’s ability to offer securities to investors could be significantly limited or completely hindered and the securities currently being offered may substantially decline in value and become worthless.

We are aware that recently, the government of mainland China initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Nevertheless, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what potential impact such modified or new laws and regulations will have on Guitar HK’s daily business operations, Guitar Cayman’s ability to accept foreign investments and the listing of Guitar Cayman’s Class A Ordinary Shares on a U.S. or other foreign exchanges. If there is significant change to current political arrangements between mainland China and Hong Kong, the PRC government intervenes or influences operations of companies operated in Hong Kong like us, or exerts more control through change of laws and regulations over offerings conducted overseas and/or foreign investment in issuers like Guitar Cayman, it may result in a material change in our operations and/or the value of the securities Guitar Cayman is registering for sale or could significantly limit or completely hinder Guitar Cayman’s ability to offer or continue to offer securities to investors and cause the value of Guitar Cayman’s Class A Ordinary Shares to significantly decline or become worthless.

Rules for cross-border provision and examination of auditing records and other materials in connection with overseas securities issuance and listing was released by CSRC and became effective. The government of mainland China may impose more stringent requirement for domestic Chinese companies to share business and accounting records with foreign auditing firms and other securities service institutions, which could significantly limit or completely hinder Guitar Cayman’s ability to offer or continue to offer its Ordinary Shares to investors and could cause the value of Guitar Cayman’s Class A Ordinary Shares to significantly decline or become worthless.

On April 2, 2022, the CSRC, in conjunction with the Ministry of Finance, the National Administration of State Secret Protection and the National Archives Administration, issued the Regulations on Enhancing Confidentiality and File Management in Relation to Overseas Securities Issuance and Listing by Domestic Enterprises (Draft for Comments, the “Draft Regulations”), an amendment to the original regulation of the same name published in 2009. The Draft Regulations extend the scope of application of the regulations to indirectly listed enterprises, and expand the definition of “domestic enterprises” to encompass domestic corporations directly listed on overseas exchanges as well as the domestic operating subsidiaries of indirectly listed companies. The Draft Regulations requires that, before providing or publicly disclosing documents and materials involving state secrets or government work secrets to security brokers, security service providers, or overseas regulators, the domestic enterprises shall seek approval from the relevant government regulators, and make filings with the local secret protection regulators at the same government level.

The Draft Regulations expand the scope of the regulations from “state secrets” to “state secrets and work secrets of government agencies”. However, the Draft Regulations do not define the scope of such secrets, but merely state that “in case where it is unclear or disputed as to whether state secrets are involved, the issue shall be submitted to the relevant secret protection regulator for determination; in case where it is unclear or disputed as to whether government work secrets are involved, the issue shall be submitted to the relevant government regulator for determination.”

The Draft Regulations mandates that domestic enterprises need to follow the prescribed procedures before furnishing “accounting records or copies of accounting records of significant state or societal storage value” to relevant security brokers, security service providers, and overseas regulators. If it is necessary to transmit such materials of significance out of mainland China, the relevant enterprises need to follow the prescribed procedures for advance approval. Similarly, if an overseas accounting firm intends to provide auditing work on a domestic enterprise seeking overseas listing, the accounting firm shall follow the prescribed procedures under the relevant state laws and regulations. A domestic enterprise shall not provide accounting records to an overseas accounting firm or network who has not satisfied the prescribed procedures.

On February 24, 2023, the CSRC, Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Archives Rules, which took effect on March 31, 2023. Pursuant to the Archives Rules, domestic companies that seek for overseas offering and listing shall strictly abide by applicable laws and regulations of the PRC and the Archives Rules, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. Such domestic companies shall not leak any state secret and working secret of government agencies, or harm national security and public interest. Furthermore, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any document and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. Moreover, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. The Archives Rules also stipulate that a domestic company that provides accounting archives or copies of accounting archives to any entities including securities companies, securities service providers and overseas regulators and individuals shall fulfill due procedures in compliance with applicable national regulations. As we are not domestic companies, and do not plan to leak any state secret and working secret of government agencies, or harm national security or public interest in connection with provision of documents, materials and accounting archives, we believe we may not be required to obtain relevant approval or file with the secrecy administrative department in accordance with the Archives Rules with respect to the offering. However, as the Archives Rules was newly published, there are substantial uncertainties as to the implementation and interpretation, if we are required to perform additional procedures in connection with the provision of accounting archives or other documents, we cannot assure you that we will be able to fulfill such procedures in a timely manner, or even at all. Any failure by us to comply with the Archives Rules may materially adversely affected, our ability to offer securities to investors to become significantly limited or completely hindered.

On August 26, 2022, a Statement of Protocol was signed by the PCAOB, the CSRC and the Ministry of Finance of the PRC governing inspections and investigations of audit firms based in mainland China and Hong Kong. Pursuant to the Statement of Protocol, the PCAOB conducted inspections on select registered public accounting firms subject to the Determination Report in Hong Kong between September and November 2022. On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report. On December 29, 2022, the CAA was signed into law by President Biden. The CAA contained, among other things, an identical provision to the AHFCA Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

We cannot guarantee that we will be able to obtain any approval or authorization from relevant secret protection regulator or other government authorities in a timely manner, or any such approval or authorization can be obtained at all if we are required to obtain any approval or authorization. Failure to obtain the necessary approvals or complete the required filings in a timely manner may result in the failure to complete the listing or subject us to fines, penalties or other sanctions, which may have a significant adverse impact on our financial position and operations.

In addition, the Archives Rules take into account the international practice of cross-border audit regulatory co-operation and requires that “on-site inspections should be conducted mainly by CSRC and Chinese regulators, or rely on the inspection results of Chinese regulators” stated in the Regulations on Enhancing Confidentiality and File Management in Relation to Overseas Securities Issuance and Listing published in 2009. The Archives Rules make it clear that the CSRC or Chinese regulators shall provide necessary support through multilateral or bilateral cooperation mechanism for cross-border investigation and examination carried out by overseas securities administrative authorities and regulators on mainland China enterprises seeking overseas listings and security brokers or security service providers providing securities services for such domestic enterprises in respect of their activities relating to such overseas issuance and listings. However, there is no existing tried-and-proved mechanisms for cross-border regulatory cooperation, and it is difficult to carry out shareholder claims or regulatory investigations in mainland China similar to those in the United States, due to various legal and practical problems.

Although we do not believe that we are currently prohibited from providing its accounting records to our auditor or that we or our auditor would be required to go through any prescribed procedures for approval under current laws and regulations of mainland China, we may be subject to additional compliance requirements in the future. Since the Archive Rules are newly promulgated, and the interpretation and implementation are not very clear, we cannot assure you that we will be able to receive clearance of such regulatory requirements in a timely manner, or at all, in the future. If the CSRC, the state secret protection regulator or any other relevant government regulator require that we obtain approval or complete relevant procedure prior to the completion of this offering, the offering will be delayed until we have obtained such approval or completed such procedure. There is also the possibility that we may not be able to obtain or maintain such approval, complete such procedure or that we inadvertently concluded that such approval or procedure was not required. If prior approval or procedure was required while we inadvertently concluded that such approval or procedure was not required or if applicable laws and regulations or the interpretation of such were modified to require us to obtain such approval or procedure in the future, we may face regulatory actions or other sanctions from the CSRC or other regulatory authorities of mainland China. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder Guitar Cayman’s ability to offer or continue to offer the Class A Ordinary Shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations, and cause the Ordinary Shares to significantly decline in value or become worthless.

Uncertainties with respect to the PRC legal system, including risks and uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in the PRC with little advance notice could result in a material change in our operations and/or the value of the securities we are registering for sale.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations. The PRC legal system is based on written statutes and their legal interpretations by the Standing Committee of the National People’s Congress, or NPCSC. Previous court decisions may be cited for reference but have limited precedential value. Since 1979, the PRC government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, as these laws and regulations are relatively new, and due to the limited volume of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties. These laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement could be unpredictable, with little advance notice which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. It is also uncertain whether having a majority of our directors and officers located in Hong Kong will subject us to the oversight of the Chinese authorities in the future.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

The PRC government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of the securities we are registering for sale.

Guitar Cayman is a holding company and we conduct all of our operations through our operating subsidiary in Hong Kong. The PRC government may choose to exercise significant oversight and discretion, and the regulations to which we are subject may change rapidly and with little notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in mainland China are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our current policies and practices. New laws, regulations, and other government directives in mainland China may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede our development;

●	result in negative publicity or increase our operating costs;

●	require significant management time and attention; and

●	subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we conduct our business could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our products, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented and if the PRC government chooses to exercise such significant oversight and discretion over the conduct of our business and may intervene or influence or control our operations at any time. Such government actions could result in a material change in our operations and/or the value of the securities we are registering for sale; could significantly limit or completely hinder our ability to continue our operations; could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors; and may cause the value of our securities to significantly decline or be worthless.

Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

Previous statements by the PRC government have indicated an intent to exert more exert oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. On December 28, 2021, the CAC, the NDRC and several other administrations jointly adopted and published the New Measures, which came into effect on February 15, 2022. According to the New Measures, if an “operator of critical information infrastructure” or “network platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Our business belongs to the music instrument industry, which does not implicate cybersecurity, or involve any other type of restricted industry. As a result, the likelihood of us being subject to the review of the CAC is remote.

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, which became effective on March 31, 2023. On the same date of the issuance of the Trial Measures, the CSRC circulated No.1 to No.5 Supporting Guidance Rules, the Notes on the Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, or collectively, the Guidance Rules and Notice. According to the Trial Measures, together with the Guidance Rules and Notice, a domestic company in the PRC that seeks to offer and list securities on overseas markets shall fulfill the filing procedures with the CSRC as per requirement of the Trial Measures within 3 working days after the relevant application is submitted overseas. The Trial Measures also provides that only if the issuer meets both of the following criteria at the same time, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. As advised by our PRC counsel, China Commercial Law Firm, the listing of our Class A Ordinary Shares on Nasdaq does not constitute an “indirect overseas offering and listing by PRC domestic companies” and we are not required to complete the filing procedures as stipulated by the Trial Measures because the Company did not obtain any operating revenue, total profit, total assets and net assets in mainland China, the main parts of the Company’s business activities are neither carried out in mainland China, nor is its main place of business located in mainland China, and except for Ms. Yujie Chen who is a Chinese citizen and domiciled in Hong Kong, none of the members of the senior management team in charge of our business operation and management are Chinese citizens or domiciled in mainland China, we do not meet both of the above criteria simultaneously.

As advised by our PRC counsel, China Commercial Law Firm, as the Company and its subsidiaries currently have no operations in the mainland China, as of the date of this prospectus, the Company is not required to obtain any permissions or approvals from PRC authorities before listing in the U.S. and to issue our Class A Ordinary Shares to foreign investors, including the CAC or the CSRC because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; and (ii) we operate in Hong Kong and is not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC. We also understand that Guitar HK is not required to obtain any permissions or approvals from any Chinese authorities to operate their businesses as of the date of this prospectus. No permissions or approvals have been applied for by the Company or denied by any relevant authorities. However, uncertainties still exist, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations may restrict or otherwise unfavorably impact our ability or way to conduct business and may require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities.

In the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC that we are required to obtain such permissions or approvals; or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations, significantly limit or completely hinder our ability to offer our Class A Ordinary Shares to investors and cause the value of such Class A Ordinary Shares to significantly decline or become worthless.

We may be required to obtain approval from PRC authorities to list on overseas stock exchanges in the future.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, require CSRC approval for a listing involving offshore special purchase vehicles that are controlled by PRC entities or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interests held by such PRC entities or individuals with shares of the offshore special purchase vehicles. As advised by our PRC counsel, China Commercial Law Firm, we will not be required to submit an application to the CSRC for the approval of the Offering and trading of our Class A Ordinary Shares under the M&A Rules because (i) Guitar HK was not established through a merger or requisition of the equity or assets of a “PRC domestic company” as such term is defined under the M&A Rules, (ii) Guitar HK is a non-mainland China entity, and they have not been controlled by a non-PRC persons since its incorporation, and (iii) the CSRC currently has not issued any definitive rule or interpretation concerning whether an offering like ours under this document is subject to this regulation. However, uncertainties still exist as to how the M&A Rules will be interpreted or implemented, and is subject to any new laws, rules, and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We may be required to obtain approval from PRC authorities in order to continue our listing on Nasdaq or to add new listings on other overseas stock exchanges in the future but cannot provide assurance that we will be able to obtain such approval.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. Subsequently, on February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, which became effective on March 31, 2023. On the same date of the issuance of the Trial Measures, the CSRC circulated No.1 to No.5 Supporting Guidance Rules, the Notes on the Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, or collectively, the Guidance Rules and Notice. According to the Trial Measures, together with the Guidance Rules and Notice, a domestic company in the PRC that seeks to offer and list securities on overseas markets shall fulfill the filing procedures with the CSRC as per requirement of the Trial Measures within 3 working days after the relevant application is submitted overseas. The Trial Measures also provides that only if the issuer meets both of the following criteria at the same time, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China.

As advised by our PRC counsel, China Commercial Law Firm, the listing of our Class A Ordinary Shares on Nasdaq does not constitute an “indirect overseas offering and listing by PRC domestic companies” and that we are not required to complete the filing procedures as stipulated by the Trial Measures the Company did not obtain any operating revenue, total profit, total assets and net assets in mainland China, the main parts of the Company’s business activities are neither carried out in mainland China, nor is its main place of business located in mainland China, and none of the members of the senior management team in charge of our business operation and management are mainland Chinese citizens or domiciled in mainland China, we do not meet both of the above criteria simultaneously. If CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, such CSRC approval could be rescinded. We cannot assure you that relevant PRC government authorities, including the CSRC, would reach the same conclusion as us.

If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation of the People’s Republic of China (“SAT”) issued a circular, known as SAT Circular 82, partially abolished on December 29, 2017, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular applies only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

We believe that, as a Cayman Islands exempted company, Guitar Cayman is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our Company is a PRC resident enterprise for enterprise income tax purposes, we would be subject to PRC enterprise income on our worldwide income at the rate of 25%. Furthermore, we would be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our Class A Ordinary Shares. In addition, non-resident enterprise shareholders may be subject to PRC tax on gains realized on the sale or other disposition of the Class A Ordinary Shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders and any gain realized on the transfer of the Class A Ordinary Shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our Class A Ordinary Shares.

Although we are based in Hong Kong, if we should become subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the allegations, which could harm Guitar HK business operations, this offering and our reputation, and could result in a loss of your investment in our Class A Ordinary Shares if such allegations cannot be addressed and resolved favorably.

During the last several years, U.S. listed public companies that have substantially all of their operations in China have been the subject of intense scrutiny by investors, financial commentators and regulatory agencies. Much of the scrutiny has centered on financial and accounting irregularities and mistakes, lack of effective internal controls over financial reporting and, in many cases, allegations of fraud. As a result of this scrutiny, the publicly traded stock of many U.S.-listed Chinese companies that have been the subject of such scrutiny has sharply decreased in value. Many of these companies are now subject to shareholder lawsuits and/or SEC enforcement actions that are conducting internal and/or external investigations into the allegations.

Although we are based in Hong Kong, if we should become the subject of any such scrutiny, whether any allegations are true or not, we may have to expend significant resources to investigate such allegations and/or defend the Company. Such investigations or allegations would be costly and time-consuming and likely would distract our management from our normal business and could result in our reputation being harmed. The price of our Class A Ordinary Shares could decline because of such allegations, even if the allegations are false.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets, as such persons need to determine whether their transactions are subject to these rules and whether any withholding obligation applies.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an indirect transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such indirect transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who pays for the transfer is obligated to withhold the applicable taxes currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the Class A Ordinary Shares in our offshore subsidiaries and investments. Our Company may be subject to filing obligations or may be taxed if our company is a transferor in such transactions, and may be subject to withholding obligations if our Company is a transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfers of Class A Ordinary Shares of our Company by investors who are non-PRC resident enterprises, Guitar HK will not be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. However, if our assessment on the filing under SAT Bulletin 7 and/or SAT Bulletin 37 is incorrect, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our Company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within Hong Kong.

Our principal business operation is conducted in Hong Kong. In the event that the U.S. regulators carry out investigation on Guitar Cayman and there is a need to conduct investigation or collect evidence within the territory of Hong Kong, the U.S. regulators may not be able to carry out such investigation or evidence collection directly in Hong Kong . The U.S. regulators may consider cross-border cooperation with securities regulatory authority of Hong Kong by way of judicial assistance, diplomatic channels or regulatory cooperation mechanism established with the securities regulatory authority of Hong Kong.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in Hong Kong. The inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within Hong Kong may further increase difficulties faced by you in protecting your interests.

Hong Kong’s legal system is evolving and has inherent uncertainties that could limit the legal protection available to you.

For the fiscal years ended October 31, 2025 and 2024, all of our revenue derived from guitar related business operating in Hong Kong. The Hong Kong legal system embodies uncertainties which could limit the legal protections available to you and us.

As one of the conditions for the handover of the sovereignty of Hong Kong to the PRC, the PRC had to accept some conditions such as Hong Kong’s Basic Law before its return. The Basic Law ensured Hong Kong will retain its own currency (the Hong Kong Dollar), legal system, parliamentary system and people’s rights and freedom for 50 years from 1997. This agreement gave Hong Kong the freedom to function in a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues using the English common law system.

Some international observers and human rights organizations have expressed doubts about the future of the relative political freedoms enjoyed in Hong Kong and the PRC’s pledge to allow a high degree of autonomy in Hong Kong. On July 14, 2020, the U.S. signed an executive order to end the special status enjoyed by Hong Kong post-1997. As the autonomy currently enjoyed may be compromised, it could potentially impact Hong Kong’s common law legal system and may, in turn, bring about uncertainty in, for example, the enforcement of our contractual rights. If the PRC were to, in fact, renege on its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the U.S. or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against Guitar Cayman or its management named in the prospectus based on Hong Kong laws.

Currently, all of our operations are conducted outside the United States, and all of our assets are located outside the United States. All of Guitar Cayman’s directors and officers are Hong Kong nationals or residents and a substantial portion of their assets are located in Hong Kong. You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against Guitar Cayman or its management named in the prospectus, as judgments entered in the United States can be enforced in Hong Kong only at common law. If you want to enforce a judgment of the United States in Hong Kong, it must be a final judgment conclusive upon the merits of the claim, for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. For more information regarding the relevant laws of the Cayman Islands and Hong Kong, see “Enforceability of Civil Liabilities” beginning on page 42 of this prospectus.

[We face risks related to Nasdaq’s proposed rule on minimum offering size for companies with principal operations in China, including Hong Kong.

We note Nasdaq recently filed a proposed rule changed with the SEC that would require companies principally operating in China, including Hong Kong and Macau, to raise at least US$25 million in an initial public offering to list on Nasdaq.

We are a company with substantially all of our operations conducted in Hong Kong and, as such, may be subject to this proposed rule. Based on our plan to offer [●] Class A Ordinary Shares at an expected price range of US$[●] to US$[●] per share, the total offering proceeds would be between US$[●] million and US$[●] million. These expected proceeds are below the proposed minimum threshold of US$25 million.

While this proposal has not yet been approved by the SEC, there is no assurance that it will not be adopted. If this proposal is approved and we fail to meet the minimum offering size requirement, our securities will not be approved for listing on Nasdaq. Furthermore, even if we are able to successfully list, this rule change may be part of a broader trend of heightened regulatory scrutiny and stricter listing requirements for companies with principal operations in China, Hong Kong, and Macau. Our ability to conduct future offerings or maintain our listing could be adversely affected if Nasdaq or the SEC implements additional stringent criteria. We may be required to expend significant resources to address any future regulatory changes or concerns, which could divert our management’s attention and resources from our business operations. Any such events could have a material adverse effect on our business, financial condition, and results of operations, and could cause a significant decline in the value of our securities.]

We may be affected by the currency peg system in Hong Kong.

Since 1983, Hong Kong dollars have been pegged to the U.S. dollars at the rate of approximately HK$7.80 to US$1.00. We cannot assure you that this policy will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This would in turn adversely affect the operations and profitability of our business.

Risks Related to Our Corporate, Ownership of Our Securities, and this Offering

There may not be an active, liquid trading market for our Class A Ordinary Shares, and we do not know if a more liquid market for our Class A Ordinary Shares will develop to provide you with adequate liquidity.

Prior to this Offering, there has not been a public trading market for our Class A Ordinary Shares. We cannot assure you that an active trading market for our Class A Ordinary Shares will develop following this Offering, or if it does develop, will be maintained. We will seek to have our securities approved for listing on the [Nasdaq Capital Market / NYSE American ] upon consummation of this Offering. The closing of the Offering is conditional upon [Nasdaq / NYSE American ]’s final approval of our listing application. We cannot assure you that our application will be approved; if it is not approved, we will not complete the Offering. You may not be able to sell your securities quickly or at the market price if trading in our securities is not active. The public offering price for the Class A Ordinary Shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. We intend to apply to list our Class A Ordinary Shares on Nasdaq but we provide no assurance that our Class A Ordinary Shares will be approved for listing on [Nasdaq / NYSE American ]in connection with this Offering. Further, if we are successful in listing the Class A Ordinary Shares on [Nasdaq / NYSE American ], we cannot ensure that an active public market for our Class A Ordinary Shares will develop after this Offering, or that if it does develop, it will be sustained. In the absence of a public trading market:

●	you may not be able to liquidate your investment in our Class A Ordinary Shares;

●	you may not be able to resell your Class A Ordinary Shares at or above the initial public offering price;

●	the market price of our Class A Ordinary Shares may experience more price volatility; and

●	there may be less efficiency in carrying out your purchase and sale orders.

[Nasdaq may apply additional and more stringent criteria for our continued listing.

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities in Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including but not limited to (i) where the company engaged an auditor that has not been subject to an inspection by PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where a company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. Nasdaq was concerned that an offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. In respect of any of the aforementioned concerns, we may be subject to additional and more stringent criteria of Nasdaq for our continued listing, which might cause delay or even denial of our listing application for our Class A Ordinary Shares.]

The market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your Class A Ordinary Shares at or above the initial public offering price.

The initial public offering price for our Class A Ordinary Shares will be determined through negotiations between the underwriters and us and may vary from the market price of our Class A Ordinary Shares following our initial public offering. If you purchase our Shares in our initial public offering, you may not be able to resell those Shares at or above the initial public offering price. The market price of our Class A Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our Company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic collaborations, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us or our major suppliers; and

●	other events or factors, including those resulting from war or incidents of terrorism, pandemics, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Shares.

In addition, if the trading volumes of our Class A Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of the Shares. This low volume of trades could also cause the price of the Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of the Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of the Shares. As a result of this volatility, investors may experience losses on their investment in the Shares. A decline in the market price of the Shares also could adversely affect our ability to sell additional Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in the Shares will develop or be sustained. If an active market does not develop, holders of the Shares may be unable to readily sell the Shares they hold or may not be able to sell their Shares at all.

In the past, shareholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

Assuming our Class A Ordinary Shares are listed on [Nasdaq / NYSE American], we cannot assure you that we will be able to meet the continued listing standards of [Nasdaq / NYSE American] in the future.

Assuming our Class A Ordinary Shares are listed on [Nasdaq / NYSE American], we cannot assure you that we will be able to meet the continued listing standards of [Nasdaq / NYSE American] in the future. If we fail to comply with the applicable listing standards and [Nasdaq / NYSE American] delists our Class A Ordinary Shares, we and our shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Class A Ordinary Shares;

●	reduced liquidity for our Class A Ordinary Shares;

●	a determination that our Shares are “penny stock”, which would require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Shares;

●	a limited amount of news about us and analyst coverage of us; and

●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our Shares will be listed on [Nasdaq / NYSE American], such securities will be covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on [Nasdaq / NYSE American], our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our stock price or trading volume to decline.

If a trading market for our securities develops, the trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a newly listed company, we may be slow to attract research coverage and the analysts who publish information about our securities will have had relatively little experience with us, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our stock price, our stock price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline and result in the loss of all or a part of your investment in us.

Techniques employed by short sellers may drive down the market price of the Shares.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

Although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspectable by the PCAOB, there is no guarantee that future audit reports will be issued by auditors inspectable by the PCAOB, and, as such, in the future, investors may be deprived of the benefits of the PCAOB inspection program. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on December 29, 2022, the AHFCA Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three and, thus, reduced the time before our Class A Ordinary Shares may be prohibited from trading or delisted.

The AHFCA Act was enacted on December 23, 2022. On December 29, 2022, the Consolidated Appropriations Act was signed into law by the former President of the U.S., Mr. Joe Biden, which contained, among other things, an identical provision to the AHFCA Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on a national securities exchange or in the over-the-counter market in the United States if its auditor is not subject to PCAOB inspections for two consecutive years instead of three years. The AHFCA Act states that if the SEC determines that an issuer has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC shall prohibit the securities of the issuer from being traded on a national securities exchange or in the over-the-counter trading market in the United States (the applicable period under the HFCA Act prior to the enactment of the AHFCA Act had been two years).

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCA Act.

On June 22, 2021, the U.S. Senate passed the AHFCA Act, which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two years.

On November 5, 2021, the PCAOB approved a new rule, PCAOB Rule 6100, Board Determinations Under the HFCA Act to provide a framework for its determinations under the HFCA Act that the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The rule establishes the manner of the PCAOB’s determinations; the factors the PCAOB will evaluate and the documents and information the PCAOB will consider when assessing whether a determination is warranted; the form, public availability, effective date, and duration of such determinations; and the process by which the Board will reaffirm, modify, or vacate any such determinations.

In December 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. Also, on December 16, 2021, pursuant to the HFCA Act, the PCAOB issued a Determination Report which determined that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and in Hong Kong, a Special Administrative Region of PRC, because of positions taken by PRC authorities in those jurisdictions. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations.

On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. Pursuant to the Protocol, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022, and the PCAOB Board vacated its previous determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and resumed regular inspections since March 2023. The PCAOB is continuingly pursuing ongoing investigations and may initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act if needed.

On December 23, 2022, the AHFCA Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on a national securities exchange or in the over-the-counter market in the United States if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. As a result, the time period before the Company’s securities may be prohibited from trading or delisted has been decreased accordingly.

Our auditor, AOGB CPA Limited, is an independent registered public accounting firm that issues the audit report included in this prospectus, which is headquartered in Hong Kong and is not subject to and not affected by the HFCA Act. As an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, it is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is currently subject to PCAOB inspections and PCAOB is able to inspect our auditor in relation to our U.S. listing. However, there is no assurance that future audit reports will be prepared by auditors able to be inspected by the PCAOB and therefore, in the future, you may be deprived of the benefits of such inspection. As such, trading in our securities may be prohibited under the HFCA Act if the PCAOB determines that it cannot inspect or investigate completely our auditor, and as a result our securities may be delisted. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future which would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong, the PCAOB Board will consider the need to issue a new determination. Our securities may be delisted or prohibited from trading if the PCAOB determines that it cannot inspect or investigate completely our auditor under the HFCA Act.

We are a holding company with no operations of our own and, as such, we depend on our subsidiaries for cash to fund our operations and expenses, including future dividend payments, if any.

As a holding company, our principal source of cash flow will be distributions or payments from our operating subsidiaries. Therefore, our ability to fund and conduct our business, service our debt and pay dividends, if any, in the future will depend on the ability of our subsidiaries to make upstream cash distributions or payments to us, which may be impacted, for example, by their ability to generate sufficient cash flow or limitations on the ability to repatriate funds whether as a result of currency liquidity restrictions, monetary or exchange controls or otherwise. Our operating subsidiaries are separate legal entities, and although they are directly or indirectly wholly owned and controlled by us, they have no obligation to make any funds available to us, whether in the form of loans, dividends or otherwise. To the extent the ability of any of our subsidiaries to distribute dividends or other payments to us is limited in any way, our ability to fund and conduct our business, service our debt and pay dividends, if any, could be harmed.

The dual-class structure of our Class A Ordinary Shares will have the effect of concentrating voting control with Mr. Law, Cheung, which will limit or preclude your ability to influence corporate matters, including the election of directors and the approval of any change of control transaction.

Upon the completion of this offering, our Class B Ordinary Shares have twenty (20) votes per share, and our Class A Ordinary Shares, which are the shares we are offering in this offering, have one vote per share. Following this Offering, Mr. Law, Cheung, as beneficial holder of our outstanding Class B Ordinary Shares, will hold approximately [●]% of our total voting power, assuming that the underwriters do not exercise their option to purchase additional Shares, or approximately [●]% of our total voting power, assuming that the option to purchase additional Shares is exercised by the underwriters in full. Because of the twenty-to-one voting ratio between our Class B Ordinary Shares and Class A Ordinary Shares, the holders of our Class B Ordinary Shares collectively will continue to control a majority of the combined voting power of our Class A Ordinary Shares and therefore be able to control all matters submitted to our shareholders for approval. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our shareholders. Holders of Class B Ordinary Shares may have interests that conflict with or are different than the interests of other shareholders.

Future transfers by holders of Class B Ordinary Shares will generally result in those shares converting to Class A Ordinary Shares, subject to certain exceptions.

Mr. Law, Cheung will have substantial influence over our Company. His interests may not be aligned with the interests of our other shareholders, and he could prevent or cause a change of control or other transactions.

Upon the completion of this offering, Mr. Law, Cheung, our founder, chief executive officer and chairman of the board of directors, will beneficially own 60% of our then-issued and outstanding Class B Ordinary Shares, which shall each carry twenty (20) votes (as compared to one vote each for our Class A Ordinary Shares), and will thus be able to exercise approximately [●]% of the total voting power of our issued and outstanding shares immediately after the consummation of this offering, assuming the underwriters do not exercise their option to purchase additional Class A Ordinary Shares.

Accordingly, Mr. Law could have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions. Without the consent of Mr. Law, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. In addition, our directors and officers could violate their fiduciary duties by diverting business opportunities from us to themselves or others. The interests of Mr. Law may differ from the interests of our other shareholders. The concentration in the ownership of our Shares may cause a material decline in the value of our Shares. For more information regarding our principal shareholder, see “Principal Shareholders.”

The sale or availability for sale of substantial amounts of our Shares could adversely affect their market price.

Sales of substantial amounts of our Class A Ordinary Shares in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our Shares and could materially impair our ability to raise capital through equity offerings in the future. As of the date of this prospectus, we have none Class A Ordinary Shares outstanding. The Class A Ordinary Shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and Shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be [●] Class A Ordinary Shares outstanding immediately after this offering, assuming no exercise of the related over-allotment option. In connection with this offering, our directors and officers named in the section “Management,” and certain shareholders have agreed not to sell any Class A Ordinary Shares until [● days after the closing date of this offering] without the prior written consent of the representative, subject to certain exceptions. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Shares. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Shares for return on your investment.

We currently intend to retain all of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Class A Ordinary Shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Shares will likely depend entirely upon any future price appreciation of our Shares. There is no guarantee that our Shares will appreciate in value in the future or even maintain the price at which you purchased our Shares. You may not realize a return on your investment in our Shares and you may even lose your entire investment.

Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase Class A Ordinary Shares in this Offering, you will pay more for each Class A Ordinary Shares than the corresponding amount paid by existing shareholders for their Class A Ordinary Shares. If you purchase Class A Ordinary Shares in this offering at an assumed initial public offering price of $[●] per share, you will suffer immediate and substantial dilution of approximately US$[●] per share in the net tangible book value of the Class A Ordinary Shares, assuming no exercise of the over-allotment option. See “Dilution” for a more complete description of how the value of your investment in our Shares will be diluted upon the completion of this offering.

We will have broad discretion in the use of proceeds of this offering.

We currently intend to use the net proceeds from this offering as follows: $[●], representing approximately [●]% of the net proceeds, to marketing and advertising initiatives to expand our business-to-consumer sales; $[●], representing approximately [●]% of the net proceeds, to rebranding and public relations efforts to enhance global exposure and support the expansion of our business-to-business collaborations; $[●], representing approximately [●]% of the net proceeds, to support our global expansion strategy, including expansion into Southeast Asia and the United States; $[●], representing approximately [●]% of the net proceeds, to develop and launch a new online platform, including a membership system; $[●], representing approximately [●]% of the net proceeds, to establish in-house guitar manufacturing capabilities; $[●], representing approximately [●]% of the net proceeds, to develop AI-driven tools intended to enhance the quality, precision and efficiency of guitar craftsmanship; and approximately [●]% for working capital and general corporate purposes. Our management will have broad discretion over the use and investment of the net proceeds of this offering within and also potentially among those categories. Accordingly, investors in this offering have only limited information concerning management’s specific intentions and will need to rely upon the judgment of our management with respect to the use of proceeds.

We have not determined a specific use for a portion of the net proceeds of this offering now earmarked for general working capital purposes, and our management will have considerable discretion in deciding how to apply these proceeds, including for any of the purposes described in the section titled “Use of Proceeds”. Because of the number and variability of factors that will determine our full use of our net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. This creates uncertainty for our shareholders and could adversely affect our Company’s business, prospects, financial condition and results of operations. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision.

You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase the share price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

We will incur significant expenses and devote other significant resources and management time as a result of being a public company, which may negatively impact our financial performance and could cause our results of operations and financial condition to suffer.

We will incur significant legal, accounting, insurance and other expenses as a result of being a public company. Laws, regulations and standards relating to corporate governance and public disclosure for public companies, including the Dodd-Frank Act of 2010, the Sarbanes-Oxley Act, regulations related thereto and the rules and regulations of the SEC and [Nasdaq / NYSE American], will significantly increase our costs as well as the time that must be devoted to compliance matters. We expect that compliance with these laws, rules, regulations and standards will substantially increase our expenses, including our legal and accounting costs, and make some of our operating activities more time-consuming and costly. These new public company obligations also will require attention from our senior management and could divert their attention away from the day-to-day management of our business. We also expect these laws, rules, regulations and standards to make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our Board of Directors or as officers. As a result of the foregoing, we expect a substantial increase in legal, accounting, insurance and certain other expenses in the future, which will negatively impact our financial performance and could cause our results of operations and financial condition to suffer. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Shares, fines, sanctions and other regulatory actions and potential civil litigation.

We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

Following this offering, we will be subject to rules and regulations by various governing bodies, including, for example, the SEC, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

Our management team has no experience managing a public company listed in the U.S.

None of the members of our management team has previously served as management of a publicly traded company on a U.S. stock exchange and they may not have experience complying with the increasingly complex laws pertaining to such public companies. Our management team may not successfully or efficiently manage a public company that is subject to significant regulatory oversight and reporting obligations under the U.S. federal securities laws as well as the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business and financial performance.

Judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company incorporated under the laws of the Cayman Islands. We conduct our operations outside the United States and all of our assets are located outside the United States. In addition, all of our directors and executive officers named in this prospectus reside outside the United States, and most of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against them in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, or other relevant jurisdictions may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Ogier, our counsel as to the laws of the Cayman Islands, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. For more information regarding the relevant laws of the Cayman Islands, see “Enforceability of Civil Liabilities”.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association (as may be amended from time to time), the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the register of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Provisions in our governance documents may inhibit a takeover, which could limit the price investors might be willing to pay in the future for our Shares and could entrench management.

Our memorandum and articles of association contains provisions that may discourage unsolicited takeover proposals that shareholders may consider to be in their best interests. We may issue additional shares without shareholder approval and such additional shares could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The ability for us to issue additional shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise that could involve the payment of a premium over prevailing market prices for our Shares.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

In April 2012, President Obama signed into law the JOBS Act. We are classified as an “emerging growth company” under the JOBS Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things, (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (iii) provide certain disclosure regarding executive compensation required of larger public companies or (iv) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth Company for up to five years, although we will lose that status sooner if we have more than $1.235 billion of revenues in a fiscal year, have more than $700 million in market value of our Shares held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act. Also, to the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our Shares to be less attractive as a result, there may be a less active trading market for our Shares and our share price may be more volatile.

We are a foreign private issuer and, as a result, will not be subject to U.S. proxy rules and will be subject to more lenient and less frequent Exchange Act reporting obligations than a U.S. issuer.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempted from certain provisions of the Exchange Act that are applicable to U.S. public companies, including:

●	the sections of the Exchange Act that regulate the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act that impose liability on insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act that require the filing of quarterly reports on Form 10-Q containing unaudited financial and other specified information and current reports on Form 8-K upon the occurrence of specified significant events.

In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are not large accelerated filers or accelerated filers are required to file their annual report on Form 10-K within 90 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, aimed at preventing issuers from making selective disclosures of material information. As a result, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers. In addition, our officers, directors and principal shareholders are exempt from the “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder, and our principal shareholders will also be exempt from the reporting provisions contained in Section 16 of the Exchange Act. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our Shares.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and certain requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act, and our principal shareholders will also be exempt from the reporting provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the [Nasdaq / NYSE American] Listing Rules.

As a company incorporated in the Cayman Islands, we may adopt certain home country practices in relation to corporate governance matters that differ significantly from corporate governance requirements of [Nasdaq / NYSE American]. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance requirements of [Nasdaq / NYSE American].

As a company incorporated under the laws of the Cayman Islands that is listed on [Nasdaq / NYSE American], we are subject to [Nasdaq / NYSE American] corporate governance listing standards. However, [Nasdaq / NYSE American] rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands which is our home country, may differ significantly from corporate governance requirements of [Nasdaq / NYSE American], including, but not limited to, board of directors independent requirements, director nomination procedures, compensation committee matters. We may follow our home country law instead of the [Nasdaq / NYSE American] Listing Rules that require us to obtain shareholder approval for certain dilutive events, such as certain transactions other than a public offering involving issuances of a 20% or greater interest in the Company, and acquisitions of the stock or assets of another Company. As a result, our shareholders may be afforded less protection than they otherwise would enjoy under the corporate governance requirements of [Nasdaq / NYSE American] applicable to U.S. domestic issuers. Although we do not currently intend to take advantage of these exceptions to the [Nasdaq / NYSE American] corporate governance rules, we may in the future take advantage of one or more of these exemptions.

We will be a “controlled company” within the meaning of the [Nasdaq / NYSE American] listing rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We will be a “controlled company” as defined under the [Nasdaq / NYSE American] Listing Rules because Mr. Law, our founder, chief executive officer and chairman of the board of directors, will beneficially own 60% of our then-issued and outstanding Class B Ordinary Shares, and will be able to exercise approximately [●]% of the total voting power of our issued and outstanding shares immediately after the consummation of this offering, assuming the underwriters do not exercise their option to purchase additional Shares. For so long as we remain a controlled company under that definition, we are permitted to elect to rely on, and may rely on, certain exemptions from corporate governance rules, including:

●	the requirement that a majority of the board of directors consist of independent directors;

●	the requirement that we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees;

●	the requirement that a listed company have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

●	the requirement for an annual performance evaluation of the nominating and governance committee and compensation committee.

At this time, we do not intend to rely on these exemptions to corporate governance requirements as a controlled company. However, we may elect to do so in the future. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. See “Principal Shareholders” and “Management — Controlled Company Exemption.”

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud, which may affect the market for and price of the Shares.

Ensuring that we have adequate internal financial and accounting controls and procedures in place to produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. We are in the process of upgrading our information technology systems and implementing additional financial and management controls, reporting systems and procedures in order to keep up with the requirements of being a reporting company under the Exchange Act. Additionally, the rapid growth of our operations and the IPO have created a need for additional resources within the accounting and finance functions due to the increasing need to produce timely financial information and to ensure the level of segregation of duties customary for a U.S. public company.

As part of management’s assessment of our internal control over financial reporting, we identified material weaknesses in our internal control over financial reporting. These material weaknesses include (i) insufficient accounting personnel with adequate knowledge and experience in U.S. GAAP and SEC reporting requirements, and (ii) the absence of a comprehensive accounting policies and procedures manual to support the preparation of consolidated financial statements in accordance with U.S. GAAP.

We have hired additional resources in the accounting and finance function and continue to reassess the sufficiency of finance personnel in response to these increasing demands and expectations. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. We expect to expend significant resources in developing the necessary documentation and testing procedures required.

We cannot be certain that the actions we will be taking to improve our internal controls over financial reporting will be sufficient, or that we will be able to implement our planned processes and procedures in a timely manner. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting once that firm begin its Section 404 reviews, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our Ordinary Shares could decline, and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities.

Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to capital markets.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our Class A Ordinary Shares.

In general, we will be treated as a passive foreign investment company (“PFIC”) for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the Section of this prospectus captioned “Material United States Federal Income Tax Considerations”) of our securities, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Our actual PFIC status for any taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules in light of their individual circumstances.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results, and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	assumptions about our future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items;

●	current and future economic and political conditions;

●	our ability to execute our growth, and expansion, including our ability to meet our goals;

●	the expected growth of the music instrument industry in the Hong Kong;

●	our dependence on the development, update, upgrade and innovations of music instrument solutions and technologies on a timely basis;

●	the Chinese government’s potential intervention or influence over our current and future operations in Hong Kong;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our ability to attract consumers and further enhance our brand recognition;

●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

●	changes related to the laws and regulations of the PRC and Hong Kong;

●	trends and competition in our industry;

●	as a foreign private issuer, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company;

●	as a controlled company, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements, and you may not have the same protections afforded to shareholders of companies that are subject to such corporate governance requirements; and

●	other assumptions described in this prospectus underlying or relating to any forward-looking statements.

We describe certain material risks, uncertainties, and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted Company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws than the United States and provides less protection for investors. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

All of our assets are located outside the United States. In addition, all of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.

We have appointed [●] as our agent to receive service of process with respect to any action brought against us in the U.S. District Court for the Southern District of New York in connection with this offering under the federal securities laws of the United States or the securities laws of any State in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York in connection with this offering under the securities laws of the State of New York.

Cayman Islands

We have been advised by Ogier, our counsel as to Cayman Islands law, that there is uncertainty as to whether the courts of the Cayman Islands would:

●	recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of the securities laws of United States or any state in the United States; and

●	entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment, without any re-examination or re-litigation of matters adjudicated upon, provided such judgment:

(a)	is given by a foreign court of competent jurisdiction;

(b)	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

(c)	is final;

(d)	is not in respect of taxes, a fine or a penalty;

(e)	was not obtained by fraud; and

(f)	is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

Hong Kong

All of Guitar Cayman’s assets are located in Hong Kong. In addition, all of Guitar Cayman’s directors and officers are nationals or residents of Hong Kong. As a result, it may be difficult for investors to effect service of process within the United States upon Guitar Cayman or these persons, or to enforce against Guitar Cayman or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Guitar Cayman has appointed [US agent] as its agent to receive service of process upon whom process may be served in any action brought against us under the securities laws of the United States.

P.Y. Cheung & Co., Guitar Cayman’s Hong Kong counsel, have advised Guitar Cayman that there is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of United States courts obtained against Guitar Cayman or its directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against Guitar Cayman or its directors or officers predicated upon the securities laws of the United States or any state in the United States.

P.Y. Cheung & Co., Guitar Cayman’s Hong Kong counsel, has further advised Guitar Cayman that foreign judgments of United States courts will not be directly enforced in Hong Kong as there are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, the common law permits an action to be brought upon a foreign judgment. That is to say, a foreign judgment itself may form the basis of a cause of action since the judgment may be regarded as creating a debt between the parties to it. In a common law action for enforcement of a foreign judgment in Hong Kong, the enforcement is subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is for a liquidated amount in civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrary to public policy. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor. As a result, subject to the conditions with regard to enforcement of judgments of United States courts being met, including but not limited to the above, a foreign judgment of the United States of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States could be enforceable in Hong Kong.

USE OF PROCEEDS

Based upon an assumed initial public offering price of $[●] per Class A Ordinary Share, which is the midpoint of the price range of the estimated initial public offering price set forth on the cover page of this prospectus, we estimate that we will receive net proceeds from this offering, after deducting the estimated underwriting discounts and the estimated offering expenses payable by us, of approximately $[●] million if the underwriters do not exercise their over-allotment option, and $[●] million if the underwriters exercise their over-allotment option in full.

The principal purposes of this offering are to create a public market for our Shares, facilitate access to the public equity markets, increase our visibility in the marketplace, as well as to obtain additional capital. We intend to use the net proceeds from this offering as follows:

●	$[●], which is expected to be approximately [●]% of the net proceeds to expand our business-to-consumer sales initiatives, including strengthening our marketing and advertising efforts, enhancing digital marketing capabilities, increasing customer acquisition activities, and supporting brand-building campaigns targeting individual consumers;

●	$[●], which is expected to be approximately [●]% of the net proceeds to expand our business-to-business collaborations, including developing strategic relationships with music instrument retailers, distributors, performance venues and educational institutions, as well as supporting rebranding initiatives and global public relations activities aimed at strengthening our commercial positioning;

●	$[●], which is expected to be approximately [●]% of the net proceeds to support our physical and geographic expansion strategy, including establishing local offices and showrooms, setting up localized inventory and warehousing capabilities, and hiring local personnel in Southeast Asia and the United States. However, we have not identified any specific acquisition targets as of the date of this prospectus, and we have not entered into any definitive agreements or commitments with respect to any such transactions;

●	$[●], which is expected to be approximately [●]% of the net proceeds to develop and launch a new online platform, including a membership subscription system, designed to facilitate direct-to-consumer sales of guitars and accessories, enable online enrollment in lessons and workshops, support recurring membership programs, and enhance customer engagement through digital channels;

●	$[●], which is expected to be approximately [●]% of the net proceeds to develop our own guitar manufacturing capabilities to reduce reliance on Supplier A;

●	$[●], which is expected to be approximately [●]% of the net proceeds to develop AI-driven tools and technological solutions for internal use that are designed to improve the quality, precision and efficiency of guitar hand-crafting processes; and

●	$[●], which is expected to be approximately [●]% of the net proceeds for working capital and general corporate purposes.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. The amount of what, and timing of when, we actually spend for these purposes may vary significantly and will depend on a number of factors, including our future revenue and cash generated by operations and the other factors described in “Risk Factors.” Accordingly, our management will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors — Risks Related to Our Corporate, Ownership of Our Securities, and this Offering — We will have broad discretion in the use of proceeds of this offering.”

To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments. To the extent that our actual net proceeds are not sufficient to fund all of the proposed purposes, we will decrease our allocation of the net proceeds for the purposes set out above on a pro rata basis unless and until we can raise the balance of the funds required through equity or debt financing to fully fund our proposed uses above.

Each $1.00 increase (decrease) in the assumed initial public offering price of $[●] per Share would increase (decrease) the net proceeds to us from this Offering by $[●], assuming that the number of Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts, and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 in the number of Shares we are offering would increase (decrease) the net proceeds to us from this Offering by $[●], assuming the assumed initial public offering price remains the same, and after deducting the underwriting discounts, and estimated offering expenses payable by us.

DIVIDEND POLICY

We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our Class A Ordinary Shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are an exempted company incorporated in the Cayman Islands as a holding company. We rely principally on dividends from Guitar HK for our cash requirements, including any payment of dividends to our shareholders.

The declaration, amount, and payment of any future dividends will be at the sole discretion of our board of directors, subject to compliance with applicable Cayman Islands laws regarding solvency. Our board of directors will take into account general economic and business conditions; our financial condition and results of operations; our available cash and current and anticipated cash needs; capital requirements; contractual, legal, tax, and regulatory restrictions; and other implications on the payment of dividends by us to our shareholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant.

Subject to the Companies Act and the memorandum and articles of association, our Company in general meeting may declare dividends in accordance with the respective rights of the members but no dividend shall be declared in excess of the amount recommended by our board of directors. Subject to a solvency test, as prescribed in the Companies Act, and the provisions, if any, of memorandum and articles of association, a company may pay dividends and distributions out of its share premium account. In addition, based upon English case law which is likely to be persuasive in the Cayman Islands, dividends may be paid out of profits.

CAPITALIZATION

The following table sets forth our capitalization as of October 31, 2025:

●	on an actual basis;

●	on an as adjusted basis to give effect to the sale of [●] Class A Ordinary Shares in this offering at the assumed initial public offering price of US$[●] per Class A Ordinary Share (the midpoint of the price range set forth on the cover page of this prospectus) after deducting the underwriting discounts and estimated offering expenses payable by us, assuming the underwriters do not exercise the over-allotment option.

You should read this capitalization table in conjunction with “Use of Proceeds”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.

As of October 31, 2025
	Actual (audited)	As adjusted (unaudited)(1)
Long-term borrowings, including current portion	$

Equity:
Class A Ordinary Shares, $0.0001 par value, 450,000,000 Class A Ordinary Shares authorized, [●] Class A Ordinary Shares issued and outstanding, actual; [ ] Class A Ordinary Shares issued and outstanding, as adjusted
Class B Ordinary Shares, $0.0001 par value, 50,000,000 shares authorized, 50,000 shares issued and outstanding, actual and as adjusted
Additional paid-in capital(2)
Retained earnings
Accumulated other comprehensive income
Total Shareholders’ Equity
Total capitalization	$

(1)	The as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this Offering determined at pricing.
(2)	Additional paid-in capital reflects the net proceeds we expect to receive, after deducting the underwriting discounts and estimated offering expenses. We estimate that such net proceeds will be approximately US$[ ]. For an itemization of an estimation of the total offering expenses payable by us, see “Expenses Relating to this Offering”.

A $1.00 increase (decrease) in the assumed initial public offering price of $[●] per Share would increase (decrease) each of additional paid-in capital, total shareholder’s equity and total capitalization by $[●] million, assuming the number of Shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts, and estimated expenses payable by us.

Similarly, each increase (decrease) of 1,000,000 Shares offered by us would increase (decrease) each of additional paid-in capital, total shareholder’s equity and total capitalization by $[●] million, assuming the assumed initial public offering price of $[●] per Share (which is the midpoint of the range set forth on the cover page of this prospectus) remains the same, and after deducting the estimated underwriting discounts, and estimated expenses payable by us.

DILUTION

If you invest in our Class A Ordinary Shares, your interest will be diluted for each Class A Ordinary Share you purchase to the extent of the difference between the initial public offering price per share and our net tangible book value per share after this offering. Dilution results from the fact that the initial public offering price per share is substantially in excess of the net tangible book value per share attributable to the existing shareholders for our presently outstanding Shares.

Our net tangible book value as of October 31, 2025 was US$300,594 or US$6.01 per Share. Net tangible book value represents the amount of our total combined tangible assets, less the amount of our total combined liabilities. Dilution is determined by subtracting the net tangible book value per share (as adjusted for this offering) from the initial public offering price per share and after deducting the estimated underwriting discounts and the estimated offering expenses payable by us.

After giving effect to our sale of [●] Class A Ordinary Shares offered in this offering based on an assumed initial public offering price of $[●] per share, which is the midpoint of the price range of the estimated initial public offering price set forth on the cover page of this prospectus, after deduction of the estimated underwriting discounts and the estimated offering expenses payable by us, our as adjusted net tangible book value as of [●], would have been $[●], or $[●] per outstanding Class A Ordinary Share. This represents an immediate increase in net tangible book value of $[●] per share to the existing shareholders, and an immediate dilution in net tangible book value of $[●] per share to investors purchasing Class A Ordinary Shares in this offering. The as adjusted information discussed above is illustrative only.

The following table illustrates such dilution:

Assumed initial public offering price per share	$
Net tangible book value per Class A Ordinary Share as of October 31, 2025		$6.01
Increase in net tangible book value per share attributable to payments by new investors	$
As adjusted net tangible book value per share immediately after this offering	$
Amount of dilution in net tangible book value per share to new investors in this offering	$

Each $1.00 increase (decrease) in the assumed initial public offering price of $[●] per Share (the midpoint of the initial public offering price range reflected on the cover page of this prospectus), would increase our as adjusted net tangible book value per Share after this Offering by $[●] per Share and the dilution per Share to new investors participating in this Offering by $[●] per Share, assuming that the number of Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts, and estimated offering expenses payable by us. Similarly, each 1,000,000 increase (decrease) in the number of Shares offered by us would increase (decrease) our as adjusted net tangible book value per Share after this Offering by $[●] per Share and decrease (increase) the dilution per Share to new investors participating in this Offering by $[●] per Share, assuming that the assumed initial public offering price remains the same, after deducting the underwriting discounts, and estimated offering expenses payable by us.

The following tables summarize, on an as adjusted basis as of October 31, 2025, the differences between existing shareholders and the new investors with respect to the number of Class A Ordinary Shares purchased from us, the total consideration paid and the average price per share before deducting the estimated underwriting discounts and the estimated offering expenses payable by us.

	Class A Ordinary Shares purchased		Total consideration		Average price per Ordinary
Over-allotment option not exercised	Number	Percent	Amount	Percent	Share
	($)
Existing shareholder
New investors
Total		100%		100%

	Class A Ordinary Shares purchased		Total consideration		Average price per Ordinary
Over-allotment option not exercised	Number	Percent	Amount	Percent	Share
	($)
Existing shareholder
New investors
Total		100%		100%

The as adjusted information as discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our Class A Ordinary Shares and other terms of this offering determined at the pricing.

OUR HISTORY AND STRUCTURE

Our Company, Guitar Cayman, was incorporated in the Cayman Islands on November 25, 2025 under the Companies Act as an exempted company with limited liability. Our authorized share capital is currently US$50,000 divided into 450,000,000 Class A Ordinary Shares, par value US$0.0001 per share, and 50,000,000 Class B Ordinary Shares, par value US$0.0001 per share.

Our primary operating entity in Hong Kong is Guitar Holdings Limited, or Guitar HK, which was initially incorporated on February 21, 2017.

In preparation for the initial public offering, our Group completed a reorganization (the “Restructuring”), which involved the following steps:

On November 25, 2025, Guitar Cayman was established under the laws of the Cayman Islands as an exempted company with limited liability.

On February 24, 2026, Guitar Cayman acquired the shares of Guitar HK from its then shareholder, after which Guitar HK had become a direct wholly-owned subsidiary of Guitar Cayman.

Upon completion of the Restructuring, Guitar Cayman is a holding company incorporated in the Cayman Islands and conduct our operations through Guitar HK.

The following diagram illustrates our corporate structure as of the date of this prospectus. For each person and group included in this table, the percentage of ownership is calculated by dividing the number of shares beneficially owned by such person or group by the total number of issued and outstanding shares, consisting of nil Class A Ordinary Shares and 50,000 Class B Ordinary Shares. The percentage of voting power is calculated by dividing the total number of votes beneficially owned by such person or group by the total number of votes represented by all outstanding shares, with each Class A Ordinary Share entitled to one vote and each Class B Ordinary Share entitled to 20 votes.

Note:

1.	For clarity of presentation, the shareholding structure depicted in the charts above reflects only the ultimate beneficial owners or the top-level holding entities in each ownership chain.

The following diagram illustrates our corporate structure upon completion of this Offering. For each person and group included in this table, the percentage of ownership is calculated by dividing the number of shares beneficially owned by such person or group by the total number of issued and outstanding shares, consisting of [●] Class A Ordinary Shares and 50,000 Class B Ordinary Shares, assuming the underwriters do not exercise their over-allotment option. The percentage of voting power is calculated by dividing the total number of votes beneficially owned by such person or group by the total number of votes represented by all outstanding shares, with each Class A Ordinary Share entitled to one vote and each Class B Ordinary Share entitled to 20 votes.

Note:

1.	For clarity of presentation, the shareholding structure depicted in the charts above reflects only the ultimate beneficial owners or the top-level holding entities in each ownership chain.

Corporate Information

Our principal executive offices are located at Unit 8-9, 19th Floor of Westin Centre, No. 26 Hung To Road, Kwun Tong, Kowloon, Hong Kong and our phone number is +852-9436-0212. Our registered office is located at the offices of 4th Floor, Harbour Place, 103 South Church Street, PO Box 10240, KY1-1002, Grand Cayman, Cayman Islands. We maintain a corporate website at [●]. The information contained in, or accessible from, our website or any other website does not constitute a part of this prospectus. We have appointed [●], as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes referred to or included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans, and expectations that involve risks, uncertainties, and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

We are a professional, guitar-focused enterprise headquartered in Hong Kong, specializing in high-end musical instruments and a comprehensive suite of related technical, educational, and commercial services. Our business philosophy emphasizes sustainability, craftsmanship, and the long-term musical and economic value of fine instruments. We seek to support musicians and collectors throughout the full lifecycle of guitar ownership, from education and instrument creation to acquisition, and long-term care.

Our business is built on an integrated model that combines four principal activities: repair guitar; guitar lessons, guitar trading; and guitar assembling workshops.

We, through Guitar HK, have achieved tremendous growth in our business. For the year ended October 31, 2025, our total revenue was US$1,704,138, consisting of (i) US$459,612, representing 27.0% of total revenue, from repair guitar services, (ii) US$97,513, representing 5.7% of total revenue, from guitar trading, (iii) US$105,385, representing 6.2% of total revenue, from guitar lessons, and (iv) US$1,041,628, representing 61.1% of total revenue, from guitar assembling workshops. For the year ended October 31, 2024, our total revenue was US$429,399, consisting of (i) US$195,745, representing 45.6% of total revenue, from repair guitar services, (ii) nil revenue from guitar trading, (iii) US$44,423, representing 10.3% of total revenue, from guitar lessons, and (iv) US$189,231, representing 44.1% of total revenue, from guitar assembling workshops. Overall, for the year ended October 31, 2025, revenue increased by $1,274,739, or 297% to $1,704,138, from $429,399 for the year ended October 31, 2024. Our gross profit increased by $1,042,808, or 389%, from $268,271 for the year ended October 31, 2024, to $1,311,079 for the year ended October 31, 2025. Gross profit margin improved significantly to 76.9% in 2025, compared to 62.5% the year ended October 31, 2024.

Key Factors that Affect Results of Operations

Our results of operations and financial position have been and will continue to be affected by a number of factors, many of which may be beyond the control of our Group, including those factors set out in “Risk Factors” in this prospectus and those set out below.

Demand for our products and services

The increasing demand for our offerings signals a cultural resurgence in guitar engagement and musical participation. Individuals increasingly seek creative pursuits to counter digital saturation, embracing guitars as vehicles for self-expression, skill mastery, and social connection. Repair services are rising in popularity as owners prioritize professional maintenance to preserve instrument performance, playability, and sentimental value. Guitar lessons appeal through structured instruction that delivers systematic progression, building proficiency and confidence amid prevailing music trends. Guitar trading expands as enthusiasts acquire superior instruments or curate refined collections aligned with advancing techniques. Guitar assembling workshops draw strong interest via their immersive, progressive format integrating expert guidance, hands-on practice, and communal interaction. This trend is propelled by music’s therapeutic benefits, social media’s amplification of guitar culture, and the preference for active artistic involvement over passive consumption.

Our ability to expand customer base

We have strong capability to expand our customer base by delivering a comprehensive ecosystem of guitar-centric services. Our skilled professionals offer expert repair work that earns lasting trust, complemented by flexible lesson programs and engaging multi-session workshops that support musical development across all skill levels. Through our trading operations, we successfully serve both casual players and discerning collectors. This one-stop-shop strategy creates valuable cross-selling opportunities and cultivates long-term loyalty. Supported by deep industry expertise and a genuine focus on community and customer satisfaction, we effectively attract new segments, including younger enthusiasts and emerging musicians, thereby driving broad and sustainable expansion of our customer reach.

Competition

We operate within a dynamic and multifaceted competitive landscape in the guitar services sector. In repair services, the Group contends with independent luthiers and specialist music retailers who emphasize artisanal craftsmanship and rapid turnaround, often leveraging long-established local reputations. Guitar lessons and workshops face competition from traditional music academies, online learning platforms offering virtual tutorials, and community centers that provide flexible, low-commitment formats appealing to casual enthusiasts. Guitar trading encounters rivalry from dedicated instrument retailers, online marketplaces, and auction houses that boast extensive inventories and global accessibility, enabling seamless buyer-seller connections. This environment is intensified by digital disruption, where technology-driven competitors enhance convenience and reach while traditional players focus on tactile, personalized experiences. To navigate these pressures, the Group must differentiate through its integrated one-stop ecosystem, superior service consistency, and community-oriented approach, thereby sustaining relevance amid evolving customer preferences for quality, expertise, and holistic musical engagement.

Income taxes

Cayman Islands

The Company is incorporated in the Cayman Islands. The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our Company levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, as the case may be, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (Revised) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. The Company is required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

Hong Kong

Guitar HK, our operating subsidiary, is incorporated in Hong Kong and is subject to Hong Kong profits tax at a two-tiered rate of 8.25% for the assessable profits of first HK$2 million and 16.5% for the remaining assessable profits. Under Hong Kong tax law, Guitar HK is exempted from income tax on its foreign-derived income, and there is no withholding tax in Hong Kong on remittance of dividends.

New accounting standards

Recent Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures. This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. This new ASU addresses only disclosures, but did not have any material effects on its financial condition, results of operations or cash flows. Management considers that this guidance does not have a material impact to the disclosure of the Group’s consolidated financial statements.

Recent Adopted Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Group’s management does not expect the adoption of ASU 2023-09 will have a material impact on the Group’s consolidated financial statements and disclosures.

In November 2024, the FASB issued ASU no. 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220-40). The amendments in this update enhance disclosures about a public business entity’s expense and provide more detailed information about the types of expenses included in certain notes in the consolidated financial statements. ASU no. 2024-03 is effective for annual period beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption permitted. The amendments maybe applied prospectively to reporting periods after the effective date or retrospectively to all periods presented in the consolidated financial statements. The Group’s management is currently evaluating any new disclosures that may be required upon adoption of ASU 2024-03.

Except as mentioned above, the Group’s management is currently evaluating any new disclosures that may be required upon adoption of the above ASU. The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated balance sheets, consolidated statements of operations and comprehensive income and consolidated statements of cash flows.

Results of Operations

Year ended October 31, 2025 compared to year ended October 31, 2024

The following table sets forth a summary of the results of operations for the years indicated, both in absolute amount and as a percentage of year-on-year growth.

	For the years ended October 31,
	2025	2024
	(Audited)	(Audited)	Change
	$	$	$	%
Revenues	1,704,138	429,399	1,274,739	297%
Cost of revenues	(393,059)	(161,128)	(231,931)	144%
Gross profit	1,311,079	268,271	1,042,808	389%

Operating expenses:
Selling and marketing Expenses	(242,629)	(103,727)	(138,902)	134%
General and administrative expenses	(83,453)	(92,885)	9,432	(10)%
Total operating expenses	(326,082)	(196,612)	(129,470)	66%

Other income (expenses):
Finance costs	(2,003)	-	(2,003)	(100)%
Other income and gain	6,493	206	6,287	3,052%
TOTAL OTHER INCOME, NET	4,490	206	4,284	2,080%

Income before income tax expenses	989,487	71,865	917,622	1,277%
Income tax (expenses) credit	(147,453)	62,378	(209,831)	(336)%
Net income and comprehensive income	842,034	134,243	707,791	527%

Revenue

	For the years ended October 31,
	2025	2024
	(Audited)	(Audited)	Change
	$	$	$	%
Guitar Assembling Workshop	1,041,628	189,231	852,397	450%
Repair Guitar	459,612	195,745	263,867	135%
Guitar Lesson	105,385	44,423	60,962	137%
Trading Guitar	97,513	-	97,513	100%
	1,704,138	429,399	1,274,739	297%

Revenue from guitar assembling workshop services increased significantly by $852,397, or 450%, from $189,231 for the year ended October 31, 2024, to $1,041,628 for the year ended October 31, 2025, becoming the largest contributor to our total revenue. This increase was primarily driven by a substantial rise in the number of workshop sessions conducted during the year, reflecting strong customer demand and our expanded operational capacity. Additionally, customers increasingly sought tailored and customized guitar assembling workshop programs, which command higher pricing commensurate with the complexity and skill level of the courses provided. Consequently, both the volume of workshops delivered and the average revenue per course increased, driving the overall growth in this segment.

Revenue from repair guitar services increased by $263,867, or 135%, from $195,745 for the year ended October 31, 2024, to $459,612 for the year ended October 31, 2025. This growth was primarily attributable to an increase in service volume, driven by an expanding customer base and heightened demand for professional maintenance and repair services. Based on our internal observations of customer engagement and repeat service usage during the year, we believe this trend is partially attributable to recurring service needs and increased customer awareness regarding the importance of instrument upkeep. However, we do not currently track formal customer retention metrics.

Revenue from guitar lessons increased by $60,962, or 137%, from $44,423 for the year ended October 31, 2024, to $105,385 for the year ended October 31, 2025. The increase was primarily due to higher enrollment in our lesson programs, supported by expanded course offerings and increased demand for guitar instruction. Based on our internal observations during the year, we believe this trend is partially attributable to continued participation by certain students who enroll in additional lessons after completing initial sessions, as well as increased interest in learning guitar. However, we do not currently track formal student retention metrics. The growth in lesson services complements our workshop offerings and contributes to the development of a stable, recurring revenue base.

Revenue from guitar trading amounted to $97,513 for the year ended October 31, 2025, compared to nil for the year ended October 31, 2024, reflecting the launch and initial expansion of our retail operations during the year. This new revenue stream was driven by customer demand for guitar purchases and our strategic initiative to broaden our product offerings. While trading activities contributed to our overall revenue growth, these product sales generally yield lower gross margins compared to our service-based offerings.

Overall, for the year ended October 31, 2025, revenue increased by $1,274,739, or 297% to $1,704,138, from $429,399 for the year ended October 31, 2024. The increase in total revenue was primarily driven by volume growth across all service-based segments—most notably guitar assembling workshops—coupled with the introduction of guitar trading activities, which has resulted in a more diversified revenue base.

Cost of revenue

Cost of revenue increased by $231,931, or 144%, from $161,128 for the year ended October 31, 2024, to $393,059 for the year ended October 31, 2025. This increase was primarily driven by the launch and expansion of our guitar trading operations, which resulted in the recognition of the cost of inventory sold during the period. Additionally, the substantial volume growth across our service-based segments—namely guitar assembling workshops, repairs, and lessons—contributed to higher direct costs, such as direct labor and materials. However, because our service-based offerings generally incur lower direct costs as a percentage of revenue compared to product sales, the overall increase in cost of revenue grew at a slower rate than our total revenue.

Gross profit and gross profit margin

Gross profit increased by $1,042,808, or 389%, from $268,271 for the year ended October 31, 2024, to $1,311,079 for the year ended October 31, 2025. Gross profit margin improved significantly to 76.9% in 2025, compared to 62.5% the year ended October 31, 2024. This margin expansion was primarily attributable to a favorable shift in our revenue mix toward higher-margin service-based offerings, most notably our guitar assembling workshop services. As noted above, increased customer demand for tailored and customized workshop programs allowed for higher average pricing commensurate with course complexity, thereby driving higher margins per course. Furthermore, the increased scale of our operations generated improved operating leverage, allowing the fixed components of our cost of revenue to be absorbed over a substantially larger revenue base.

Operating expenses

Total operating expenses increased by $129,470, or 66%, from $196,612 for the year ended October 31, 2024, to $326,082 for the year ended October 31, 2025. This overall increase primarily reflects our continued investment in business expansion and customer acquisition efforts, which was partially offset by improved cost-control measures realized within our administrative functions.

Selling and marketing expenses increased by $138,902, or 134%, from $103,727 the year ended October 31, 2024, to $242,629 for the year ended October 31, 2025. This increase was primarily driven by enhanced marketing and promotional activities—specifically digital advertising, and social media engagement. These expenditures align with our strategic initiatives to strengthen brand awareness, expand our customer base, and support the rapid growth across our workshop, lesson, and retail trading operations.

General and administrative expenses decreased by $9,432, or 10%, from $92,885 for the year ended October 31, 2024 to $83,453 for the year ended October 31, 2025. The decrease was primarily attributable to the implementation of tighter cost-control measures and the absence of certain non-recurring administrative expenses that were incurred in the prior year. (Note: Inventory impairment losses, if any, are recognized within cost of revenue and therefore do not impact our general and administrative expenses.)

Other income and expenses

Net other income increased significantly to $4,490 for the year ended October 31, 2025, from $206 for the year ended October 31, 2024. This increase was primarily attributable to the recognition of a gain on extinguishment of asset retirement obligations of approximately $6,154, which arose from the expiration of restoration obligations associated with leased premises during the year.

Income tax expenses

Income tax changed from a tax credit of $62,378 for the year ended October 31, 2024 to a tax expense of $147,453 for the year ended October 31, 2025. The change was primarily due to significantly higher taxable income for the year ended October 31, 2025 and reduced impact of deferred tax benefits compared to the year ended October 31, 2024.

Net income

Net income increased by $707,791, or 527%, to $842,034, from $134,243 for the year ended October 31, 2024. Net profit margin improved to 49.4%, compared to 31.3% for the year ended October 31, 2024, reflecting strong revenue growth and improved cost efficiency and operating leverage.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

Years ended October 31, 2025 compared to year ended October 31, 2024

We have financed our operations, which included funding required for working capital and other liquidity requirements, mainly through cash flow from business operations and bank borrowings. We expect to fund our future operations and expansion plans with cash generated from our operations and net proceeds from this Offering and other funds raised from capital markets from time to time.

We believe that our existing cash and cash equivalents, together with the expected net proceeds from this Offering, will be sufficient to meet our working capital requirements and fund our operations for at least the next 12 months from the date of this prospectus.

The following table sets forth a summary of our cash flows information for the years indicated:

	For the years ended October 31,
	2025	2024
	(Audited)	(Audited)
	$	$
Cash and cash equivalents at beginning of the year	60,100	26,837
Net cash provided by operating activities	1,019,540	65,402
Net cash used in investing activities	(592)	(8,267)
Net cash used in financing activities	(456,225)	(23,872)
Cash and cash equivalents at end of the year	622,823	60,100

Operating activities

Net cash provided by operating activities was $1,019,540 for the year ended October 31, 2025, representing a significant increase compared to $65,402 for the year ended October 31, 2024. This improvement was primarily driven by a substantial increase in net income, which grew to $842,034 for the year ended October 31, 2025 from $134,243 for the year ended October 31, 2024. Operating cash flows were further bolstered by favorable changes in working capital, notably an $86,948 increase in tax payable reflecting higher taxable income, and a $24,259 decrease in inventories resulting from the sell-through of stock carried forward from the prior year. Additionally, adjustments for non-cash items—primarily a $60,505 provision for deferred income taxes, $11,121 in depreciation of property, plant, and equipment, and a non-cash gain on extinguishment of asset retirement obligations of $6,154 —factored into the reconciliation of net income to operating cash flows. These positive cash flow drivers were partially offset by a minor $404 decrease in accrued expenses.

Investing activities

Net cash used in investing activities decreased to $592 for the year ended October 31, 2025, compared to $8,267 for the year ended October 31, 2024. Cash outflows in both periods consisted entirely of additions to property, plant, and equipment. The year-over-year decrease reflects a normalization of capital expenditures following the initial facility setup and expansion activities undertaken during the prior year.

Financing activities

Net cash used in financing activities increased to $456,225 for the year ended October 31, 2025, compared to $23,872 for the year ended October 31, 2024. The significant cash outflow for the year ended October 31, 2025 was primarily driven by the repayment of $542,383 in amounts due to a director, representing the settlement of related-party balances. This outflow was partially offset by net proceeds from external bank borrowings totaling $86,158 (comprising $92,165 in gross drawdowns less $6,007 in principal repayments). Overall, our 2025 financing activities reflect a strategic transition from related-party funding to traditional bank financing. Historically, our early-stage working capital needs were supported by director advances. These non-arm’s-length arrangements were unsecured, non-interest-bearing, and repayable on demand, providing liquidity without standard commercial financing terms.

Reliance on Bank Borrowings under the SME Financing Guarantee Scheme

Our liquidity and results of operations are partially dependent on bank borrowings obtained under the Small and Medium-sized Enterprises Financing Guarantee Scheme (“SME scheme”). Although such facility benefits from a government-backed guarantee, it remains subject to repayment obligations, interest charges and compliance with lending covenants, and any failure to meet these requirements or deterioration in our financial condition may result in restrictions on further drawdowns or acceleration of repayment. The facility also exposes us to interest rate risk, as it bears interest at a variable rate linked to the Hong Kong Prime Rate, which may increase our finance costs and adversely affect our profitability and cash flows. In addition, there can be no assurance that we will be able to renew or refinance such borrowings on commercially reasonable terms upon maturity, or at all. Any limitation in the availability of such financing may constrain our ability to fund working capital and support business expansion, which could materially and adversely affect our financial condition and results of operations.

The banking facilities were guaranteed by the Hong Kong Mortgage Corporation Limited (“HKMC”) under the SME Financing Guarantee Scheme with repayment on demand clauses attached.

As of October 31, 2025, we had non-revolving loans with a bank under the SME scheme with repayment on demand clauses attached. We have consistently complied with all loan terms, ensuring timely repayments as per the agreed schedule. While management assesses the likelihood of repayment on demand as remote, the existence of these clauses necessitates classifying the associated loans as current liabilities in the consolidated financial statements as of October 31, 2025.

As of October 31, 2025, the non-revolving term loan under the SME Scheme was issued by the HKMC Insurance Limited under the SME Scheme and secured by HKSAR government and personally guaranteed by Mr. Law, a director of the Group. The amounts due are based on scheduled repayment dates set out in the banking facilities letters. The effective interest rate of these agreements was 2.98%.

Contractual Obligations

The following table summarizes our contractual obligations as of October 31, 2025, which include principal and interest payments for bank borrowings and lease liabilities recognized under ASC 842:

	Payment due by period
	Less than 1 year	1 to 2 years	2 to 5 years	More than 5 years	Total
	$	$	$	$	$
Contractual obligations:
Bank borrowings	10,565	10,561	31,683	44,887	97,696
Operating lease liabilities	30,839	2,804	-	-	33,643
Total	41,404	13,365	31,683	44,887	131,339

Although the borrowings are contractually repayable over multiple years, they are classified as current liabilities due to repayment-on-demand clauses.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, credit risk support, or other benefits.

Quantitative and Qualitative Disclosure About Market Risk

Interest rate risk

As of October 31, 2025, bank borrowings outstanding amounted to HKD672,031 (approximately US$86,158), drawn under a term loan facility. The facility bears interest at 2.5% below the Hong Kong Dollars Prime Rate, exposing us to interest rate risk. A 100-basis-point change in interest rates would impact annual interest expense by approximately HKD6,720 (US$862). The facility is repayable in 120 monthly instalments and is guaranteed by a director with unlimited extent, with 100% coverage under the HKMCI SME Financing Guarantee Scheme. During the year, HKD718,884 (US$92,165) was drawn down and HKD46,853 (US$6,007) was repaid. No early repayment has been made.

Foreign exchange risk

As HK$ is pegged to US$, the Group does not expect any significant foreign currency exposure arising from the fluctuation of the US$/HK$ and HK$/US$ exchange rates. As a result, the management of the Group considers that the sensitivity of the Group’s exposure towards the change in foreign exchange rates between US$/HK$ and HK$/US$ is minimal.

Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to the Group and on various other assumptions that the Group believes to be reasonable under the circumstances. Significant estimates required to be made by management, include, but are not limited to, the useful lives of property, plant and equipment, provision for slow or obsolete inventories, the valuation allowance on deferred tax assets, and incremental borrowing rate for leases. Actual results could differ from those estimates, and as such, differences could be material to the consolidated financial statements. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to our financial statements are disclosed in Note 2 “Summary of significant accounting policies” to the financial statements in this prospectus.

The critical accounting policies summarized in this section are discussed in further detail in the notes to our consolidated financial statements appearing elsewhere in this report. Management believes that the application of these policies on a consistent basis enables us to provide useful and reliable financial information about our operating results and financial condition.

Research and Development

We did not incur any research and development expenses for the years ended October 31, 2025 and 2024, and we do not maintain a dedicated research and development function. Our business model is primarily service-oriented and does not involve formal research and development activities.

Although certain employees may engage in routine product improvement, service enhancement or operational refinement activities in the ordinary course of business, such activities are not considered research and development under U.S. GAAP and are expensed as incurred within operating expenses. Accordingly, we do not separately track or report research and development expenditures.

Revenue recognition

We derive our revenues primarily from four core business segments: 1) Repair Guitar, 2) Guitar Trading, 3) Guitar Lessons, and 4) Guitar Assembling Workshops. We recognized revenue, pursuant to ASC Topic 606.

The core principle underlying ASC 606 is that we recognize revenue to represent the transfer of goods or services to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services, as performance obligations are satisfied. In accordance with ASC 606, revenue is recognized when we satisfy our performance obligations by transferring the promised goods or services to customers, in an amount that reflects the consideration we expect to receive in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contracts

Step 5: Recognize revenue when the Group satisfies a performance obligation

This requires us to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods or services transfers to the customer. A description of our principal revenue-generating activities is as follows:

i)	Repair Guitar

Revenue from repair services is recognized at a point in time in accordance with ASC 606, Revenue from Contracts with Customers, when the Group completes the repair services which is considered as a single performance obligation and transfers control of the repaired instrument to the customer, which occurs upon customer inspection and acceptance and release of the instrument to the customer. At that time, the Group has satisfied its performance obligation.

ii)	Guitar Trading

The Group generates revenue from the sale of guitars to customers, which represents a single performance obligation to transfer control of the specified instrument to the customer.

Revenue is recognized at a point in time when control of the guitar transfers to the customer, which occurs upon delivery and handover of the instrument to the customer. At that time, legal title and risk of loss transfer to the customer, the sale is considered complete, and the Group has satisfied its performance obligation.

The Group’s contracts with customers do not include rights of return, refund obligations, or post-sale warranties. As payment is received at or near the time control transfers, the contracts do not contain a significant financing component.

iii)	Guitar Lessons

The Group generates revenue from monthly guitar lesson packages, which represent a single performance obligation to provide instructional services during a fixed service period.

Revenue is recognized over the time when the instructional services are provided, since customers simultaneously receive and consume the benefits of the services when each lesson is attended. Revenue is recognized on a time-elapsed basis over delivery and attendance of each scheduled lesson, which reflects the manner in which the services are delivered and the performance obligation is satisfied.

Lesson fees are generally received in advance of the service period. Lessons not attended within the contractual service period expire and do not result in refunds, credits, or additional performance obligations. The contracts do not contain a significant financing component due to the short-term nature of the service period.

iv)	Guitar Assembling Workshops

The Group generates revenue from guitar assembling workshops, which represent a single performance obligation to provide instructional and workshop access services over a specified workshop period.

Revenue is recognized over time as the workshop services are provided, as customers simultaneously receive and consume the benefits of the services throughout the workshop period. Revenue is recognized on a time-elapsed basis over the duration of the workshops, which reflects the pattern in which the performance obligation is satisfied.

Workshop fees are generally received in advance and are non-refundable once the booking is confirmed. Due to the short-term nature of the service period, the contracts do not contain a significant financing component.

Inventories, Net

Inventories, net consist of guitars are recorded at the lower of cost or net realizable value. Cost is determined by the first-in, first-out method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving products.

INDUSTRY OVERVIEW

The information presented in this section has been derived from an industry report commissioned by us and prepared by Frost & Sullivan, an independent research firm, regarding our industry and our market position in Hong Kong. We refer to this report as the “Frost & Sullivan Report.” We believe that the sources of such information are appropriate, and we have taken reasonable care in extracting and reproducing such information. We have no reason to believe that such information is false or misleading in any material respect or that any fact has been omitted that would render such information false or misleading in any material respect. However, neither we nor any other party involved in this Offering has independently verified such information. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus, and to risks due to a variety of factors, including those described under “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these forecasts and other forward-looking information.

OVERVIEW OF GUITAR AND ASSOCIATED SERVICES MARKET

Definition and Segmentation

Guitar is a versatile stringed musical instrument with a fretted neck and typically six strings, available in acoustic and electric forms, including bass guitars, valued both for its expressive musical capabilities and, in premium or vintage cases, as a durable, repairable cultural and collectible asset.

Associated services in the professional guitar industry include structured educational programs that develop playing technique, musicianship, and instrument-making knowledge across all skill levels; high-end repair services offering precision setups, structural repairs, fretwork, upgrades, and restoration to optimize performance and preserve value; import and wholesale of accessories providing premium components such as pickups, electronics, cables, tonewoods, and hardware to luthiers, retailers, and musicians; and international brand representation with content marketing, which promotes premium guitar and amplification brands through professional performances, product demonstrations, and community engagement across digital platforms.

The segments of (i) educational programs, (ii) repair services, (iii) import, retail and wholesale of accessories, and (iv) international brand representation & content marketing collectively represent core professional activities within the modern guitar industry ecosystem, integrating education, technical craftsmanship, premium component supply, and strategic brand communication to support musicians, preserve instrument value, and advance the appreciation of the guitar as both a musical tool and a cultural object.

Source: Frost & Sullivan

Guitar Live Performances and Events refer to real-time public or semi-public musical presentations and gatherings in which the guitar functions as the primary or featured instrument. These events involve guitarists, performing solo, in bands, or as part of ensembles, delivering acoustic, electric, or hybrid guitar repertoire directly to an audience. They emphasize live execution, stage presence, audience interaction, and the distinctive tonal and dynamic qualities of the instrument that recordings cannot fully replicate.

Key Categories include:

●	Solo guitar performances such as recitals, fingerstyle showcases, classical guitar concerts, and unaccompanied electric sets that highlight technical mastery and interpretive nuance;

●	Band or ensemble shows (rock, pop, jazz, blues, metal, fusion, indie, etc.) where guitar plays lead, rhythm, or supporting roles;

●	Guitar-centric events and festivals such as dedicated showcases, tribute nights, masterclass series, competitions, open-mic nights, jam sessions, and guitar clinics featuring live demonstrations;

●	Large-scale or touring events including arena tours, theater concerts, outdoor festivals, and headline appearances by prominent guitarists or guitar-driven bands.

In the professional context of the guitar industry, these performances and events collectively drive demand for stage-optimized instruments, with reliable tuning stability and durable construction, and associated services, including professional setups, pre-show maintenance, quick repairs, and high-end restoration, all aimed at ensuring peak performance reliability under live conditions.

Value Chain Analysis

The guitar value chain is structured across three primary stages. Upstream activities focus on raw material sourcing, including premium tonewoods, metals, strings, and electronics, research and design of instrument models, and manufacturing through both mass-production facilities and artisanal/custom luthiery.

Midstream activities encompass import and wholesale distribution of finished guitars and high-quality accessories, such as pickups, hardware, cables, and tonewoods, along with retail channels via physical stores, specialty dealers, major chains, and online platforms, supported by efficient inventory and logistics management.

Downstream activities deliver aftermarket value through high-end repair, maintenance, precision setup, upgrades, and restoration services; structured educational programs and hands-on luthiery workshops for players of all levels; and strategic brand representation combined with content marketing via professional performances, product demonstrations, and digital community engagement. Together, these stages form a comprehensive, sustainable ecosystem that supports the full lifecycle of the guitar from production and distribution to long-term performance, preservation, and cultural appreciation.

Source: Frost & Sullivan

Market Size of Guitar and Associated Services in Asia

The guitar and associated services market in Asia, which includes guitars services such as repair, maintenance, upgrades, education programs, premium accessories distribution, and brand representation/content marketing, exhibited strong resilience and growth from USD7,944.3 million in 2020 to USD14,004.9 million in 2025, at a Compound Annual Growth Rate (“CAGR”) of 12.0%, due to rising demand for stringed instruments. The market is expected to experience continued robust expansion at a CAGR of 7.1% from 2026 to 2030, driven by Asia’s position as the world’s largest and fastest-growing region, reaching USD20,508.8 million in 2030. This trajectory reflects guitars’ outsized role within the stringed segment, supported by key market drivers including increasing disposable incomes and a burgeoning middle class across China, India, Japan, and Southeast Asia; growing interest in music education, online learning, and Western/pop genres fueling demand for both entry-level and premium guitars; rapid urbanization and the influence of live performances, concerts, and digital content marketing; advancements in technology such as smart/hybrid instruments and e-commerce channels.

Source: Frost & Sullivan

Market Size of Guitar and Associated Services in Hong Kong

The guitar and associated services market in Hong Kong demonstrated resilient recovery and steady expansion following the pandemic, reaching around HKD487.9 million in 2025, and is projected to grow at a CAGR of 5.5% from 2026 to 2030, reaching HKD654.4 million by 2030. This growth is propelled by increasing disposable incomes and post-pandemic enthusiasm for music as a hobby and professional pursuit; robust demand for music education and lessons, especially among younger generations and schools; advancements in digital and hybrid instruments coupled with a renewed focus on traditional Chinese instruments for cultural preservation; the ongoing expansion of online retail and specialty channels, supported by strong after-sales services from leading retailers such as Tom Lee Music and Parsons Music; and the widespread influence of global music trends, enhanced through content marketing, live performances, and community engagement, which particularly strengthen the premium and high-end guitar segments.

Source: Frost & Sullivan

Market Size of Guitar Live Performances And Events in Hong Kong

The market size of guitar live performance and events in Hong Kong is valued at approximately USD41.5 million in 2025 and is projected to grow at a CAGR of 5.6% from 2026 to 2030, a trend primarily driven by significant infrastructure expansion and regional integration. This upward trajectory is underpinned by the imminent 2025 opening of the Kai Tak Sports Park, which will resolve long-standing venue capacity bottlenecks for major international acts, alongside a strategic pivot toward the Greater Bay Area that is increasing cross-border tourism and expanding the potential audience base for live performances. Furthermore, the market is experiencing a post-pandemic resurgence in demand for experiential leisure, fueling higher ticket yields and robust corporate sponsorship interest in rock and indie events.

Source: Frost & Sullivan

The major guitar live performances, events, and competitions in Hong Kong

From 2020 to 2025, major guitar live performances, events, and competitions in Hong Kong remained niche and primarily focused on classical and youth-oriented activities, with the Hong Kong Guitar Ensemble (“HKGE”) serving as a cornerstone through its annual concerts. These included the 33rd Annual Concert in 2020, continuing annually and culminating in the 38th HKGE Annual Concert on October 12, 2025, at the Hong Kong Cultural Centre Studio Theatre, alongside the 29th Hong Kong Youth Guitar Ensemble Annual Concert. The Hong Kong Schools Music Festival featured dedicated guitar categories each year, encompassing solo, ensemble, and graded classes, followed by prize-winners’ concerts. High-profile appearances included Miloš Karadaglić’s pandemic-adapted collaborations with the Hong Kong Philharmonic Orchestra, performing Rodrigo’s Concierto de Aranjuez in January 2021, and recitals, as well as Sungha Jung’s acoustic fingerstyle concert on May 24, 2025, at Tsuen Wan Town Hall Auditorium. Broader events like the HKGNA International Music Competition occasionally incorporated guitar elements, though no large standalone international guitar festival emerged locally during this period.

Source: Frost & Sullivan

Market Size of Guitar Live Performances and Events in The U.S.

The market for guitar liver performances and events in the U.S. grew from USD1.8 billion in 2020 to USD8.0 billion in 2025, at a CAGR of 34.8%, driven initially by a recovery after the COVID-19 and subsequently by sustainable, moderate expansion. Following the collapse of the touring industry in 2020, the sector experienced explosive growth through 2023 due to “revenge spending” and premium pricing for high-demand legacy rock and stadium country tours.

As the market stabilizes from 2024 onward, the market is expected to normalize and rise at a CAGR of 4.5% from 2026 to 2030 reaching USD10.0 billion in 2030, sustained by the reliable touring power of the country music genre, the lucrative “farewell tour” economy of aging iconic bands, and a demographic resurgence in pop-punk and indie rock that is revitalizing the mid-sized venue circuit.

Source: Frost & Sullivan

The major guitar live performances, events, and competitions in the U.S

In the United States, the guitar scene from 2020 to 2025 flourished with a strong emphasis on classical festivals and competitions, despite early COVID-19 disruptions leading to virtual or postponed formats in 2020–2021. The Guitar Foundation of America (“GFA”) International Convention and Competitions remained the flagship event, hosting the prestigious International Concert Artist Competition (“ICAC”) annually, with winners including Bokyung Byun, Lovro Peretić, Marko Topchii , Leonela Alejandro, and Virgile Barthe. Other key classical festivals included the Cleveland International Classical Guitar Festival, Denver Guitar Festival & Competition, featuring the Josefina P. Tuason International Guitar Competition, e.g., September 5–7, 2025, Columbus State University Guitar Symposium, and Miami International GuitART Festival. On the acoustic/electric side, the Dallas International Guitar Festival and the touring International Guitar Night series highlighted fingerstyle and world guitar artistry, underscoring a dynamic and resilient ecosystem.

Source: Frost & Sullivan

Market Size of Guitar Live Performances and Events in Southeast Asia

The Southeast Asia guitar live performance and events market experienced a robust expansion from USD120.0 million in 2020 to USD860.0 million in 2025, at a CAGR of 48.3%, driven by a surging middle class and a demographic pivot toward digital-native Gen Z consumers. This growth is characterized by the “regionalization” of global tours, where major international acts are increasingly prioritizing multi-stop legs in hubs like Singapore, Bangkok, and Jakarta, rather than single fly-in dates. This shift is underpinned by significant infrastructure investments, such as the modernization of large-scale venues, and the relaxation of post-pandemic cross-border travel restrictions, which has fostered a vibrant “gig tourism” economy. Furthermore, the rapid adoption of mobile-first ticketing platforms and “Buy Now, Pay Later” (“BNPL”) fintech solutions is lowering the barrier to entry, enabling higher ticket velocity and sustaining demand despite inflationary pressures on discretionary spending. The Southeast Asia guitar live performance and events market is projected to reach USD1,230.0 million in 2030, at a CAGR of 7.2% from 2026 to 2030.

Source: Frost & Sullivan

The major guitar live performances, events, and competitions in Southeast Asia

In Southeast Asia from 2020 to 2025, guitar events predominantly classical centered on Thailand and Vietnam, with Thailand as the primary hub and significant COVID-19 adaptations in 2020–2022. The Asia International Guitar Festival & Competition (“AIGF”) in Bangkok stood out as the region’s longest-running and premier event, with editions in 2020, 2021, 2022 , 2023, 2024, and its 25th edition October 17–19, 2025, featuring artists like Pavel Steidl and Thu Le, plus junior/open competitions, masterclasses, and exhibitions. The Southeast Asia (“SEA”) Guitar Festival & Performance Awards held its 5th edition May 16–18, 2025, at Silpakorn University, Bangkok. Vietnam’s Saigon International Guitar Festival (“SIGF”) grew steadily, with its 2025 edition August 14–17 at IDÉCAF, reinforcing the region’s rising prominence in classical guitar.

Source: Frost & Sullivan

Global Market Size of Online Guitar Instruction

The global guitar instruction market, encompassing online guitar lessons delivered through platforms like YouTube, Instagram, dedicated apps, and web-based courses, grew from USD500.0 million in 2020 to USD 1,250 million in 2025 at a CAGR of 20.1%, reflecting steady demand driven by digital accessibility and post-pandemic remote learning trends.

Looking ahead, the market is projected to expand at a CAGR of 7.5% from 2026 to 2030, reaching USD1,796.0 million in 2030. This growth is supported by rising interest in self-paced online education, AI-enhanced tools, social media content, and increasing participation in guitar playing across Asia-Pacific and other regions, though tempered by the prevalence of free YouTube resources.

Source: Frost & Sullivan

List of Major Guitar Creators and Luthiers in Social Media

The Group, as Hong Kong’s integrated provider of guitar education, high-end repair services, premium accessory import/wholesale, and international brand representation with content marketing, is uniquely positioned to capture significant growth opportunities in the expanding Asia-Pacific guitar market. By forging strategic partnerships with regional luthiers and educators and international creators, the Group can co-develop workshops, tutorials, and live performance events, driving cross-promotion to their combined audiences exceeding one million followers and generating referrals for education enrolments and repair services. Leveraging Hong Kong’s role as a regional hub, the Group can host or sponsor live guitar events and artist sessions, monetizing through ticket sales, sponsorships, on-site accessory sales, and premium service bookings while building community loyalty. Digital expansion through collaborative content such as build-process videos, tone demos, and repair tutorials will enhance brand visibility and attract high-value clients seeking custom upgrades and restorations. Replicating proven hybrid models will enable scalable revenue diversification across sales, services, and wholesale, positioning the Group as Asia’s premier gateway for boutique and handcrafted guitars and sustaining long-term growth in a market projected to benefit from rising demand for personalized, high-quality guitar experiences.

The growing number of music enthusiasts, combined with the increasing demand for customization of musical instruments and the advancement of technology in musical instruments, including the rising development of technologically advanced models, together with the growing popularity of live performances and concerts, collectively serve as powerful market drivers and defining trends in Hong Kong’s guitar and associated services sector. This expanding community of passionate players fuels consistent demand across entry-level to premium instruments, while the desire for personalized setups, upgrades, and modifications reflects a shift toward individuality and performance optimization. Concurrently, technological progress drives adoption of hybrid, smart, and digitally integrated guitars, heightening the need for expert installation of advanced electronics, calibration, custom adaptations, and high-end repairs that bridge traditional craftsmanship with modern innovation. The surge in live concerts and performances further amplifies demand for stage-optimized instruments and reliable after-sales support, including precision setups, quick maintenance, and technical services tailored to professional live environments, reinforcing the sector’s focus on quality, trust, and specialization in a competitive market.

Source: Frost & Sullivan

Industry Drivers and Trends

1.	Rising demand for live musical experiences

The surge in demand for live musical experiences serves translate into a growth opportunity for Hong Kong’s guitar and associated services. As audiences and musicians alike increasingly seek the energy, immediacy, and communal connection of live performances from intimate venues and club gigs to large-scale concerts, there is heightened demand for guitars that deliver reliable stage performance, superior tonal projection, and durability under demanding conditions. This trend directly stimulates the need for professional-grade associated services, including precision setups optimized for live playability, electronics calibration for amplified sound systems, rapid-turnaround repairs to minimize downtime, high-end fretwork and maintenance for frequent use, and custom modifications tailored to live environments. As such, it strengthens the role of specialized repair networks, technical support providers, and premium service offerings that enable guitarists to confidently meet the expectations of live audiences in Hong Kong’s vibrant and recovering music scene.

2.	The growing number of music enthusiasts

The growing number of music enthusiasts is another market driver. This expanding community of passionate hobbyists, self-learners, semi-professional players, and younger demographics has significantly boosted demand for guitars across all price points from entry-level to premium and collectible models while simultaneously increasing the need for professional setups, high-end repairs, upgrades, maintenance, and music education programs. As more individuals embrace the guitar for personal expression, leisure, and skill development, the trend fosters greater interest in personalized services such as custom modifications, precision fretwork, premium component installations, and tailored technical solutions to enhance playing experience and instrument longevity.

3.	Growing demand for customization of musical instruments

The growing demand for customization of musical instruments drives the need for guitar and associated services in Hong Kong. As musicians, hobbyists, and professionals increasingly seek instruments tailored to their unique playing styles, tonal preferences, ergonomic needs, and performance requirements, there is rising demand for personalized services such as custom setups, premium upgrades (e.g., pickups, hardware, nuts, and frets), bespoke modifications, and high-end repairs. This trend reflects a broader shift toward individuality and performance optimization, creating significant opportunities for specialized luthiers, repair technicians, and service providers to offer tailored solutions that enhance playability, sound quality, and long-term value for both amateur enthusiasts and stage-performing guitarists in the territory.

4.	The advancement of technology in musical instruments

The advancement of technology in musical instruments emerges as a rising trend for Hong Kong’s guitar and associated services sector. Rapid developments in hybrid designs, smart electronics, onboard preamps, digital modeling, connectivity features, and sustainable materials are transforming traditional guitars into more versatile, performance-oriented, and user-friendly instruments. This technological evolution is driving increased adoption among professional musicians, recording artists, and tech-savvy enthusiasts who seek enhanced tonal options, seamless integration with digital audio workstations, improved playability through precision manufacturing, and innovative features such as app-controlled settings or wireless connectivity. As a result, there is growing demand for specialized associated services, including expert installation of advanced pickups and electronics, calibration of digital systems, software updates, custom modifications to accommodate new technologies, and high-end repairs that preserve the instrument’s integrity while incorporating modern upgrades. This trend positions Hong Kong’s premium repair shops, luthiers, and service providers as essential partners in bridging traditional craftsmanship with cutting-edge innovation.

5.	The resurgence of interest in music and arts, particularly among younger generations

The resurgence of interest in music and the arts support the growth of Hong Kong’s guitar and associated services market. This renewed cultural enthusiasm has sparked a significant wave of participation in music-making, with millennials and Gen Z increasingly viewing the guitar as an accessible, expressive, and socially relevant instrument for personal creativity, self-expression, and community connection. The trend has driven strong demand for entry-level to mid-range guitars, as well as growing interest in premium, vintage, and collectible models among aspiring and more experienced players. At the same time, it has accelerated the need for associated services such as structured music education programs, online and in-person lessons, professional setups, high-end repairs, upgrades, and maintenance all of which support skill development, instrument longevity, and the pursuit of a more personalized musical journey among this vibrant and expanding demographic.

6.	The rise of online stores and the high penetration of mobile devices

The rise of online stores and the high penetration of mobile devices have also contributed to the growth of Hong Kong’s guitar and associated services sector. With widespread smartphone usage and fast, reliable internet access, consumers increasingly turn to e-commerce platforms to discover, compare, and purchase guitars, premium accessories, replacement parts, and even professional services. This digital shift has expanded market reach beyond traditional physical retail, enabling greater convenience, price transparency, and access to a wider range of brands and models including niche and international products while simultaneously creating strong demand for digital-friendly associated services such as online booking for repairs, virtual consultations, remote setup advice, and delivery of maintenance kits or upgraded components. As a result, businesses in the sector are increasingly adopting hybrid models that integrate robust online presence with high-quality in-person technical expertise, positioning them to effectively capture the growing number of tech-savvy enthusiasts and professionals in Hong Kong.

Market Challenges

1.	Intense Competition from Online Platforms and Cross-Border E-Commerce

Intense competition from online platforms and cross-border e-commerce presents a major challenge for the guitar and associated services sector in Hong Kong. Global platforms such as Reverb, eBay, and Carousell, together with mainland Chinese giants like Taobao and JD.com, offer significantly lower prices, broader selection, and seamless direct-to-consumer delivery, often undercutting local retailers on entry-level and mid-range guitars as well as accessories. Hong Kong consumers benefit from easy access to these cross-border options, which leverage efficient logistics, competitive pricing, and minimal import barriers, resulting in reduced foot traffic, price erosion, and lost sales for physical stores and workshops. This dynamic particularly pressures profitability in the mass and mid-market segments, while even premium and service-oriented businesses face indirect competition as customers increasingly purchase instruments online and seek local repairs only when necessary, compelling Hong Kong providers to differentiate through superior hands-on expertise, personalized service, and premium/vintage specialization to maintain relevance in a highly cost-sensitive and digitally dominant market.

2.	Impact of Digital and Virtual Alternatives

Impact of digital and virtual alternatives constitutes a significant market challenge for the guitar and associated services sector in Hong Kong. The rapid rise of music education apps, online lessons, virtual instruments, software-based amp modeling, and digital production tools has reduced the perceived necessity for physical guitars and in-person technical services among certain segments, particularly younger and beginner learners who prioritize convenience, affordability, and digital experimentation. This shift diverts demand away from traditional instruments toward virtual setups and software solutions, potentially capping growth in entry-level guitar sales and limiting the need for frequent physical repairs, setups, or upgrades. While premium and professional users continue to value authentic analog tone and craftsmanship, the increasing preference for digital alternatives among casual enthusiasts pressures local retailers and service providers to adapt by offering hybrid solutions, digital-compatible upgrades, and integrated online-offline services, thereby intensifying competition and requiring greater differentiation in a market already constrained by high costs and limited scale.

COMPETITIVE LANDSCAPE OF GUITAR AND ASSOCIATED SERVICES

Competition Overview

The guitar and associated services market in Hong Kong is highly competitive and fragmented, featuring over 300 active players from mass-market giants to specialized artisans. Market players are differentiated significantly by their instrument portfolio depth, brand exclusivity, and service integration. While large, comprehensive music retailers historically dominate the market share due to capital advantages and distribution networks, the landscape is evolving and increasingly influenced by the rise of specialized boutique studios and independent luthiers who cater to sophisticated consumer tastes. The major players can be categorized into two distinct groups, each employing different strategies to capture market share:

1.	Local comprehensive music retailers, such as Tom Lee Music, Parsons Music, Happy Sound Music, etc., who operate as “one-stop ecosystems,” covering agency sales of major global brands, musical instrument accessories, standardized guitar training curricula, event organization, and basic after-sales maintenance. The core competitive advantages of these local giants lie in their supply chain dominance; they hold exclusive distributorships for major global brands, ensuring product authenticity and inventory stability that smaller players cannot match.

2.	Boutique studios & specialized luthiers, such as the Group, Guitar Sofa, Funguitar, Uni-Sound, Star Music, and Parkland Music, specialize in the guitar category, including high-end boutique brands, professional-grade repairs/modifications, or specialized handcrafted guitar courses. Their competitive advantage is rooted in a “curated experience” and technical expertise. Unlike mass retailers, boutique studios offer a consultative sales approach and highly personalized services, such as custom setups and professional luthiery, which fosters deep customer loyalty among enthusiasts and professional musicians.

Looking at the evolving market trends, the competitive landscape is witnessing a distinct polarization in consumption, where entry-level instrument sales are becoming commoditized and price-sensitive due to online competition, while the demand for premium, custom-shop, and vintage instruments remains robust, driven by collectors and investors. Therefore, players are strategically shifting from a “product-centric” to an “experience-centric” model. This is evident in the rising popularity of guitar-making courses and workshops, where consumers value the craftsmanship experience over a simple transaction. Furthermore, while new product sales remain concentrated among major retailers, the service sector is becoming increasingly fragmented. Boutique studios and independent luthiers are leveraging social media to bypass traditional channels, directly engaging with consumers and challenging the service dominance of large chains.

Major Players

Source: Frost & Sullivan

With the integrated strengths in premium guitar education, high-end repair services, accessory import/wholesale, and international brand representation/content marketing, the Group could pursue targeted synergies and replicate proven growth models from these manufacturers and retailers.

Maestro Guitars: As a Singapore-based handcrafted brand emphasizing hand-voicing, custom tonewood selection, and accessibility to boutique quality, Maestro is actively seeking expansion into markets like Hong Kong. The Group could establish a strategic partnership as an authorized dealer and service provider in Hong Kong, offering exclusive sales, precision setups, repairs, and educational workshops on voicing techniques. This leverages geographic proximity for joint events, cross-border referrals, and mutual content marketing, enabling Maestro to penetrate Greater China while enhancing the Group’s premium brand portfolio and service revenue.

Guitar Gallery Singapore: This specialized high-end retailer distributes premium brands, including Bourgeois and Santa Cruz, and provides after-sales maintenance. The Group could form a complementary regional alliance, positioning itself as an authorized repair and upgrade center for their customers in Hong Kong and beyond, while facilitating accessory wholesale and joint promotions. This creates a seamless cross-border service network, boosting the Group’s repair and wholesale segments through referrals and shared expertise in rare collections.

Bourgeois Guitars: Renowned for blending traditional lutherie with modern processes and benefiting from its strategic partnership with Eastman Music for scaled international distribution, Bourgeois offers a replicable hybrid growth model. The Group could seek authorized dealer or service representation in Hong Kong, providing specialized repairs, setups, and education for Bourgeois owners. By emulating the Eastman collaboration partnering with larger distributors for broader reach while maintaining premium in-house services, the Group can accelerate brand representation and accessory expansion without compromising craftsmanship quality.

Collings Guitars: As a premier handmade multi-category builder with limited production and strong demand in Asia, Collings presents opportunities for the Group to become a regional service hub offering precision setups, restorations, and electronics modifications. This partnership would attract high-value collectors and professionals to the Group’s repair and education programs, building prestige and recurring revenue in a market with growing boutique interest.

Huss & Dalton: Specializing in traditional hand-built acoustics and banjos with online customization and an existing Hong Kong dealer presence (e.g., Fun Music Centre and HK Guitar Store), Huss & Dalton aligns well with the Group’s ecosystem. The Group could partner as an enhanced service and education provider, delivering authorized repairs, custom support, and workshops on their construction methods. This strengthens local after-sales capabilities, drives accessory sales, and fosters community engagement through shared content.

The Santa Cruz Guitar Company: Known for custom acoustics with signature techniques and international dealers, including in Singapore and nearby Asia, Santa Cruz offers strong synergy potential. The Group could pursue dealer authorization or specialized service status in Hong Kong, providing expert setups, restorations, and collaborative demos/tutorials. This elevates the Group’s brand representation and content marketing while capitalizing on Santa Cruz’s emphasis on maintenance support to generate ongoing repair and education business.

These partnerships and model replications position the Group as a premier regional gateway for boutique guitars in Asia, driving sustainable expansion through integrated services, strategic alliances, and community-focused growth.

Entry Barriers

1.	Supply Chain Integration and SKU Complexity

The guitar accessories market is characterized by extensive product diversity and a high volume of Stock Keeping Units (“SKUs”). A mature distributor must not only supply mainstream items such as strings and picks but also manage thousands of distinct specifications for knobs, bridges, electronic components, and maintenance tools. Establishing a supply chain capable of covering this comprehensive product range while maintaining high inventory turnover requires substantial upfront capital investment and sophisticated management systems. New entrants often struggle to balance inventory holding costs with the risk of stockouts and typically lack the bargaining power to secure competitive volume discounts from upstream brand owners.

2.	Comprehensive Technical Expertise

In the guitar-making education sector, core competitiveness extends beyond general woodworking skills to include proprietary know-how regarding acoustic structures, wood resonance voicing, and finish treatments. This expertise is typically held by a select group of senior luthiers and is difficult to transmit fully through standardized documentation. Leading educational institutions in the market are usually anchored by renowned master luthiers whose personal reputations serve as primary drivers for enrollment. Without the endorsement of industry veterans or a proprietary curriculum, new entrants face significant challenges in establishing authority within the lutherie community, thereby making it difficult to attract students willing to pay premium tuition fees.

3.	Established Sales Channels and Service Networks

For guitar accessory distribution, offline music stores and repair workshops represent critical Business-to-Business (“B2B”) sales terminals. Incumbent leading distributors have generally established long-term cooperative relationships with these terminals, often providing support such as shelf display assistance and favorable credit terms. Furthermore, the sale of high-end accessories, such as precision pickups or tremolo systems, frequently relies on professional installation and technical after-sales support. Mature distributors possess comprehensive technical service networks that address the technical proficiency gap often found in terminal stores. If new entrants cannot provide an equivalent level of technical empowerment and channel profit margins, they will find it difficult to displace existing dealer networks, effectively preventing their products from reaching end consumers.

Competitive Edge of the Group

Specializing in handcrafted instruments creates a distinct market position that mass-market retailers cannot easily replicate. The Group’s integrated ecosystem provides the following specific edges:

➢

Risk Mitigation & Technical Stewardship: Handcrafted guitars are sensitive to Hong Kong’s high humidity and climate fluctuations. The Group’s Repair Services pillar removes the buyer’s fear of investing in expensive, delicate tonewoods. The Group offers one-month free maintenance, assuring clients that the specialized expertise exists in-house to maintain the instrument’s structural integrity.

➢	The “Luthier-Logic” Sales Approach: Mass-market sales staff often lack deep technical knowledge. The Group’s Education and Repair teams can explain why a specific bracing pattern or hand-voicing technique justifies a higher price point. This transforms the sales process from a transaction into a consultation, building high trust with affluent collectors and professionals.

➢	Vertical Integration of Tone: By controlling Accessory Import/Wholesale, the Group ensures these premium guitars are paired with the correct high-end pickups, cables, and amps to maximize their potential. This ensures the customer hears the instrument at its best, increasing conversion rates compared to shops using generic signal chains.

BUSINESS

OUR VISION

Our vision is to become a leading integrated guitar services platform globally by connecting education, craftsmanship, technical services, and premium instrument commerce, and by supporting a professional, transparent, and sustainable high-end guitar market.

OUR MISSION

Our mission is to deliver high-quality guitar-focused products and services through craftsmanship, technical expertise, and customer-centric execution, while promoting sustainability and the long-term value of fine musical instruments.

OVERVIEW

We are a professional, guitar-focused enterprise headquartered in Hong Kong, specializing in high-end musical instruments and a comprehensive suite of related technical, educational, and commercial services. Our business philosophy emphasizes sustainability, craftsmanship, and the long-term musical and economic value of fine instruments. We seek to support musicians and collectors throughout the full lifecycle of guitar ownership, from education and instrument creation to acquisition, and long-term care.

Our business is built on an integrated model that combines four principal activities: (i) guitar assembling workshops; (ii) repair guitar, (iii) guitar lessons; and (iv) guitar trading. Our physical location at Unit 8-9 on the 19th Floor of the Westin Center at No. 26 Hung To Road, Kwun Tong, Kowloon, Hong Kong serves as the operational and experiential center of this integrated platform. The facility brings together our guitar assembly workshops and activities, and instructional guitar lessons within a single venue in separate rooms, allowing customers to engage with our brand in a comprehensive and hands-on environment.

We serve a diverse customer base that includes beginners, hobbyists, advanced students, professional musicians, collectors, and music retailers. In addition to serving individual customers, we have established long-term service collaborations with major music retailers in Hong Kong, under which we provide ongoing after-sales technical support for instruments sold by these retailers and their customers. We are committed to maintaining a high standard of product quality and, accordingly, we have consistently sourced guitars and accessories from our supplier for multiple international brands. Our quality-focused approach has also been recognized by certain brands, positioning us as a technical and commercial intermediary within the broader Asian musical instrument supply chain.

We believe that in the post-pandemic market environment, customer demand has increasingly shifted toward customized, high-quality instruments and services, particularly within the premium segment. In our experience, high-end customers place significant value on in-person engagement, craftsmanship, and expert technical support - areas in which we believe our integrated service model provides differentiation.

We, through Guitar HK, have achieved tremendous growth in our business. For the year ended October 31, 2025, our total revenue was US$1,704,138, consisting of (i) US$459,612, representing 27.0% of total revenue, from repair guitar services, (ii) US$97,513, representing 5.7% of total revenue, from guitar trading, (iii) US$105,385, representing 6.2% of total revenue, from guitar lessons, and (iv) US$1,041,628, representing 61.1% of total revenue, from guitar assembling workshops. For the year ended October 31, 2024, our total revenue was US$429,399, consisting of (i) US$195,745, representing 45.6% of total revenue, from repair guitar services, (ii) nil revenue from guitar trading, (iii) US$44,423, representing 10.3% of total revenue, from guitar lessons, and (iv) US$189,231, representing 44.1% of total revenue, from guitar assembling workshops. Overall, for the year ended October 31, 2025, revenue increased by $1,274,739, or 297% to $1,704,138, from $429,399 for the year ended October 31, 2024. Our gross profit increased by $1,042,808, or 389%, from $268,271 for the year ended October 31, 2024, to $1,311,079 for the year ended October 31, 2025. Gross profit margin improved significantly to 76.9% in 2025, compared to 62.5% the year ended October 31, 2024.

OUR COMPETITIVE STRENGTHS

We believe our competitive position is built upon a combination of a deeply integrated business model, founder-led brand credibility, and deep technical expertise. These pillars not only differentiate us in a fragmented market but also create a resilient and scalable foundation for growth.

Integrated and Differentiated Business Model

We operate an integrated ecosystem that spans the full lifecycle of guitar ownership, including education, craftsmanship, technical services, and commerce. Our offerings include guitar performance instruction and music theory education, hands-on lutherie and guitar-making workshops, advanced repair and restoration services, and the sale and distribution of guitars and guitar-related accessories.

This integrated structure allows each business line to reinforce the others by supporting customer engagement across multiple touchpoints, enhancing retention, and diversifying revenue streams. Our ability to serve individual musicians, students, collectors, retailers, and brand partners provides a multifaceted market presence that is difficult to replicate and contributes to what we believe is enhanced operational resilience within the regional guitar industry.

Founder’s Personal Influence and Strong Digital Brand Presence

Our Company is led by our founder, Law Cheung, a guitarist and educator with an established personal brand and social media presence within the regional music community. As of the date of this prospectus, his digital channels include over 155,000 YouTube subscribers, 167,000 Facebook followers, and 8,700 Instagram followers, providing direct access to guitar audiences across Taiwan, Hong Kong, Malaysia, Indonesia, and the United States of America. On March 2, 2026, Mr. Law executed a Written Consent and Acknowledgement acknowledging, confirming and agreeing that all social media accounts operated, used, created or maintained by him in the course of his employment with the Company, including but not limited to any Facebook, Instagram and YouTube accounts, are and shall remain the sole and exclusive property of the Company.

Mr. Law holds a Licentiateship of Trinity College London (LTCL). Since 2015, he has served as a Global Ambassador for Lakewood Guitars, since 2018 as a Global Ambassador for Hughes & Kettner amplifiers, and since 2018 as a Global Ambassador for KamiNari Cable. He has also served as a Hong Kong Area Ambassador for Trinity Music Examinations London since 2016.

Mr. Law has represented Hong Kong in various international arts and music festivals and has performed, conducted master classes, or participated in music-related events in locations including Shanghai, Shenzhen, Guangzhou, Taiwan, Indonesia and Saudi Arabia. He has been interviewed on multiple occasions by Television Broadcasts Limited, or TVB, one of the world’s largest Chinese-language commercial television stations in Hong Kong, as well as by other media outlets. He is frequently invited to conduct concerts, master classes and workshops, and to serve as a judge in music competitions. Over the course of his career, he has organized and participated in numerous music and arts events attended by large audiences.

This is also complemented by the Company’s corporate digital platforms, which include approximately 7,700 Instagram followers and 3,600 Facebook followers. Together, these channels support brand visibility, community engagement, and customer acquisition in a manner that is cost-efficient and aligned with our educational and technical positioning.

Deep Technical Expertise and Leadership in High-Value Instruments

We possess specialized expertise in complex instrument setup, repair, restoration, and customization, including services required for high-end, vintage, and collectible guitars. We believe many of these technical capabilities are not widely available among regional competitors.

Our operations are supported by a team of trained personnel dedicated to education, workshop instruction, and repair services. As of the date of this prospectus, we employ six instructors for lesson-based education, three of whom also serve as technicians for workshop and repair operations. This technical depth enables us to provide premium consultation, evaluation, and restoration services, particularly for instruments where preservation of musical, cultural, and investment value is critical.

Sustainability-Oriented and ESG-Aligned

Our business model incorporates practices aligned with Environmental, Social, and Governance principles (the “ESG”). Our focus on repair and restoration promotes resource efficiency and reduces waste. Our educational programs and support for local and international luthiers contribute to skills development and cultural preservation. In addition, our transparent operating practices support responsible governance.

We believe this sustainability-oriented approach aligns with evolving consumer preferences in the premium musical instrument market and supports the long-term durability of our brand.

OUR GROWTH STRATEGY

We intend to pursue disciplined and sustainable growth by expanding our digital capabilities, scaling our technical service operations, diversifying geographically, selectively leveraging technology, and strengthening our industry collaborations. Our strategy is designed to build upon our established technical credibility, integrated service model, and regional market position, while managing execution and operational risks.

Development of a New Online Sales and Membership Platform

As part of our growth strategy, we intend to develop and launch a new online platform designed to serve as a digital extension of our business model. The platform is expected to offer a curated selection of guitars and related accessories, facilitate online enrollment in lessons and workshops, and incorporate a membership system aimed at enhancing recurring customer engagement.

The primary objective of this initiative is to expand our business-to-consumer reach beyond our physical location in Hong Kong and to establish a scalable digital channel capable of serving customers in additional geographic markets. By integrating product sales, educational services and membership features within a unified digital ecosystem, we aim to create cross-selling opportunities, strengthen customer relationships and increase customer lifetime value.

We believe that a centralized online platform will enable us to maintain consistent brand positioning and quality control while supporting data-driven marketing strategies and customer analytics. In addition, the introduction of a membership system is intended to foster recurring engagement, encourage repeat purchases and provide a foundation for predictable revenue streams. Over time, we expect this digital infrastructure to support scalable growth with relatively lower incremental capital investment compared to physical expansion.

Geographic Diversification and Market Expansion

Geographic diversification is a key component of our growth strategy. We intend to expand the geographic reach of our guitar trading business, including the sale of guitars and related accessories such as strings, neck components and other guitar-related parts, into Southeast Asia and the United States markets. Our expansion efforts are focused primarily on product sales rather than the international expansion of our repair, lesson or workshop services.

To support this initiative, our strategy includes enhancing our online sales channels, participating in industry exhibitions and trade shows, and strengthening our digital marketing initiatives to increase brand awareness and customer reach. In addition, we intend to increase our participation in guitar-related live performances and events in Southeast Asia and the United States markets as part of our market development and brand-building efforts.

Through expanding our guitar trading segment internationally, we aim to diversify our revenue base, broaden our customer network and reduce reliance on our existing geographic market. Our ability to successfully implement this strategy will depend on market conditions, consumer demand, competitive landscape and our operational execution.

Expansion into Guitar Live Performances and Events

We intend to explore the expansion of our participation in guitar-related live performances and events as part of our broader brand development and market expansion strategy. Currently, we occasionally attend or co-host guitar live performances and related events primarily for promotional and community engagement purposes, and such activities have not historically generated material revenue for us.

Going forward, we plan to gradually increase our involvement in guitar live performances and events with the objective of enhancing brand recognition, expanding our customer base and potentially developing additional revenue opportunities. These initiatives may include organizing or co-organizing performances, collaborating with artists and music communities, and leveraging such events to promote our guitar trading and educational services.

For example, in 2026, we partnered with a wedding planning company and jointly operated a promotional booth at a wedding exhibition held at the Hong Kong Convention and Exhibition Centre and were engaged to produce original music compositions and perform live music services for a wedding event. We believe similar collaborations with event organizers, corporate clients, hospitality venues and wedding service providers may create opportunities to generate performance-related revenue, production fees or cross-selling opportunities for our instruments and instructional services.

At present, we have not generated material revenue from live performances and events, and there can be no assurance that our efforts to expand in this area will result in meaningful revenue contributions. Our ability to successfully develop this initiative will depend on market response, execution capability, cost management and overall economic conditions.

Establishing In-House Manufacturing Capabilities

We currently source guitar products from Supplier A and generate revenue by reselling these products to our customers. As a result, our guitar trading segment depends significantly on Supplier A for product supply, pricing and delivery schedules.

To reduce supplier concentration risk and enhance margin potential, we intend to gradually develop our own manufacturing capabilities for selected guitar products. By establishing internal production capacity, we aim to reduce reliance on Supplier A, improve cost control, strengthen pricing flexibility and enhance quality oversight.

Our plan may include investing in production equipment, securing suitable facilities and recruiting personnel with relevant technical expertise. We expect to implement this initiative in phases and do not anticipate an immediate transition away from our current sourcing arrangements. There can be no assurance that we will successfully establish in-house manufacturing capabilities or that such efforts will result in improved margins or operational efficiencies.

Development of AI-Driven Tools to Enhance Craftsmanship Efficiency

We intend to explore the development of an AI-assisted design tool for internal use to support our planned guitar manufacturing operations. The intended function of this tool would be to assist in drafting guitar blueprints by inputting specified parameters, such as dimensions and structural measurements, and generating refined size and measurement references for individual wooden components used in guitar construction. The tool is intended solely for internal design support purposes and not for external commercialization.

We are currently at a preliminary planning stage. To date, we have conducted only limited internal research and have not incurred any material research and development expenses related to AI development. Given the anticipated cost and technical requirements, we plan to initially hire approximately two to three in-house IT personnel to define the system concept, draft functional requirements and prepare technical specifications. We then intend to engage an independent third-party AI software development company to design and implement the system based on those internally developed requirements.

This initiative remains subject to further evaluation, resource availability and cost considerations, and there can be no assurance that the system will be successfully developed or implemented as planned.

Enhance Brand Visibility and Industry Collaborations

Beyond classroom instruction, we collaborate with established music retailers and industry participants to organize performances, demonstrations, and educational showcase events that promote advanced guitar knowledge and contribute to the development of Hong Kong’s guitar community. To date, these activities have not generated material direct revenue and have primarily functioned as brand-building and community engagement initiatives.

We intend to further develop and formalize these collaborations as a strategic marketing channel to support customer acquisition and long-term growth.

OUR SERVICES

We offer a vertically integrated suite of services designed to support the full lifecycle of a guitarist’s journey, from foundational education and craftsmanship immersion to the acquisition, customization, and long-term care of fine instruments. This integrated business model positions us as a trusted technical, educational, and commercial platform within the premium guitar ecosystem, enabling us to build enduring relationships with students, musicians, collectors, retailers, and brand partners.

Our physical location at Unit 8-9 on the 19th Floor of the Westin Center at No. 26 Hung To Road, Kwun Tong, Kowloon, Hong Kong serves as the operational and experiential center of this integrated platform. The facility brings together our retail showroom, guitar workshops, guitar assembly activities, and instructional guitar lessons within a single venue, allowing customers to engage with our brand in a comprehensive and hands-on environment. By combining product sales, technical services, and in-person education in a single location, we centralize our operations and provide customers with a convenient, integrated setting to access our offerings. The co-location of these activities allows for operational coordination across our service lines and enables customers to engage with multiple aspects of our business during a single visit.

Guitar Assembling Workshops

We provide immersive, hands-on guitar-making workshops that introduce participants to the art and science of lutherie in a professional workshop environment. Under the guidance of experienced master luthiers, students complete a fully functional instrument during the course, making key decisions regarding tonewood selection, bracing design, body shape, and aesthetic detailing. All necessary tools and materials are supplied, including Indian rosewood back and sides, Sitka spruce or western red cedar soundboards, mahogany necks, and ebony fingerboards and bridges.

Our workshop offerings are structured across four progressive course levels to accommodate different skill sets and learning objectives:

●	Beginner Course (30 hours / 5 days): Kit-based construction designed for efficient, precise completion. The fees for beginner course is $18,000.

●	Intermediate Course (45 hours / 7 days): Body built from scratch with a pre-shaped neck, allowing greater focus on customization and fine details. The fees for intermediate course is $28,000.

●	Advanced Course (70 hours / 9 days): Entire instrument constructed from raw materials. The fees for advanced course is $38,000.

●	Master Course: Comprehensive, advanced instruction covering all aspects of fine instrument making. Fees for the Master Course are determined on a quotation basis.

All courses feature flexible scheduling, with students able to book sessions according to individual availability. Participants may choose to build a steel-string guitar, classical guitar, or ukulele. These workshops combine technical rigor with creative exploration, resulting in heirloom-quality instruments and a deep appreciation for craftsmanship.

For this segment, our customers primarily consist of individual consumers. These workshops are conducted on an enrollment basis, and each sale or service is evidenced by an invoice issued at the time of purchase or booking. We do not enter into written contracts with these customers.

For the fiscal years ended October 31, 2025 and 2024, we generated approximately US$1,041,628 and US$189,231 from guitar assembling workshops, accounting for 61.1% and 44.1% of our total revenue, respectively.

Repair Guitar

Our expert repair guitar services division delivers comprehensive guitar setup, repair, restoration, and customization services aimed at optimizing performance, preserving structural integrity, and maintaining long-term value. Our skilled repair team operates from a state-of-the-art facility equipped with high-precision imported tools and is experienced in servicing high-value, vintage, and professional-grade instruments.

Pricing for our guitar repair services varies depending on the extent of the damage and the type of wood used in the instrument. We do not maintain a standardized pricing schedule, and repair fees are determined on a case-by-case basis following assessment.

Core service offerings include:

●	Precision Setup Services: Comprehensive adjustments including neck relief, action height, and intonation optimization to enhance playability and tonal response.

●	Fret Leveling and Polishing: Professional fret dressing to ensure accurate note articulation, eliminate fret buzz, improve playing feel, and extend instrument lifespan.

●	Pickup Installation and Electronics Modification: Installation and upgrading of pickups and electronic systems, tailored to individual playing styles and tonal preferences.

●	Restringing and Preventative Maintenance: Regular string replacement, cleaning, and routine maintenance to preserve tonal clarity and reliability.

●	Structural Repairs and Restoration: Advanced repairs such as crack stabilization, neck repairs, and seamless restoration of critical damage, including broken headstocks, while preserving acoustic and visual authenticity.

●	Customization Services: Personalized finishes, hardware configurations, and aesthetic modifications developed in close collaboration with clients.

As a technical partner for major musical-instrument retailers in Hong Kong, our responsibilities include the ongoing maintenance, setup, and quality management of their showroom instruments as well as providing after-sales technical support for instruments sold to their end-customers. The retailers prefer that end customers are not informed that certain repair services are outsourced. As a result, we have not entered into a formal written master service agreement with retailers. Instead, repair services are performed on a case-by-case basis according to the end customer’s service request, and we issue invoices for each completed service. Payments are settled based on the invoiced amounts.

For the fiscal years ended October 31, 2025 and 2024, we generated approximately US$459,612 and US$195,745 from repair guitar services, accounting for 27.0% and 45.6% of our total revenue, respectively.

Guitar Lessons

We provide structured guitar performance instruction and music theory education for beginners, hobbyists, and professional musicians. Our programs emphasize the development of musicianship through a balanced curriculum that integrates technical proficiency, theoretical understanding, and expressive performance. The standard fee for our guitar lessons is HK$1,500 per hour, with a minimum commitment of four hours per month.

Instruction is delivered by experienced professional musicians using a personalized pedagogical approach, and we also offer examination preparation services aligned with recognized music assessment standards. Beyond classroom instruction, we actively contribute to the local music ecosystem by collaborating with established music retailers to organize performances, demonstrations, and educational showcase events, promoting advanced guitar knowledge and fostering the growth of Hong Kong’s guitar culture. These activities also provide students with opportunities to perform in live settings, gain stage experience, and derive greater enjoyment and fulfillment from their musical development. In addition, participation in competitions, showcases, and public performances has enabled certain students to receive awards and recognition, contributing to their artistic growth.

These performances and achievements also serve to demonstrate the effectiveness of our educational programs and faculty, reinforcing our reputation and credibility within the local music community. Through these initiatives, we actively contribute to the development of Hong Kong’s guitar culture while strengthening engagement between students, audiences, and industry partners.

Currently, for this segment, our customers primarily consist of individual consumers. These lessons are conducted on an enrollment basis, and each sale is evidenced by an invoice issued at the time of purchase. We do not enter into written contracts with these customers.

For the fiscal years ended October 31, 2025 and 2024, we generated approximately US$105,385 and US$44,423 from guitar lessons, accounting for 6.2% and 10.3% of our total revenue, respectively.

Guitar Trading

Our guitar trading segment consists of the retail and distribution of high-value guitars to both individual customers (B2C) and commercial clients (B2B). We source these instruments exclusively from Supplier A, a large musical instrument manufacturer and retailer based in Hong Kong with an established industry presence.

Under this model, we purchase high-end instruments from Supplier A and resell them to our customers through our retail operations and commercial channels. Authentication and preliminary verification of product origin are conducted based on documentation and sourcing provided by Supplier A. In addition, appraisal and condition assessment are performed in-house by our staff, who possess professional experience in guitar evaluation and instrument handling.

We position this segment as a curated high-end instrument retail and distribution business, focusing on product quality, condition verification and customer advisory support.

For the fiscal years ended October 31, 2025 and 2024, we generated approximately US$97,513 and nil from guitar trading, accounting for 5.7% and nil of our total revenue, respectively.

MARKETING AND SALES CHANNELS

Marketing Channels

Our go-to-market strategy is built upon a multi-channel, integrated framework designed to maximize brand visibility, engage our target demographics, and drive revenue across all service divisions. We do not rely on a single point of contact; instead, our channels work in synergy to create a robust ecosystem that attracts, nurtures, and retains high-value clients. These channels include our flagship physical location, a dynamic online presence, strategic B2B partnerships, and a targeted presence at key industry events.

Digital Content Marketing

The company and our founder command a significant following across platforms like YouTube, Instagram, and Facebook. We will leverage this established audience by producing high-quality, engaging content that showcases our expertise. This includes:

●	Video Demonstrations: Professional video reviews and playthroughs of our for-sale instruments.

●	Educational Content: Free tutorials, music theory snippets, and “quick tips” that establish thought leadership and provide value to the wider guitar community.

●	Behind-the-Scenes: Documenting the lutherie and repair process, offering a transparent look into the craftsmanship that defines our brand.

●	Founder-Led Content: The founder will continue to act as the primary voice of the brand, sharing personal insights, telling the stories behind our collectible instruments, and connecting with the audience on an authentic level. This personal branding is a powerful and difficult-to-replicate asset.

Public Relations and Media Exposure

We have successfully cultivated significant public media exposure, which serves as a cornerstone of our brand-building and market penetration strategy in Hong Kong. Our founder, Chief Executive officer and Director, Mr. Law, Cheung, have garnered favorable coverage and features on prominent local Hong Kong television shows and radio stations, as well as on major Chinese television networks. This media exposure provides a distinct competitive advantage by providing powerful third-party validation that enhances our brand’s authority, building significant consumer trust that is crucial for driving customer acquisition, and amplifying the reach of our other marketing efforts in a cost-efficient manner.

Musical Events and Student Achievements

We also utilize musical events, student performances, and competition participation as an indirect marketing channel. Through the competitions and our co-hosting of concerts, showcases, workshops, and public performances, our students gain opportunities to perform and, in certain cases, receive awards or public recognition. These activities enhance the learning experience for students while demonstrating the quality of our instruction, technical standards, and educational outcomes to audiences, industry participants, and prospective customers, thereby supporting brand visibility and reputation within the local music community.

Partnership Marketing

We will extend our market reach by forming strategic partnerships with other organizations. By collaborating with recording studios, music schools, and universities to offer specialized masterclasses or guest lectures, we will be able to showcase our expertise to highly relevant and targeted audiences. This expands our brand influence and serves as a valuable channel for generating potential customer leads.

Sales Channels

Our sales strategy is designed to convert the brand interest generated by our marketing activities into direct revenue. We provide clear and accessible pathways for customers to purchase our products and services through the following direct and indirect channels.

Direct-to-Consumer (D2C) Channels

This is our primary sales path directly serving end-consumers.

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Physical Location  : We operate our sole physical location at Unit 8-9 on the 19th Floor of the Westin Center at No. 26 Hung To Road, Kwun Tong, Kowloon, Hong Kong, which comprises approximately 1500 square feet. Our physical store acts as the core of our D2C sales, providing a premium venue for high-value instrument sales, repair and lutherie services, and course enrollments. It is the key touchpoint for building long-term client relationships and delivering a hands-on brand experience.

As a sales channel, the location provides strategic commercial benefits, including direct access to walk-in customers, enhanced brand visibility through physical storefront presence, and the ability to offer hands-on product demonstrations that support higher conversion rates and improved retail customer retention.

●	Online presence and direct inquiry: Our website and social media platforms serve as key channels for customer inquiries and for booking our services and educational courses, ensuring our reach extends beyond our physical footprint.

Business-to-Business (B2B) Sales Channels

We develop and monetize new revenue streams by serving other business clients.

●	Wholesale Accessory Distribution: We leverage our import capabilities to act as a wholesale supplier, selling premium, curated guitar accessories to a network of boutique music stores, other luthiers, and high-end repair shops that do not have the capacity for direct importing.

●	Corporate & Educational Sales: We develop and sell unique service packages directly to other organizations. This includes corporate team-building packages centered around our hands-on lutherie workshops and specialized programs sold to educational institutions, opening a new, high-margin revenue channel.

For the fiscal years ended October 31, 2025 and 2024, our marketing and selling expenses were US$242,629 and US$103,727, respectively.

OUR CUSTOMERS

Our diverse customer base consists of individual clients (B2C) and corporate/institutional clients (B2B).

Individual clients are a primary driver of our revenue. This segment is divided into three main categories:

●	Collectors and Connoisseurs: This group values rarity, craftsmanship, and the investment potential of instruments. They are key purchasers of our high-end and collectible items, attracted by our brand reputation and founder’s expertise.

●	Professional Musicians and Advanced Hobbyists: This segment requires high-performance, reliable instruments for professional use, including performance and recording. They are also significant users of our specialized repair, modification, and luthiery services.

●	Students and Beginners: This group forms the core of our music education services. We provide structured instruction and recommend appropriate instruments, which serves as a key channel for long-term customer acquisition and brand loyalty.

We also utilize a B2B model to diversify revenue streams. Our B2B clients include:

●	Retail Technical Service for Musical-instrument Retailers. We act as a technical independent contractor to major musical-instrument retailers, providing ongoing maintenance, professional setup, and quality control management for showroom instruments. We also deliver after-sales technical support for instruments sold by these retailers to their end customers. These services may include inspection, adjustment, repair, and performance optimization to ensure instruments meet required standards prior to and following sale.

For the years ended October 31, 2025 and 2024, no customers accounted for more than 10% of total revenue.

OUR SUPPLIER

For years ended October 31, 2025 and 2024, one supplier accounted for 100% of the Company’s total purchases. Supplier A is one of the latest musical retail instrument company in Hong Kong and it supplies guitars to the Company.

The Company does not currently enter into a long-term written agreement with its supplier. Instead, the Company typically procures guitars on a purchase order or invoice basis in the ordinary course of business. As a result, the Company does not have contractual commitments from its supplier with respect to continued supply, pricing or other material terms. The Company believes alternative suppliers are available in the market.

COMPETITIONS

The guitar and associated services market in Hong Kong is highly competitive and fragmented, with over 300 active players ranging from large-scale retailers to specialized boutiques and independent luthiers. The market is clearly polarized between two main groups: large comprehensive music retailers such as Tom Lee Music and Parsons Music, which dominate through extensive supply chains, exclusive brand distributorships, and one-stop shopping ecosystems; and boutique studios and specialized luthiers (including Guitar Sofa, Funguitar, and others), which compete successfully by offering curated experiences, technical expertise, personalized setups, custom modifications, and high-end repair services.

While entry-level guitar sales are becoming increasingly commoditized and price-sensitive due to online competition, demand for premium, custom, and vintage instruments remains strong among collectors and serious musicians. The market is shifting from a product-centric to an experience-centric model, with growing interest in guitar-making workshops, professional repairs, and personalized services. Boutique players are leveraging social media and specialized expertise to challenge the service dominance of larger chains.

Key entry barriers include the complexity of managing vast SKU ranges in accessories distribution, the difficulty in acquiring deep technical luthiery expertise and master-level teaching credentials, and the challenge of building established sales channels and after-sales service networks with existing retailers and workshops.

Overall, success in this market increasingly depends on technical proficiency, service quality, and the ability to deliver personalized, high-value experiences rather than pure product sales.

PROPERTIES

As of the date of this prospectus, we have entered into the following material lease agreements:

No.	Location	Approximate Gross Area	Usage	Term
1.	Unit 8 on the 19th Floor of the Westin Center at No. 26 Hung To Road, Kwun Tong, Kowloon, Hong Kong	850 square feet	Office	December 1, 2024 to November 30, 2026
2.	Unit 9 on the 19th Floor of the Westin Center at No. 26 Hung To Road, Kwun Tong, Kowloon, Hong Kong	650 square feet	Office	December 1, 2024 to November 30, 2026

We believe that our existing facilities are sufficient for our current needs and that we can obtain additional space on commercially reasonable terms if needed.

EMPLOYEES

As of October 31, 2025, 2024 and 2023, we had 8, 6 and 6 full-time employees, respectively. Our workforce is located in Hong Kong.

As of April 28, 2026, as a small business with a lean organizational structure, our eight personnel perform multiple roles across technical, instructional, sales and administrative functions. our employees were categorized by major functions as follows:

Function	Number of Employees
Lesson Instructor	6
Guitar Technicians	3
Sales and Customer Development	5
Research and Curriculum Development	2
Financial Management	1
IT Support	1
Total (Each with Muti-duties)	8

We have established procedures to provide our staff with a safe and healthy working environment by setting out a series of work safety rules in the staff manual in case of emergencies. We also provide our employees with occupational safety education and training to enhance their awareness of safety issues. In addition, we provide medical checks prior to enrollment to our employees. We are subject to the requirements under the local laws, national standards and industrial standards in Hong Kong to maintain safe working conditions and to protect the occupational health of employees.

We maintain a good working relationship with our management and employees and have not experienced any material labor disputes in the past. None of our employees are members of a labor union.

SEASONALITY

Our business is not subject to material seasonality. While certain segments experience predictable fluctuations, such as guitar education enrollment aligning with academic calendars, guitar and accessories retail services increasing during holiday periods, and wholesale volumes varying with partner production cycles, these factors do not result in material seasonal impacts on our overall financial results.

LEGAL PROCEEDINGS

To the best of our knowledge, we are not currently the subject of any material governmental investigation, private lawsuit or other legal proceeding.

From time to time, we may be involved in legal and regulatory proceedings or investigations concerning matters that arise in the ordinary course of our business and that could result in significant fines or penalties, have an adverse impact on our reputation, business and financial condition or results of operations and divert the attention of our management from the operation of our business. The outcome of any future litigation, regulatory or other proceedings cannot be predicted with certainty, and some lawsuits, claims, actions or proceedings may be disposed of unfavorably to us.

REGULATION

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in Hong Kong or our shareholders’ right to receive dividends and other distributions from us.

GENERAL

Business Registration Ordinance

The Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) requires every person carrying on any business in Hong Kong to apply for and obtain a business registration certificate from the Commissioner of Inland Revenue, unless it is exempt under the Business Registration Ordinance. Any person who fails to apply for business registration shall be guilty of an offence and shall be liable to a fine of HK$5,000 and to imprisonment for one year.

Employment Ordinance

The Employment Ordinance (Chapter 57 of the Laws of Hong Kong) is the main piece of legislation enacted for, among other things, governing the general conditions of employment in Hong Kong. It provides for various employment-related benefits and protections, including but not limited to notice of termination of his or her employment contract, payment in lieu of notice, statutory holidays or alternative holidays, rest days, paid annual leave, sickness allowance, maternity protection, severance payments, and long service payments.

Under section 25 of the Employment Ordinance, where a contract of employment is terminated, any sum due to the employee shall be paid to him/her as soon as it is practicable and in any case not later than seven days after the day of termination. Any employer who willfully and without reasonable excuse contravenes section 25 of the Employment Ordinance commits an offence and is liable to a maximum fine of HK$350,000 and imprisonment for three years.

Further, under section 25A of the Employment Ordinance, if any wages or any sum referred to in section 25(2)(a) of the Employment Ordinance are not paid within seven days from the day on which they become due, the employer shall pay interest at a specified rate on the outstanding amount of wages or sum from the date on which such wages or sum become due up to the date of actual payment. Under section 63CA of the Employment Ordinance, any employer who willfully and without reasonable excuse contravenes section 25A of the Employment Ordinance commits an offence and is liable on conviction to a maximum fine of HK$10,000. This Ordinance applies to the Company’s employment relationships with its staff engaged in Hong Kong operations, and the Company has fully complied with all statutory requirements hereof in respect of employment benefits, wage payments and contract termination.

Occupational Safety and Health Ordinance

The Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong) provides for the safety and health of employees. Employers shall as far as reasonably practicable ensure the safety and health of their employees in their workplaces by:

●	providing and maintaining plant and work systems that are , so far as reasonable practicable, safe and without risks to health;

●	making arrangement for ensuring, so far as reasonably practicable, safety and absence of risks to health in connection with the use, handling, storage or transport of plants or substances;

●	providing all necessary information, instruction, training and supervision to employees as may be necessary to ensure, so far as reasonably practicable, safety and health;

●	providing and maintaining the workplace, and safe access to and egress from the workplace that are, so far as reasonably practicable, safe and without risks to health; and

●	providing and maintaining work environment that is, so far as reasonably practicable, safe and without risks to health.

Under section 6 of the Occupational Safety and Health Ordinance, failure to comply with any of the above provisions constitutes an offence and the employer is liable on conviction on indictment to a fine of HK$10,000,000. An employer who fails to do so intentionally, knowingly or recklessly commits an offence and is liable on conviction on indictment to a maximum fine of HK$10,000,000 and to imprisonment for two years. This Ordinance applies to the Company’s Hong Kong workplace and its occupational safety and health management for on-site personnel.

Employees’ Compensation Ordinance

The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) establishes a no-fault and non-contributory employee compensation system for work injuries. Pursuant to this ordinance, all employers are obliged to take out insurance policies for an amount not less than the applicable amount specified in the Fourth Schedule of the Employees’ Compensation Ordinance to cover their liabilities for injuries sustained by their employees in the course of their employments. According to the Fourth Schedule of the Employees’ Compensation Ordinance, the insured amount shall be not less than HK$100,000,000 (approximately US$12,900,000) per event if a company has no more than 200 employees. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine of HK$100,000 (approximately US$12,900) and imprisonment for two years. An employer who has taken out an insurance policy under the Employees’ Compensation Ordinance is required to display a prescribed notice of insurance in a conspicuous place on each of its premises where any employee is employed. Any employer who, without reasonable cause, contravenes this requirement commits a criminal offence and is liable on conviction to a fine of HK$10,000 (approximately US$1,290). We believe that we have taken sufficient employee compensation insurance for our employees required under the Employees’ Compensation Ordinance.

Minimum Wage Ordinance

The Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) provides for a statutory minimum hourly wage rate, which is currently set at HK$42.1 per hour, during the wage period for every employee engaged under a contract of employment under the Employment Ordinance, save for stipulated exceptions. Any provision of an employment contract which purports to extinguish or reduce the right, benefit or protection conferred on the employee by the Minimum Wage Ordinance is void. This Ordinance applies to the Company’s wage setting for its Hong Kong-based employees under formal employment contracts.

Mandatory Provident Fund Schemes Ordinance

The Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) provides that an employer shall participate in a Mandatory Provident Fund (“MPF”) scheme and make contributions for its employees (generally those aged between 18 and 65 and employed for 60 days or more). Under the MPF scheme, an employer and its employee are both required to contribute 5% of the employee’s monthly relevant income as mandatory contribution, subject to the minimum and maximum relevant income levels. For an employee, mandatory contributions are calculated at 5% of the relevant income, subject to a minimum income level of HK$7,100 per month and a maximum income level of HK$30,000 per month. The maximum mandatory contribution for both employer and employee is capped at HK$1,500 per month. This Ordinance applies to the Company’s MPF contribution obligations in respect of its eligible Hong Kong-based employees.

Supply of Services (Implied Terms) Ordinance

The Supply of Services (Implied Terms) Ordinance (Chapter 457 of the Laws of Hong Kong) implies certain terms into contracts for the supply of services, including: (a) that the supplier will carry out the service with reasonable care and skill; (b) that the supplier will carry out the service within a reasonable time (if the time of service is not fixed or fixed in a manner agreed); (c) that the party contracting with the supplier will pay a reasonable charge (if the consideration is not determined by the contract or left to be determined in a manner agreed or by course of dealing between the parties). This Ordinance applies to the Company’s service supply contracts in connection with its Hong Kong operations, and the Company seeks to align the performance of its service obligations with the implied statutory terms set forth herein.

Inland Revenue Ordinance

Pursuant to the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong), profits tax is charged on every person carrying on a trade, profession or business in Hong Kong in respect of their assessable profits arising in or derived from Hong Kong. Under the two-tiered profits tax rates regime, the first HK$2 million of profits of a qualifying entity are taxed at 8.25%, and profits above HK$2 million are taxed at 16.5%. The profits of entities not qualifying for the two-tiered regime are taxed at a flat rate of 16.5%. This Ordinance applies to the Company’s business operation in Hong Kong.

Regulation Related to Consumer Goods Safety Ordinance

The Consumer Goods Safety Ordinance (Chapter 456 of the Laws of Hong Kong) imposes a duty on manufacturers, importers and suppliers of certain consumer goods to ensure that the consumer goods they supply are safe and for incidental purposes. Our Group’s skincare products and cosmetic products are regulated by the Consumer Goods Safety Ordinance and the Consumer Goods Safety Regulation (Chapter 456A of the Laws of Hong Kong) (the “Consumer Goods Safety Regulation”). Section 4(1) of the Consumer Goods Safety Ordinance requires consumer goods to be reasonably safe having regard to all of the circumstances including the manner in which, and the purpose for which the products are presented, promoted or marketed, the use of any mark in relation to the products, instructions and warnings given for the keeping or use of the products, reasonable safety standards published by a standards institute or other similar bodies and the existence of any reasonable means to make the products safer. According to section 2(1) of the Consumer Goods Safety Regulation, where consumer goods on their packages are marked with, or where any labels affixed to or any documents enclosed in their packages contain, any warning or caution regarding the safe keeping, use, consumption or disposal, such warning or caution shall be in both the English and the Chinese languages. Such warnings and cautions, as required by section 2(2) of the Consumer Goods Safety Regulation, shall be legible and be placed in a conspicuous position on (a) the consumer goods; (b) any package of the consumer goods; (c) a label securely affixed to the package; or (d) a document enclosed in the package. This Ordinance applies to the Company’s sales and supply of consumer goods in Hong Kong

Regulation Related to Supply of Goods

The Sales of Goods Ordinance (Chapter 26 of the Laws of Hong Kong) which aims to codify the law relating to the sale of goods provides that:(a) under Section 15, where there is a contract for the sale of goods by description, there is an implied condition that the goods shall correspond with the description;(b) under Section 16, where a seller sells goods in the course of a business, there is an implied condition that the goods supplied under the contract are of merchantable quality, except that there is no such condition (i) as regards defects specifically drawn to the buyer’s attention before the contract is made; or (ii) if the buyer examines the goods before the contract is made, as regards defects which examination ought to reveal; or (iii) if the contract is a contract for sale by sample, as regards defects which would have been apparent on a reasonable examination of the sample; (c) under Section 17, where there is a contract for sale by sample, there are implied conditions that (i) the bulk shall correspond with the sample in quality, (ii) the buyer shall have a reasonable opportunity of comparing the bulk with the sample, and (iii) the goods shall be free from any defects, rendering them unmerchantable, which would not be apparent on reasonable examination of the sample.

Where any right, duty or liability arises under a contract of sale of goods by implication of law, it may (subject to the Control of Exemption Clauses Ordinance (Chapter 71 of the Laws of Hong Kong)) be negatived or varied by express agreement, or by course of dealings between the parties, or by usage if the usage is such as to bind both parties to the contract. This Ordinance applies to the Company’s goods sale activities and relevant contractual arrangements conducted in Hong Kong.

Personal Data (Privacy) Ordinance

The Personal Data (Privacy) Ordinance(Chapter 486 of the laws of Hong Kong) protects the privacy interests of living individuals in relation to personal data. It covers any automated and non-automated data relating directly or indirectly to a living individual and applies to both public and private bodies as data users that control the collection, holding, processing or use of personal data.

There are six principles in respect of the purpose and manner of collection of data, the accuracy and duration of retention of data, the use of personal data, the security of personal data, the information to be generally available and the access to personal data. In general, the personal data shall be lawfully and fairly collected and steps should be taken to ensure that the data subject is explicitly or implicitly informed on or before collecting the data. Personal data should also be accurate, up-to-date and kept no longer than necessary while unless with the consent from the data subjects, personal data should be used for the purposes for which they were collected or a directly related purpose.

The Office of the Privacy Commissioner for Personal Data is the governing body to promote, administer and oversee the enforcement of the Personal Data (Privacy) Ordinance. It has the power to carry out inspections of any personal data systems, to receive complaints from individuals and to investigate data users in respect of the complaints filed. This Ordinance applies to the Company’s handling of personal data in connection with its Hong Kong operations, and the Company complies with its provisions.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Name	Age	Position
LAW, Cheung	35	Chief Executive Officer and Director
WONG, Ho Sing	41	Chief Financial Officer and Director
HO, Kam Chung Wade *	41	Independent Director Nominee
LO, Wai Tung John *	58	Independent Director Nominee
HO, Wai Leuk *	40	Independent Director Nominee

*	Each of Ho Kam Chung Wade, Lo Wai Tung John and Ho Wai Leuk has accepted our appointment to be our independent director nominee, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

Below is a summary of the business experiences of each our executive officers and directors:

Mr. Law, Cheung has served as our Director since November 25, 2025 and Chief Executive Officer since April 1, 2026. Mr. Law has also served as the Chief Executive Officer and Director of Guitar HK since February 2017. Mr. Law obtained his Licentiateship from the Trinity College London. He is a Global Ambassador for Lakewood Guitar, Hughes & Kettner Amplifiers, and KamiNari Cable, and a Trinity Music Examinations London Hong Kong Ambassador. We believe Mr. Law, Cheung is well qualified to serve as our Director based on his extensive work experience in the music industry and his ambassadorial roles.

Mr. Wong, Ho Sing has served as our Chief Financial Officer and Director since April 1, 2026. Mr. Wong served as a CFO at J&R Capital Limited, a corporate advisory firm, from January 2023 to March 2026. Prior to that, from February 2019 to December 2022, Mr. Wong served as a Business & Marketing Manager at Hologram Capital Limited, a corporate finance and capital advisory firm in Hong Kong. He was educated at Monash University, Melbourne, Australia at Accounting Major. We believe Mr. Wong, Ho Sing is well qualified to serve on our board of directors as a Chief Financial Officer and as an executive director based on his extensive work experience in various fields.

Mr. Ho, Kam Chung Wade is an independent director nominee who will be appointed as one of our independent directors upon the effectiveness of the registration statement of which this prospectus forms a part. Mr. Ho has served as the Principal Lawyer at Trio Partners Pty Ltd, Australia, since June 2025. Prior to this role, he served as an Associate at VStar Lawyers and Consultants, a law firm in Australia, from January 2024 to May 2025 and as a Solicitor Lawyer at FCG Legal Pty. Ltd., a law firm in Australia, from June 2022 to October 2023. Prior to that, from October 2014 to July 2021, Mr. Ho worked at Anglo Chinese Corporate Finance, Limited, a company specialized in corporate finance in Hong Kong, where he began as an Executive and progressed to the position of Director. Mr. Ho is also a CFA Charterholder and a Certified Financial Risk Manager (FRM), reflecting his strong expertise in finance and risk management. He obtained his Bachelor of Laws and Graduate Diploma in English and Hong Kong Law from the Manchester Metropolitan University. He also holds a Master of Science in Finance and a Bachelor of Science in Economics from the University of Bristol, as well as a Master of Arts in Philosophy from Lingnan University. We believe Mr. Ho, Kam Chung Wade is well qualified to serve on our board of directors as an independent director based on his extensive work experience, professional certifications, and educational background in various fields.

Mr. Lo, Wai Tung John is an independent director nominee who will be appointed as one of our independent directors upon the effectiveness of the registration statement of which this prospectus forms a part. Mr. Lo has served as a wealth management manager at Manulife Insurance Hong Kong, an insurance company in Hong Kong, since May 2025. Prior to that, from September 2021 to February 2025, he served as Head of Business Development at Sunwah Kingsway, an investment bank in Hong Kong. Mr. Lo received his Bachelor of Science degree in Computer Science from The Chinese University of Hong Kong. We believe that Mr. Lo, Wai Tung John is well qualified to serve on board of directors as an independent director based on his extensive work experience in various fields.

Mr. Ho, Wai Leuk is an independent director nominee who will be appointed as one of our independent directors upon the effectiveness of the registration statement of which this prospectus forms a part. Mr. Ho also serves as a Director at Power Sky Hoi Chor International Trading Limited, an alcoholic beverage and liquor trade company in Hong Kong since November 2017. Mr. Ho received his Bachelor of Arts in Art and Design in Education from the Hong Kong Polytechnic University. We believe Mr. Ho, Wai Leuk is well qualified to serve on board of directors as an independent director based on his extensive work experience in management.

Arrangements and Understandings

To our knowledge, there are no arrangements or understandings with our major shareholders, customers, suppliers, or others, pursuant to which any of our directors or executive officers was selected to serve as a director or member of senior management.

Family Relationships

None of the directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K. Our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Employment Agreements and Director Agreements

We will enter into employment agreements with each of our executive officers.

Our employment agreement with Mr. Law, Cheung, our chairman of the Board and Chief Executive Officer, will have a term of [●], and provides for an annual salary of US$[●]. We may terminate Mr. Law, Cheung’s employment for cause at any time, or without cause upon one month’ advance written notice. Mr. Law, Cheung may resign at any time upon three months’ advance written notice. He is subject to customary confidentiality and intellectual property assignment provisions.

Our employment  agreement with Mr. Wong Ho Sing, our Chief Financial Officer, has a term of [●]. It provides for an annual salary of [●]. The Company and Mr. Wong may terminate the employment relationship at any time, with or without cause, upon prior notice or payment in lieu of notice. The agreement contains termination, confidentiality, and intellectual property provisions substantially similar to those in Mr. Law, Cheung’s agreement.

We will also enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.

We intend to enter into director agreements with each of our independent directors upon their appointment. These agreements will set forth the terms and conditions of their service, including compensation, and provide for standard indemnification and directors’ and officers’ liability insurance.

Controlled Company Exemption

Upon the completion of this offering, we will be a “controlled company” as defined under corporate governance rules of Nasdaq , because Law Cheung, our founder, chairman of the board of directors, and chief executive officer, will beneficially own 60% of our total issued and outstanding Class B Ordinary shares (each with 20 votes), representing [●]% of our total voting power, assuming that the underwriters do not exercise their option to purchase additional Shares, or [●]% of our total issued and outstanding Class A Ordinary Shares (each with one vote), and [●]% of our total issued and outstanding Class B Ordinary Shares (each with [●] votes), representing [●]% of our total voting power, assuming that the option to purchase additional Shares is exercised by the underwriters in full. As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements, including:

●	the requirement that a majority of the board of directors consist of independent directors;

●	the requirement that we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees;

●	the requirement that a listed company have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

●	the requirement for an annual performance evaluation of the nominating and governance committee and compensation committee.

At this time, we do not intend to rely on these exemptions to corporate governance requirements as a controlled company. However, we may elect to do so in the future. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. See “Principal Shareholders” and “Management — Controlled Company Exemption.”

Composition of our Board of Directors

Our board of directors currently consists of 2 directors and will consist of 5 directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part. A director is not required to hold any shares in our Company to qualify to serve as a director. The corporate governance rules of the [Nasdaq / NYSE American] generally require that a majority of an issuer’s board of directors must consist of independent directors. Our board of directors has determined that each of Mr. Ho Kam Chung Wade, Mr. Lo Wai Tung John and Mr. Ho Wai Leuk is an “independent director” as defined in the [Nasdaq / NYSE American] Listing Rules. Our board of directors is composed of a majority of independent directors.

Committees of the Board of Directors

Upon the effectiveness of the registration statement of which this prospectus forms a part, we intend to establish an audit committee, a compensation committee and a nominating and corporate governance committee under our Board of Directors. We intend to adopt a charter for each of the three committees upon the effectiveness of the registration statement of which this prospectus forms a part. Each committee’s members and functions are described below.

Audit Committee.

Our audit committee will consist of [●], [●] and [●], and will be chaired by [●]. We have determined that [●], [●] and [●] satisfy the requirements of [Rule 5605(c)(2) of the Listing Rules of Nasdaq / Section 805 of the NYSE American Company Guide ]and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that [●] qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee is responsible for, among other things:

●	reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

●	approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors at least annually;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

●	discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

●	approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

●	establishing and overseeing procedures for the handling of complaints and whistleblowing; and

●	meeting separately and periodically with management and the independent registered public accounting firm.

Compensation Committee.

Our compensation committee will consist of [●], [●] and [●] and will be chaired by [●]. We have determined that [●], [●] and [●] satisfy the “independence” requirements of [Rule5605(c)(2) of the Listing Rules of Nasdaq / Section 805 of the NYSE American Company Guide ]. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	overseeing the development and implementation of compensation programs in consultation with our management;

●	at least annually, reviewing and approving, or recommending to the board for its approval, the compensation for our executive officers;

●	at least annually, reviewing and recommending to the board for determination with respect to the compensation of our non-executive directors;

●	at least annually, reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements;

●	reviewing executive officer and director indemnification and insurance matters; and

●	overseeing our regulatory compliance with respect to compensation matters, including our policies on restrictions on compensation plans and loans to directors and executive officers.

Nominating and Corporate Governance Committee.

Our nominating and corporate governance committee will consist of [●], [●] and [●] and will be chaired by [●]. We have determined that [●], [●] and [●] satisfy the “independence” requirements of [Rule 5605(c)(2) of the Listing Rules of Nasdaq / Section 805 of the NYSE American Company Guide]. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experiences, expertise, diversity and availability of service to us;

●	developing and recommending to our board such policies and procedures with respect to nomination or appointment of members of our board and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or [Nasdaq / NYSE American] rules, or otherwise considered desirable and appropriate;

●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself; and

●	evaluating the performance and effectiveness of the board as a whole.

Code of Business Conduct and Ethics

Upon or prior to the effectiveness of the registration statement of which this prospectus forms a part, we will adopt a written code of business conduct and ethics that applies to our employees, officers and directors. A copy of the code will be posted on the Corporate Governance section of our website, which will be located at [●]. We intend to disclose future amendments to certain provisions of our code of business conduct and ethics, or waivers of such provisions applicable to any principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and our directors, on our website identified above or in filings with the SEC.

Duties of Directors

As a matter of Cayman Islands law, our directors owe fiduciary duties to our Company. These include, among others (i) duty to act in good faith in what the director believes to be in the best interests of the company as a whole; (ii) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not improperly fetter the exercise of future discretion; (iv) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and (v) duty to exercise independent judgment. In addition to the above, our directors also owe a duty to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company. However, English and Commonwealth courts have moved towards an objective standard which require the directors to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended from time to time. Our Company has the right to seek damages if a duty owed by any of our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Interested Transactions

A director may, subject to any separate requirement for audit and risk committee approval under applicable law, the memorandum and articles of association or applicable [Nasdaq / NYSE American] rules, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of [Nasdaq / NYSE American], we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with [Nasdaq / NYSE American] corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

●	Exemption from the requirement that we disclose within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers.

●	Exemption from the requirement that our board of directors be composed of independent directors.

●	Exemption from the requirement that our audit committee have a minimum of three members.

●	Exemption from the requirement that we hold annual shareholders’ meetings.

●	Exemption from the requirement that our board of directors have a remuneration committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

●	Exemption from the requirement that director nominees are selected, or recommended for selection by our board of directors, either by (i) independent directors constituting a majority of our board of directors’ independent directors in a vote in which only independent directors participate, or (ii) a committee comprised solely of independent directors and governed by a formal written charter or board resolution, as applicable, addressing the nomination process as adopted.

Furthermore, listing rules of [Nasdaq / NYSE American] provide that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of their respective rules and listing standards, subject to conditions thereof. If we rely on our home country corporate governance practices in lieu of certain of the rules of [Nasdaq / NYSE American], our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of [Nasdaq / NYSE American]. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Although we are permitted to follow certain corporate governance rules that conform to Cayman Islands requirements in lieu of many of the [Nasdaq / NYSE American] corporate governance rules, we intend to comply with the [Nasdaq / NYSE American] corporate governance rules applicable to foreign private issuers, including the requirement to hold annual meetings of shareholders.

Other Corporate Governance Matters and Foreign Private Issuer Status

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including us, to comply with various corporate governance practices. In addition, [Nasdaq / NYSE American] rules provide that foreign private issuers may follow home country practices in lieu of the [Nasdaq / NYSE American] corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws.

Because we are a foreign private issuer, our members of our board of directors, executive board members and senior management are not subject to short-swing profit disclosure and recovery provisions under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 16 of the Exchange Act and related SEC rules. Additionally, our principal shareholders will also be exempt from the reporting provisions of Section 16 of the Exchange Act.

Compensation of Directors and Executive Officers

For the fiscal years ended on October 31, 2025, we paid an aggregate of US$228,119 in cash granted to or accrued on behalf of all of our members of senior management for their services, in all capacities, and we did not pay any additional compensation to our directors and members of senior management. We have not set aside or accrued any amount to provide for pension, retirement or other similar benefits to our directors and executive officers.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our Class A Ordinary Shares as of the date of this prospectus by our officers, directors, and 5% or greater beneficial owners of Ordinary Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Ordinary Shares. The following table assumes that none of our officers, directors or 5% or greater beneficial owners of our Ordinary Shares will purchase Shares in this offering. In addition, the following table assumes that the over-allotment option has not been exercised.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares issuable upon the exercise of option, warrant, or other right or the conversion of any other security that are immediately exercisable or exercisable within 60 days of the date of this prospectus. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by him, subject to applicable community property laws.

Percentage of beneficial ownership is based on 50,000 Class B Ordinary Shares issued and outstanding on an as-converted basis, in each case as of the date of this prospectus, and [●] Class A Ordinary Shares and 50,000 Class B Ordinary Shares issued and outstanding immediately after completion of this offering, assuming no exercise of the underwriters’ option to purchase additional Class A Ordinary Shares.

Name of Beneficial Owners	Class A Ordinary Shares Beneficially Owned Before This Offering(1)		Class B Ordinary Shares Beneficially Owned Before This Offering(1)		% of Aggregate Voting Power Before This Offering(1)	Class A Ordinary Shares Beneficially Owned After This Offering(2)		Class B Ordinary Shares Beneficially Owned After This Offering(2)		% of Aggregate Voting Power After This Offering(2)
	Number	%	Number	%		Number	%	Number	%
Directors and Executive Officers†:
LAW Cheung (3)
WONG Ho Sing *
HO Kam Chung Wade *
LO Wai Tung John *
HO Wai Leuk *
All directors and executive officers as a group
5% shareholders:
LAW Cheung (3)			30,000	60
Guitar Holdings Limited (3)			30,000	60
CHENG Tsan Seng (4)			10,000	20
Mighty Stage Limited (4)			10,000	20
LAU Siu Ping (5)			5,000	10
Apex Prime Advisory Limited (5)			5,000	10
LAW Tak Chi (6)			5,000	10
Four Dimensional Limited (6)			5,000	10

*	Less than 1%.
†	Unless otherwise indicated, the business address of each of our directors and executive officers is Unit 8-9, 19th Floor of Westin Centre, No. 26 Hung To Road, Kwun Tong, Kowloon, Hong Kong.
(1)	The percentages are calculated based on 50,000 Class B Ordinary Shares outstanding as of the date of this prospectus.
(2)	Assumes no exercise of the underwriters’ over-allotment option and the issuance of [●] Class A Ordinary Shares in this offering. The percentages are calculated based on [●] Class A Ordinary Shares and 50,000 Class B Ordinary Shares outstanding immediately after the completion of this offering.
(3)	Represents the aggregate of 30,000 Class B Ordinary Shares beneficially owned by Mr. Law, Cheung through Guitar Holdings Limited, a British Virgin Islands business company, which is wholly-owned by Mr. Law, Cheung. Therefore, Mr. Law, Cheung has the voting and dispositive control over the shares held by Guitar Holdings Limited. The business address of Guitar Holdings Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands .
(4)	Represents the aggregate of 10,000 Class B Ordinary Shares beneficially owned by Mr. Cheng, Tsan Seng through Mighty Stage Limited, a British Virgin Islands business company, which is wholly-owned by Mr. Cheng, Tsan Seng. Therefore, Mr. Cheng, Tsan Seng has the voting and dispositive control over the shares held by Mighty Stage Limited. The business address of Mighty Stage Limited is Vistra (BVI) Limited Vistra Corporate Services Centre Wickhams Cay II Road Town Tortola VG1110 British Virgin Islands
(5)	Represents the aggregate of 5,000 Class B Ordinary Shares beneficially owned by Ms. Lau, Siu Ping through Apex Prime Advisory Limited, a British Virgin Islands business company, which is wholly-owned by Ms. Lau, Siu Ping. Therefore, Ms. Lau, Siu Ping has the voting and dispositive control over the shares held by Apex Prime Advisory Limited. The business address of Apex Prime Advisory Limited is Aegis Chambers, 1st Floor, Ellen Skelton Building, 3076 Sir Francis Drake’s Highway, Road Town, Tortola, VG1110, British Virgin Islands.
(6)	Represents the aggregate of 5,000 Class B Ordinary Shares beneficially owned by Mr. Law, Tak Chi through Four Dimensional Limited, a British Virgin Islands business company, which is wholly-owned by Mr. Law, Tak Chi. Therefore, Mr. Law, Tak Chi has the voting and dispositive control over the shares held by Four Dimensional Limited. The business address of Four Dimensional Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

Record Holders in the United States

As of the date of this prospectus, to our knowledge, none of our outstanding Ordinary Shares are held by record holders in the United States.

Control of the Company

As of the date of this prospectus, we are not directly or indirectly owned or controlled by any foreign government. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company. None of our shareholders has informed us that it is affiliated with a member of Financial Industry Regulatory Authority, or FINRA.

RELATED PARTY TRANSACTIONS

Upon the effectiveness of the registration statement of which this prospectus forms a part, we intend to adopt an audit committee charter, which will require the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the audit committee.

Nature of relationships with related party

Name	Relationship with the Group
Mr. Law, Cheung	Shareholder and director of the Group

Set forth below are the related party transactions of our Company that occurred during the past three fiscal years and up to the latest practicable date, March 31, 2026 (the “Relevant Period”).

Related party transactions

	For the period up to the latest practicable	For the years ended October 31
	date	2025	2024	2023
	(Unaudited)	(Audited)	(Audited)	(Unaudited)
	US$	US$	US$	US$
Director’s remuneration
Mr. Law	19,231	228,119	46,154	39,744

Payment to Mandatory Provident Fund Schemes* to a director
Mr. Law	962	1,269	2,308	769

*	The Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) provides that an employer shall participate in a Mandatory Provident Fund (“MPF”) scheme and make contributions for its employees (generally those aged between 18 and 65 and employed for 60 days or more).

Related Party Balance – Amount due from /(to) a related party:

	As of the latest practicable	As of October 31
	date	2025	2024	2023
	(Unaudited)	(Audited)	(Audited)	(Unaudited)
	US$	US$	US$	US$
Amount due from/(to) a director
Mr. Law	338,521	(100,173)	(642,556)	(666,428)

The amount due to a director represented payments made by the director on behalf of the Group. The balance was unsecured, non-interest bearing and repayable on demand.

Bank borrowings (Guarantees)

The related parties made the following guarantees to the Company in relation to the bank borrowing of the Group as of October 31, 2025 and 2024:

Lender	Drawdown Date	Due Date	Interest rate	Guarantee	October 31, 2025 (Audited) US$	October 31, 2024 (Audited) US$

Bank of China (Hong Kong) Limited	January 10, 2025	January 9, 2035 (2024: N/A)	2.5%p.a. below the Hong Kong Dollar Prime Rate quoted by The Hong Kong Mortgage Corporation Limited from time to time	The loan under SME Scheme was issued by the HKMC Insurance Limited under the SME Scheme and secured by HKSAR government and personal guaranteed by Mr. Law, the director of the Group.	86,158	-

DESCRIPTION OF SHARE CAPITAL

Guitar Cayman is an exempted company with limited liability incorporated under the laws of the Cayman Islands and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Act and the common law of the Cayman Islands.

The share capital of our Company consists of Ordinary Shares. As of the date hereof, our authorized share capital is US$50,000 divided into 500,000,000 Ordinary Shares of par value US$0.0001 each, comprising of (i) 450,000,000 Class A Ordinary Shares of par value of US$0.0001 each, and (ii) 50,000,000 Class B Ordinary Shares of par value US$0.0001 each. As of the date of this prospectus, 50,000 Class B Ordinary Shares were issued and outstanding. We will issue [●] Class A Ordinary Shares in this Offering (or [●] Class A Ordinary Shares if the underwriter exercises its option to purchase additional Class A Ordinary Shares in full), assuming an initial offering price of US$[●].

The following are summaries of material provisions of our memorandum and articles of association (each the “Memorandum” and the “Articles”, collectively, the “Memorandum and Articles”) and the Companies Act insofar as they relate to the material terms of our Ordinary Shares.

Ordinary Shares

General

All of our issued and outstanding Ordinary Shares are fully paid and non-assessable. The Ordinary Shares are issued in registered form, and are issued when registered in our register of members. Unless the board of directors determine otherwise, each holder of our Ordinary Shares will not receive a certificate in respect of such Ordinary Shares. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Shares. We may not issue shares to bearer.

Conversion

In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares. Each Class B Ordinary Share is convertible into one fully paid Class A Ordinary Share at the option of the holder, at any time after issue and without the payment of any additional sum.

Dividends

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors out of our funds which are lawfully available for that purpose. In addition, our Shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. Under the laws of the Cayman Islands, our Company may pay a dividend out of either profit or the credit standing in our Company’s share premium account, provided that in no circumstances may a dividend be paid out of the share premium account if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid.

Voting Rights

In respect of all matters subject to a shareholders’ vote, holders of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting. Each Class A Ordinary Share shall be entitled to one vote on all matters subject to the vote at general meetings of our Company, and each Class B Ordinary Share shall be entitled to twenty (20) votes on all matters subject to the vote at general meetings (including extraordinary general meetings) of our Company. Voting at any meeting of shareholders shall be determined by poll and not on a show of hands.

Voting at any meeting of shareholders is by a poll. A poll shall be taken in such manner as the chairman of the meeting directs. He may appoint scrutineers (who need not be shareholders) and fix a place and time for declaring the result of the poll. If, through the aid of technology, the meeting is held as a virtual meeting or in more than one place, the chairman may appoint scrutineers virtually and in more than one place; but if he considers that the poll cannot be effectively monitored at that meeting, the chairman shall adjourn the holding of the poll to a date, place and time when that can occur. Any ordinary resolution is a resolution passed by a simple majority of the votes by the shareholders as, being entitled to do so, vote in person or by proxy at a general meeting of our Company and includes a written resolution signed by the required majority of shareholders according to the Memorandum and Articles. Any special resolution is a resolution of a general meeting or a resolution of a meeting of the holders of any class of Ordinary Shares in a class meeting duly constituted in accordance with the Memorandum and Articles in each case passed by a majority of not less than two-thirds of the votes by the shareholders as being entitled to do so vote in person or by proxy at that meeting. The expression includes a unanimous written resolution signed by all of the shareholders entitled to vote at such meeting.

A special resolution will be required for important matters such as amending our memorandum and articles of association or changing the name of our Company.

There are no limitations on non-residents or foreign shareholders to hold or exercise voting rights on the Ordinary Shares imposed by Cayman Islands law or by the Memorandum and Articles or other constituent document of our Company. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the Ordinary Shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of Ordinary Shares in our Company have been paid.

Transfer of Shares

Subject to the articles in the Articles about the transfer of shares, and provided that such transfer complies with applicable [Nasdaq / NYSE American] Listing Rules, our shareholders may freely transfer shares to another person by completing an instrument of transfer in a common form or in a form prescribed by the [Nasdaq / NYSE American] Listing Rules (if shares of any class are so listed) or in any other form approved by our directors, executed where the shares are fully paid, by or on behalf of that shareholder; and where the shares are partly paid, by or on behalf of that shareholder and the transferee.

Where the shares of any class in question are not listed on any stock exchange or subject to the rules of any stock exchange, our board of directors may, in our absolute discretion, decline to register a transfer of any share (not being a fully paid up share) or on which our Company has a lien. Our board of directors may also, but are not required to, decline to register any transfer of any share issued unless:

(a)	the instrument of transfer is lodged with the Company, accompanied by the certificate (if any) for the shares to which it relates and such other evidence as the board of directors of the Company may reasonably require to show the right of the transferor to make the transfer;

(b)	the instrument of transfer is in respect of only one class of shares;

(c)	the instrument of transfer is properly stamped, if required;

(d)	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four;

(e)	the shares transferred are fully paid up and free of any lien in favor of the Company; and

(f)	a fee of such maximum sum as the [Nasdaq Capital Market/NYSE American] may determine to be payable, or such lesser sum as the board of the directors of the Company may from time to time require, related to the transfer is paid to the Company.

The registration of transfers of shares or of any class of shares may, after compliance with any notice requirement of [Nasdaq / NYSE American], be suspended at such times and for such periods (not exceeding in the whole thirty clear days in any year) as our board of directors may determine.

Calls on Shares and Forfeiture of Shares

Subject to our Articles and to the terms of allotment, our board of directors may, from time to time, make such calls as it thinks fit upon the members in respect of any monies unpaid on the shares held by them respectively (subject to receiving at least 14 clear days’ notice specifying when and where payment is to be made) and such member shall pay to us the amount called on his shares. A call may provide for payment to be by instalments. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid: (a) at the rate fixed by the terms of allotment of the share or in the notice of the call; or (b) if no rate is fixed, at ten per cent per annum. The Directors may waive payment of the interest wholly or in part.

If a call remains unpaid after it has become due and payable, our board of directors may, give to the person from whom it is due not less than 14 clear days’ notice requiring payment of: (a) the amount unpaid, (b) any interest which may have accrued and (c) any expenses which have been incurred by the Company due to that person’s default. The notice shall state the following: (a) the place where payment is to be made; and (b) a warning that if the notice is not complied with the shares in respect of which the call is made will be liable to be forfeited.

If the requirements of any such notice are not complied with, the directors may, before the payment required by the notice has been made, resolve that any share being the subject of that notice be forfeited. Such forfeiture will include all dividends or other monies payable in respect of the forfeited share and not paid before the forfeiture.

A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares but shall, nevertheless, remain liable to pay to our Company all monies which, at the date of forfeiture, were payable by him to our Company in respect of the shares together with all expenses and interest from the date of forfeiture or surrender until payment, but his liability shall cease if and when we receive payment in full of the unpaid amount.

Redemption of Shares

Subject to the Companies Act, our Articles, and, where applicable, the [Nasdaq / NYSE American] listing rules or any other law or so far as not prohibited by any law and subject to any rights conferred on the holders of any class of shares, we may by action of our directors:

●	issue shares that are to be redeemed or liable to be redeemed, at the option of our Company or the shareholder holding those redeemable shares, on the terms and in the manner our directors determine before the issue of those shares;

●	with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and

●	purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

Variations of Rights of Shares

Subject to the Companies Act and without prejudice to our Articles, if at any time the share capital of our Company is divided into different classes of shares, all or any of the special rights attached to any class of shares may (unless otherwise provided for by the terms of issue of the shares of that class) be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the votes by the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Any special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

General Meetings of Shareholders

Our Company is not obligated by the Companies Act to call shareholders’ annual general meetings; accordingly, we may, but shall not be obliged to, in each year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our board of directors. All general meetings other than annual general meetings shall be called extraordinary general meetings.

The directors may convene general meetings whenever they think fit. General meetings may be convened on the written requisition of one or more members entitled to attend and vote at our general meetings who (together) hold at least one tenth of the rights to vote at such general meeting in accordance with the notice provisions in the Articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting within 21 clear days’ from the date of receipt of the written requisition, those shareholders who requested the meeting or any of them may convene the general meeting themselves within three months after the end of such period of 21 clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us.

Every general meeting of our Company shall be called by at least 5 clear days’ notice in writing. The notice must specify the day and the hour, place of the meeting, whether the meeting will be held virtually, at a physical place or both, if the meeting is to be held in any part at a physical place, the address of such place, if the meeting is to be held in two or more places or in any part virtually, the Electronic Communication Facilities (as defined in our Articles) that will be used to facilitate the meeting, including the procedures to be followed by any shareholder or other participant of the meeting who wishes to utilize such Electronic Communication Facilities for the purposes of attending and participating in such meeting, the general nature of that business to be transacted and if a resolution is proposed as a special resolution, the text of that resolution.

Subject to the Companies Act, a meeting may be convened on shorter notice with the consent of the member or members who, individually or collectively, hold at least ninety per cent of the voting rights of all those who have a right to vote at that meeting:

Save as provided in the relevant Article of our Articles, no business shall be transacted at any general meeting unless a quorum is present in person or by proxy.

The quorum for a general meeting shall be: (a) if the Company has only one member: that member; (b) if the Company has more than one member: one or more members holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such general meeting.

Inspection of Books and Records

Our shareholders have no general right to inspect or obtain copies of the register of members or corporate records of our Company (except for the memorandum and articles of association of our Company, any special resolutions passed by our Company and the register of mortgages and charges of our Company).

Changes in Capital

Subject to the Companies Act, our shareholders may, by ordinary resolution:

(a)	increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

(b)	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

(c)	sub-divide our shares or any of them into our shares of smaller amount than is fixed by our Memorandum, so, however, that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced our shares shall be the same as it was in case of the share from which the reduced our shares is derived;

(d)	cancel any shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled or, in the case of shares without nominal par value, diminish the number of shares into which its capital is divided; and

(e)	convert all or any of our paid-up shares into stock, and reconvert that stock into paid up shares of any denomination.

Subject to the Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, reduce our share capital in any way.

Certain Cayman Islands Company Considerations

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company’s register of members is not open to inspection;

●	file an annual return of its shareholders with the Registrar of Companies;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company may obtain an undertaking against the imposition of any future taxation;

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as a limited duration company; and

●	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Differences in Corporate Law

The Companies Act is modeled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

This discussion does not purport to be a complete statement of the rights of holders of our Shares under applicable law in the Cayman Islands or the rights of holders of the common stock of a typical corporation under applicable Delaware law.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies provided that the laws of the foreign jurisdiction permit such merger or consolidation. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a combined company and the vesting of the undertaking, property and liabilities of such companies to the combined company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the combined or surviving company, a statement setting out the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman Islands parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (i) seventy-five per cent. (75%) in value of shareholders or class of shareholders or (ii) a majority in number representing seventy-five per cent. (75%) in value of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a takeover offer. When a takeover offer is made and accepted by holders of at least ninety percent (90%) in value of the shares for which the offer has been made, the offeror may, at any time within a two-month period after approval by the said holders , require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority”.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the indemnified person’s own fraud or dishonesty or willful default or willful neglect or against the consequences of committing a crime. Our Articles provide that we shall indemnify each existing or former director (including alternate director), secretary and other officer of our Company (including an investment adviser or an administrator or liquidator) and their personal representatives against: (a) all actions, proceedings, costs, charges, expenses, losses, damages, or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our Company’s business or affairs or in the execution or discharge of the existing or former director’s (including alternate director’s), secretary’s or officer’s duties, powers, authorities or discretions; and (b) without limitation to paragraph (a) above, all costs, expenses, losses, or liabilities incurred by such person in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere. No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty. To the extent permitted by Cayman Islands law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or any of our officers in respect of any matter identified above on condition that the existing director or former director (including alternate director), secretary or officer must repay the amount paid by us to the extent that we are ultimately found not liable to indemnify the director or former director (including alternate director), the secretary or the officer for those legal costs.

Under Delaware corporate law, a corporation has the power to indemnify any director, officer, employee, or agent of corporation who was, is, or is threatened to be made a party to a proceeding (other than a derivative proceeding), by reason of the fact that such person is or was a director, officer, employee or agent of the corporation against all reasonably incurred expenses, judgments and amounts paid in settlement so long as the person acted in good faith and in a manner the person believed to be in, or not opposed to, the best interests of the corporation, and if with respect to a criminal proceeding, the person had no reasonable cause to believe that his or her conduct would be unlawful. A corporation has the power to indemnify a director, officer, employee or agent in connection with the defense or settlement of a derivative action against expenses reasonable and actually incurred provided such person acted in good faith and in a manner he or she reasonably believe to be in, or not opposed to, the corporation’s best interest and if such person has been adjudged liable only if a court determines that the person is fairly and reasonably entitled to indemnification. To the extent a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any proceeding, such person shall be indemnified against expenses actually and reasonably incurred.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard which requires the directors to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills.

Shareholder Action by Written Consent

Under the Delaware General Corporation Act, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Cayman Companies Act allows a special resolution to be passed in writing if signed by all the voting shareholders (if authorized by the memorandum and articles of association).

Shareholder Proposals

Under the Delaware General Corporation Act, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not have provisions governing the proceedings of shareholders meetings which are usually provided in the memorandum and articles of association. Our Memorandum and Articles allow our shareholders holding in aggregate not less than 10% of the rights to vote at such general meeting to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our Memorandum and Articles do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we may but are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Act, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the Companies Act, but our Articles do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Removal of directors are governed by the terms of the articles of association. Under our Articles , directors may be removed by an ordinary resolution of our shareholders. In addition, a director’s office shall be vacated if the director (i) is made bankrupt or makes an arrangement or composition with his creditors generally; or (ii) is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or (iii) resigns his or her office by notice in writing to the company; or (iv) without the consent of other directors, is absent from meetings of our board for a continuous period of six months; or (v) is removed from office pursuant to any other provisions of our Articles.

Transactions with Interested Shareholders

The Delaware General Corporation Act contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Act, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our Articles, our Company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Act, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our Articles, whenever our capital is divided into different classes of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the votes by the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Act, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our Memorandum and Articles may only be amended by a special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our Memorandum and Articles on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in the Memorandum and Articles governing the ownership threshold above which shareholder ownership must be disclosed.

Anti-money Laundering — Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, we are required to adopt and maintain anti-money laundering procedures and may require subscribers to provide evidence to verify their identity and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In some cases the directors may be satisfied that no further information is required since an exemption applies under the Anti-Money Laundering Regulations (Revised) of the Cayman Islands, as amended and revised from time to time (the “Regulations”). Depending on the circumstances of each application, a detailed verification of identity might not be required where:

(a)	the subscriber makes the payment for their investment from an account held in the subscriber’s name at a recognized financial institution; or

(b)	the subscriber is regulated by a recognized regulatory authority and is based or incorporated in, or formed under the law of, a recognized jurisdiction; or

(c)	the application is made through an intermediary which is regulated by a recognized regulatory authority and is based in or incorporated in, or formed under the law of a recognized jurisdiction and an assurance is provided in relation to the procedures undertaken on the underlying investors.

For the purposes of these exceptions, recognition of a financial institution, regulatory authority, or jurisdiction will be determined in accordance with the Regulations by reference to those jurisdictions recognized by the Cayman Islands Monetary Authority as having equivalent anti-money laundering regulations.

In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any redemption payment to a shareholder if our directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects or has reason for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised), if the disclosure relates to criminal conduct or money laundering or (ii) to a police constable or a nominated officer (pursuant to the Terrorism Act (Revised) of the Cayman Islands) or the Financial Reporting Authority, pursuant to the Terrorism Act (Revised), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data Protection in the Cayman Islands — Privacy Notice

This privacy notice explains the manner in which we collect, process, and maintain personal data about our investors pursuant to the Data Protection Act (Revised) of the Cayman Islands, as amended from time to time and any regulations, codes of practice, or orders promulgated pursuant thereto (the “DPA”).

We are committed to processing personal data in accordance with the DPA. In our use of personal data, we will be characterized under the DPA as a “data controller,” whilst certain of our service providers, affiliates, and delegates may act as “data processors” under the DPA. These service providers may process personal information for their own lawful purposes in connection with services provided to us.

For the purpose of this privacy notice, “you” or “your” shall mean the subscriber and shall also include any individual connected to the subscriber.

By virtue of your investment in our Company, we and certain of our service providers may collect, record, store, transfer, and otherwise process personal data by which individuals may be directly or indirectly identified. We may combine personal data that you provide to us with personal data that we collect from, or about you. This may include personal data collected in an online or offline context including from credit reference agencies and other available public databases or data sources, such as news outlines, websites and other media sources and international sanctions lists.

Your personal data will be processed fairly and for lawful purposes, including (a) where the processing is necessary for us to perform a contract to which you are a party or for taking pre-contractual steps at your request, (b) where the processing is necessary for compliance with any legal, tax, or regulatory obligation to which we are subject, or (c) where the processing is for the purposes of legitimate interests pursued by us or by a service provider to whom the data are disclosed, or (d) where you otherwise consent to the processing of personal data for any other specific purpose. As a data controller, we will only use your personal data for the purposes for which we collected it. If we need to use your personal data for an unrelated purpose, we will contact you.

We anticipate that we will share your personal data with our service providers for the purposes set out in this privacy notice. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting, and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where we have a public or legal duty to do so (e.g. to assist with detecting and preventing fraud, tax evasion, and financial crime or compliance with a court order).

Your personal data shall not be held by our Company for longer than necessary with regard to the purposes of the data processing.

We will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPA. Where necessary, we will ensure that separate and appropriate legal agreements are put in place with the recipient of that data.

We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction, or damage to the personal data.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment into our Company, this will be relevant for those individuals and you should transmit this document to those individuals for their awareness and consideration.

You have certain rights under the DPA, including (a) the right to be informed as to how we collect and use your personal data (and this privacy notice fulfils our obligation in this respect), (b) the right to obtain a copy of your personal data, (c) the right to require us to stop direct marketing, (d) the right to have inaccurate or incomplete personal data corrected, (e) the right to withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data, (f) the right to be notified of a data breach (unless the breach is unlikely to be prejudicial), (g) the right to obtain information as to any countries or territories outside the Cayman Islands to which we, whether directly or indirectly, transfer, intend to transfer, or wish to transfer your personal data, general measures we take to ensure the security of personal data, and any information available to us as to the source of your personal data, (h) the right to complain to the Office of the Ombudsman of the Cayman Islands, and (i) the right to require us to delete your personal data in some limited circumstances.

If you do not wish to provide us with requested personal data or subsequently withdraw your consent, you may not be able to invest in our Company or remain invested in our Company as it will affect our ability to manage your investment.

If you consider that your personal data has not been handled correctly, or you are not satisfied with our responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by calling +1 (345) 946-6283 or by email at info@ombudsman.ky.

Economic Substance Legislation of the Cayman Islands

The Cayman Islands, together with several other non-European Union jurisdictions, have introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. The International Tax Co-operation (Economic Substance) Act (Revised) (the “Substance Act”) came into force in the Cayman Islands in January 2019 introducing certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain “relevant activities.” An exempted company incorporated in the Cayman Islands as is our Company is an in-scope Cayman Islands entity; however, it does not include an entity that is tax resident outside the Cayman Islands. Our Company being a holding company with no material operations will likely be subject to more limited substance requirements. However, as it is a new regime, it is anticipated that the Substance Act will evolve and be subject to further clarification and amendments. Failure to satisfy applicable requirements may subject us to penalties under the Substance Act.

Listing

We plan to apply to list our Class A Ordinary Shares approved for listing on [Nasdaq / NYSE American] under the symbol “[●].”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no established public trading market for our Shares. We cannot assure you that a liquid trading market for our Shares will develop on [Nasdaq / NYSE American] or be sustained after this offering. Future sales of substantial amounts of Shares in the public market, or the perception that such sales may occur, could adversely affect the market price of our Shares. Further, since a large number of our Shares will not be available for sale shortly after this offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of our Shares in the public market after these restrictions lapse, or the perception that such sales may occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have [●] Class A Ordinary Shares (or [●] Class A Ordinary Shares if the underwriter exercises its over-allotment option in full) outstanding. All of the Class A Ordinary Shares sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our Class A Ordinary Shares in the public market could adversely affect prevailing market prices of our Class A Ordinary Shares. Prior to this offering, there has been no public market for our Class A Ordinary Shares, and while we intend to submit application for the Shares to be listed on [Nasdaq / NYSE American], we cannot assure you that a regular trading market will develop in the Shares.

Lock-Up Agreements

We, our directors and executive officers, and our 5% or more shareholders have agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our Class A Ordinary Shares, or any securities convertible into or exchangeable or exercisable for our Class A Ordinary Shares, for [a period of [●] days after the closing date of this offering]. After the expiration of the [●]-day period, the Shares held by our directors, executive officers and our 5% shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Rule 144

All of our Shares outstanding prior to this offering are “restricted shares” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. Under Rule 144 as currently in effect, a person who has beneficially owned our restricted shares for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act beginning 90 days after the date of this prospectus, subject to certain additional restrictions.

Our affiliates may sell within any three-month period a number of restricted shares that does not exceed the greater of the following:

●	1% of the then outstanding Ordinary Shares of the same class; or

●	the average weekly trading volume of our Class A Ordinary Shares on [Nasdaq / NYSE American] during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.

Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our Shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such Shares 90 days after we became a reporting Company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Regulation S

Regulation S under the Securities Act provides an exemption from registration requirements in the United States for offers and sales of securities that occur outside the United States. Rule 903 of Regulation S provides the conditions to the exemption for a sale by an issuer, a distributor, their respective affiliates, or anyone acting on their behalf. Rule 904 of Regulation S provides the conditions to the exemption for a resale by persons other than those covered by Rule 903. In each case, any sale must be completed in an offshore transaction, as that term is defined in Regulation S, and no directed selling efforts, as that term is defined in Regulation S, may be made in the United States.

We are a foreign issuer as defined in Regulation S. As a foreign issuer, securities that we sell outside the United States pursuant to Regulation S are not considered to be restricted securities under the Securities Act, and, subject to the offering restrictions imposed by Rule 903, are freely tradable without registration or restrictions under the Securities Act, unless the securities are held by our affiliates. We are not claiming the potential exemption offered by Regulation S in connection with the offering of newly issued shares outside the United States and will register all of the newly issued shares under the Securities Act.

Subject to certain limitations, holders of our restricted shares who are not our affiliates or who are our affiliates by virtue of their status as our officer or director may resell their restricted shares in an “offshore transaction” under Regulation S if:

●	none of the shareholder, its affiliate, nor any person acting on their behalf engages in directed selling efforts in the United States, and

●	in the case of a sale of our restricted shares by an officer or director who is our affiliate solely by virtue of holding such position, no selling commission, fee, or other remuneration is paid in connection with the offer or sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent.

Additional restrictions are applicable to a holder of our restricted shares who will be our affiliate other than by virtue of his or her status as our officer or director.

MATERIAL INCOME TAX CONSIDERATIONS

The following are material Cayman Islands tax, Hong Kong tax and U.S. federal income tax considerations relevant to an investment in our Shares. This discussion does not address all of the tax consequences that may be relevant in light of the investor’s particular circumstances. Potential investors should consult their tax advisers regarding the Cayman Islands the PRC, U.S. federal, state and local, and non-U.S. tax consequences of owning and disposing of our Shares in their particular circumstances.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties that are applicable to any payments made to or by our Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, as the case may be, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in the Cayman Islands in respect of the issue of our Class A Ordinary Shares or on an instrument of transfer in respect of our Class A Ordinary Shares so long as the instrument of transfer is not executed in, brought to, or produced before a court of the Cayman Islands.

Hong Kong Taxation

The following is a discussion on Hong Kong taxation, which is a general summary of present law and is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Hong Kong law.

Profits Tax on our Company

Our Company will be subject to Hong Kong profits tax in respect of profits arising in or derived from Hong Kong at the current rate of 16.5%, unless such profits are chargeable under the half-rate of 8.25% that may apply for the first HK$2 million of assessable profits for years of assessment beginning on or after 1 April 2018.

Tax on Dividends received by Shareholders

No tax is payable in Hong Kong in respect of dividends paid by our Company.

Profits Tax on Shareholders

Hong Kong profits tax will not be payable by any shareholders (other than Shareholders carrying on a trade, profession or business in Hong Kong and holding the shares for trading purposes where such gains are derived from or arise in Hong Kong) on any capital gains made on the sale or other disposal of the shares. Shareholders should take advice from their own professional advisers as to their particular tax position.

Stamp duty

Hong Kong stamp duty will be charged on the sale and purchase of shares at the current rate of 0.2% of the consideration for, or (if greater) the value of, the shares being sold or purchased, whether or not the sale or purchase is on or off the Stock Exchange. The shareholder selling the shares and the purchaser will each be liable for one-half of the amount of Hong Kong stamp duty payable upon such transfer. In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of shares.

Material United States Federal Income Tax Considerations

The following discussion is a summary of certain material U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our Class A Ordinary Shares. This summary applies only to U.S. Holders that hold our Class A Ordinary Shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. federal tax laws in effect as of the date of this prospectus, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this prospectus, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the Internal Revenue Service (“IRS”) with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. Moreover, this summary does not address the U.S. federal estate, gift, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our Class A Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	financial institutions or financial services entities;

●	underwriters;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	grantor trusts;

●	subchapter S corporations;

●	broker-dealers;

●	taxpayers that elect to use a mark-to-market method of accounting;

●	governments or agencies or instrumentalities thereof;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;

●	persons whose functional currency is not the U.S. dollar;

●	passive foreign investment companies;

●	controlled foreign corporations;

●	the Company’s officers or directors;

●	holders who are not U.S. Holders;

●	persons that directly, indirectly, or constructively own 5% or more of the total combined voting power or total value of all classes of our stock; or

●	partnerships (including entities and arrangements classified as partnerships) for U.S. federal income tax purposes and any beneficial owners of such partnerships.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (including any entity or arrangement classified as a partnership) for U.S. federal income tax purposes is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Class A Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.

PERSONS CONSIDERING AN INVESTMENT IN OUR CLASS A ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO THEM RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A ORDINARY SHARES INCLUDING THE APPLICABILITY OF U.S. FEDERAL, STATE AND LOCAL TAX LAWS AND NON-U.S. TAX LAWS.

Taxation of Dividends and Other Distributions on Our Class A Ordinary Shares

As discussed under “Dividend Policy” above, we do not anticipate that any dividends will be paid in the foreseeable future. Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any Hong Kong tax withheld) paid on our Class A Ordinary Shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its Class A Ordinary Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Class A Ordinary Shares. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Such dividends paid by us will be taxable to a corporate U.S. Holder as dividend income and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-U.S. corporation (other than a corporation that is classified as a passive foreign investment company (“PFIC”) for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Secretary of Treasury determines is satisfactory for purposes of this provision and includes an exchange of information program, or (ii) with respect to any dividend it pays on stock that is readily tradable on an established securities market in the United States, including [Nasdaq / NYSE American]. . The United States has not entered into a comprehensive tax treaty with either Hong Kong or the Cayman Islands. However, it is our intention that our Class A Ordinary Shares be approved for listing on a national securities exchange in the United States (such as Nasdaq). If we are listed on a national securities exchange in the United States and otherwise meet the above requirements, dividends we pay on our Class A Ordinary Shares would be eligible for the reduced rates of taxation described in this paragraph unless we were a PFIC. You are urged to consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Shares. It is unclear whether dividends that we pay on our Class A Ordinary Shares will meet the conditions required for the reduced tax rate, and there can be no assurances as to whether Class A Ordinary Shares will be readily tradable on an established securities market in the United States for our current taxable year or any subsequent taxable year.

Dividends paid with respect to our Class A Ordinary Shares will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our Class A Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sale or Other Disposition of Class A Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of Class A Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such Class A Ordinary Shares. Any capital gain or loss will be long term if the Class A Ordinary Shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A Ordinary Shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our Company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, generally, cash and cash equivalents may be categorized as passive assets and the company’s goodwill and other unbooked intangibles may be categorized as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

No assurance can be given as to whether we may be or may become a PFIC, as this is a factual determination made annually that will depend, in part, upon the composition of our income and assets, and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A Ordinary Shares, which could be volatile). Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this Offering. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our Class A Ordinary Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Class A Ordinary Shares even if we cease to be a PFIC in subsequent years, unless certain elections are made. Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Class A Ordinary Shares), and (ii) any gain realized on the sale or other disposition of Class A Ordinary Shares. Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Class A Ordinary Shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our Class A Ordinary Shares qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Class A Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Class A Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Class A Ordinary Shares over the fair market value of such Class A Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Class A Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Class A Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our Class A Ordinary Shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual IRS Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our Class A Ordinary Shares.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the IRS relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the IRS and fails to do so.

In addition, dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, if any, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual Shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR CLASS A ORDINARY SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

We expect to enter into an underwriting agreement with [●], as representative of the several underwriters named therein (the “Representative”), with respect to the Class A Ordinary Shares in this offering. The Representative may retain other brokers or dealers to act as sub-agents on its behalf in connection with this offering. Under the terms and subject to the conditions contained in the underwriting agreement, we have agreed to issue and sell to the underwriters the number of Ordinary Shares as indicated below.

Underwriters	Number of Ordinary Shares
	[●	]
Total	[●	]

The underwriters are offering the Class A Ordinary Shares subject to their acceptance of the Class A Ordinary Shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the Class A Ordinary Shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the Class A Ordinary Shares offered by this prospectus if any such Ordinary Shares are taken. However, the underwriters are not required to take or pay for the Class A Ordinary Shares covered by the underwriters’ over-allotment option to purchase additional Class A Ordinary Shares described below.

Over-Allotment Option

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to [●] days after the date of this prospectus, permits the underwriters to purchase a maximum of [●] additional Class A Ordinary Shares at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional Class A Ordinary Shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of Class A Ordinary Shares listed next to the names of all underwriters in the preceding table.

Underwriting Discounts and Expenses

The underwriters have advised us that they propose to offer the Class A Ordinary Shares to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession. The underwriters may allow, and certain dealers may reallow, a discount from the concession to certain brokers and dealers. After this offering, the public offering price, concession, and reallowance to dealers may be changed by the Representative. No such change shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The Class A Ordinary Shares are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

The following table shows the public offering price, underwriting discount, and proceeds, before expenses, to us.

	Per Share			Total Without Over-Allotment Option			Total With Full Over-Allotment Option
Initial public offering price	$	[●	]	$	[●	]	$	[●	]
Underwriters’ discounts(1)	$	[●	]	$	[●	]	$	[●	]
Proceeds to our Company before expenses	$	[●	]	$	[●	]	$	[●	]

(1)	Represents an underwriting discount equal to [ ]% per Ordinary Share.

We have agreed to reimburse all reasonable, out-of-pocket expenses of the Representative relating to this offering, including, without limitation, travel, due diligence expenses, reasonable fees and expenses of the Representative’s legal counsel, roadshow and background check on our principals, up to $[●], regardless of whether this offering occurs.

Listing

We plan to apply to list our Class A Ordinary Shares on [Nasdaq / NYSE American] under the symbol “[●].” At this time, [Nasdaq / NYSE American] has not yet approved our application to list our Class A Ordinary Shares. The closing of this offering is conditioned upon [Nasdaq / NYSE American]’s final approval of our listing application, and there is no guarantee or assurance that our Class A Ordinary Shares will be approved for listing on [Nasdaq / NYSE American].

Indemnification; Indemnification Escrow

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

Each of our directors, officers, and shareholders owning [●]% or more of our Class A Ordinary Shares as of the date of the prospectus has agreed, for a period of [●] months from the date of this prospectus, subject to certain exceptions described below, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer, or dispose of, directly or indirectly, any of our Class A Ordinary Shares and securities convertible into or exercisable or exchangeable for our Class A Ordinary Shares, without the prior written consent of the Representative. Such persons may transfer our Class A Ordinary Shares only (x) in a transaction described below not involving a disposition for value, (y) if the transferee agrees in writing with the underwriters and us to be bound by the terms of the lock-up agreement, and (z) if the transfer would not require any filing under Section 16(a) of the Exchange Act and no such filing is voluntarily made, including a transfer:

(i)	as a bona fide gift or gifts;

(ii)	to any immediate family member of such person, or to any trust, partnership, limited liability company, or other legal entity commonly used for estate planning purposes which are established for the direct or indirect benefit of such person or a member or members of the immediate family of such person;

(iii)	if such person is a corporation, partnership, limited liability company, trust or other business entity, (1) to another corporation, partnership, limited liability company, trust, or other business entity that is its direct or indirect affiliate, (2) to partners, limited liability company members, shareholders or stockholders of such person or holders of similar equity interests in such person, or (3) in connection with a sale, merger or transfer of all or substantially all of the assets of such person or any other change of control of such person, not undertaken for the purpose of avoiding the restrictions imposed by the lock-up agreement;

(iv)	if such person is a trust, to the trustee or beneficiary of such trust or to the estate of a beneficiary of such trust;

(v)	by testate or intestate succession;

(vi)	by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement;

(vii)	as permitted under the underwriting agreement; or

(viii)	to the withholder of the Class A Ordinary Shares by, or surrender of the Class A Ordinary Shares to, the Company pursuant to a “net” or “cashless” exercise or settlement feature to cover taxes due upon or the consideration required in connection with the exercise of securities issued under an equity incentive plan or share purchase plan of the Company.

Pricing of the Offering

Prior to this offering, there was no public market for our Class A Ordinary Shares. The initial public offering price for the Class A Ordinary Shares will be determined through negotiations between us and the representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the Representative believe to be comparable to us, estimate of our business potential and earning prospects, the present state of our development, and other factors deemed relevant. The offering price stated on the cover page of this prospectus should not be considered an indication of the actual value of the Class A Ordinary Shares sold in the offering. The values of such Class A Ordinary Shares are subject to change as a result of market conditions and other factors. We offer no assurances that the offering price will correspond to the price at which our Class A Ordinary Shares will trade in the public market subsequent to this offering or that an active trading market for our Class A Ordinary Shares will develop and continue after this offering.

Electronic Offer, Sale, and Distribution of Class A Ordinary Shares

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more underwriters participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of Class A Ordinary Shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on, or that can be accessed through, any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of, and is not incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters, and it should not be relied upon by investors.

Price Stabilization, Short Positions, and Penalty Bids

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of our Class A Ordinary Shares. Specifically, the underwriters may sell more Class A Ordinary Shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of Class A Ordinary Shares available for purchase by the underwriters under the option to purchase additional Class A Ordinary Shares. The underwriters can close out a covered short sale by exercising the option to purchase additional Class A Ordinary Shares or purchasing Class A Ordinary Shares in the open market. In determining the source of Class A Ordinary Shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of Class A Ordinary Shares compared to the price available under the option to purchase additional Class A Ordinary Shares. The underwriters may also sell Class A Ordinary Shares in excess of the option to purchase additional Class A Ordinary Shares, creating a naked short position. The underwriters must close out any naked short position by purchasing Class A Ordinary Shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A Ordinary Shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our Class A Ordinary Shares in this offering because such underwriter repurchases those Class A Ordinary Shares in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, our Class A Ordinary Shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our Class A Ordinary Shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on [Nasdaq / NYSE American], in the over-the-counter market, or otherwise.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in our Class A Ordinary Shares on [Nasdaq / NYSE American] in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the Class A Ordinary Shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Some of the underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions, and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long, and/or short positions in such securities and instruments.

Stamp Taxes

If you purchase Class A Ordinary Shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the Class A Ordinary Shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or the Class A Ordinary Shares, where action for that purpose is required. Accordingly, the Class A Ordinary Shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the Class A Ordinary Shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the [Nasdaq / NYSE American] listing fee, and the FINRA filing fee, all amounts are estimates.

SEC Registration Fee	$	*
[Nasdaq / NYSE American] Listing Fee	$	*
FINRA Filing Fee	$	*
Legal Fees and Expenses	$	*
Accounting Fees and Expenses	$	*
Printing and Engraving Expenses	$	*
Transfer Agent Expenses	$	*
Miscellaneous Expenses	$	*
Total	$	*

*	To be filed by amendment.

LEGAL MATTERS

Loeb & Loeb LLP is acting as counsel to our Company regarding U.S. securities law matters. The validity of the Shares offered hereby will be passed upon for us by Ogier. Certain legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for the underwriters by [●]. Legal matters as to Hong Kong law will be passed upon for us by P.Y. Cheung & Co.. Legal matters as to PRC law will be passed upon for us by China Commercial Law Firm. Loeb & Loeb LLP may rely upon Ogier with respect to matters governed by Cayman Islands law, P.Y. Cheung & Co. with respect to matters governed by Hong Kong law and China Commercial Law Firm with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements as of and for the fiscal year ended October 31, 2025 and 2024 included in this prospectus have been so included in reliance on the report of AOGB CPA Limited, an independent registered public accounting firm, given on the authority of such firm as experts in accounting and auditing. The business address of AOGB CPA Limited is Sute 2501-03, Tesbury Centre, 28 Queen’s Road East, Admiralty, Hong Kong.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the Shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our Shares.

Immediately upon the effectiveness of the registration statement on Form F-1 to which this prospectus is a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act, and our principal shareholders will also be exempt from the reporting provisions of Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

GUITAR GROUP LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Guitar Group Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Guitar Group Limited (the “Company”) and its subsidiary (together the “Group”) as of October 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows for each of the years in the two-year period ended October 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of October 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended October 31, 2025, in conformity with the accounting principles generally accepted in the United States of America.

Basis for Opinion

The consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ AOGB CPA Limited

Hong Kong, Hong Kong
April 28, 2026

We have served as the Group’s auditor since 2025.

AOGB CPA Limited, Suite 2501-03, Tesbury Centre, 28 Queen’s Road East, Admiralty, Hong Kong

Tel: 2152-2238, Website: www.aogb.com

GUITAR GROUP LIMITED
CONSOLIDATED BALANCE SHEETS
(Amount in U.S. dollars, except for number of shares, or otherwise noted)

	As of
	October 31, 2025	October 31, 2024
	US$	US$
ASSETS
Current assets
Inventories, net	-	24,259
Deposits - current	1,462	13,418
Cash and cash equivalents	622,823	60,100
Total current assets	624,285	97,777

Non-current assets
Property, plant and equipment, net	9,758	14,761
Operating lease right-of-use assets, net	32,419	2,878
Deposits – non-current	11,040	-
Deferred tax assets	311	60,816
Total non-current assets	53,528	78,455
TOTAL ASSETS	677,813	176,232

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accrued expenses	18,705	19,109
Amount due to a director	100,173	642,556
Tax payable	86,948	-
Asset retirement obligations - current	-	6,125
Operating lease liabilities - current	29,850	3,119
Bank borrowings - current	86,158	-
Total current liabilities	321,834	670,909

Non-current liabilities
Asset retirement obligations - non-current	5,818	-
Operating lease liabilities - non-current	2,804	-
Total non-current liabilities	8,622	-
TOTAL LIABILITIES	330,456	670,909

SHAREHOLDERS’ EQUITY (DEFICIT)
Class B Ordinary Shares
(US$0.0001 par value per share, 50,000,000 ordinary shares authorized, 50,000 and 50,000 shares issued and outstanding as of October 31, 2025 and 2024)*	5	5
Subscription receivables	(5)	(5)
Retained earnings (accumulated deficit)	347,357	(494,677)
TOTAL SHAREHOLDERS’ EQUITY (DEFICIT)	347,357	(494,677)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	677,813	176,232

*	Retroactively restated for effect of share reorganization and allotment of shares (see Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

GUITAR GROUP LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Amount in U.S. dollars, except for number of shares, or otherwise noted)

	For the years ended October 31,
	2025	2024
	US$	US$
Revenues	1,704,138	429,399
Cost of revenues	(393,059)	(161,128)
GROSS PROFIT	1,311,079	268,271

OPERATING EXPENSES
Selling and marketing expenses	(242,629)	(103,727)
General and administrative expenses	(83,453)	(92,885)
TOTAL OPERATING EXPENSES	(326,082)	(196,612)

OTHER INCOME (EXPENSE)
Finance costs	(2,003)	-
Other income and gain	6,493	206
TOTAL OTHER INCOME, NET	4,490	206

INCOME BEFORE INCOME TAX	989,487	71,865
Income tax (expense) credit	(147,453)	62,378
NET INCOME AND COMPREHENSIVE INCOME	842,034	134,243

Earnings per ordinary share
Class B Ordinary Shares – Basic and diluted*	16.84	2.68

Weighted average number of ordinary shares outstanding
Class B Ordinary Shares – Basic and diluted*	50,000	50,000

*	Retroactively restated for effect of share reorganization and allotment of shares (see Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

GUITAR GROUP LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Amounts in U.S. dollars, except for number of shares, or otherwise noted)

	Class B Ordinary Shares			(Accumulated deficit) /	Total
	Number of shares*	Amount	Subscription receivables	Retained earnings	shareholder’s equity
		US$	US$	US$	US$
Balance, November 1, 2023	50,000	5	(5)	(628,920)	(628,920)
Net income	-	-	-	134,243	134,243
Balance, October 31, 2024	50,000	5	(5)	(494,677)	(494,677)
Net income	-	-	-	842,034	842,034
Balance, October 31, 2025	50,000	5	(5)	347,357	347,357

*	Retroactively restated for effect of share reorganization and allotment of shares (see Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

GUITAR GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in U.S. dollars)

	For the years ended October 31,
	2025	2024
	US$	US$
Cash flows from operating activities
Net income	842,034	134,243
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	11,121	10,386
Accretion expense of asset retirement obligations	321	334
Impairment loss on inventory	-	4,293
Gain on extinguishment of asset retirement obligations	(6,154)	-
Deferred income taxes	60,505	(62,378)
Changes in operating assets and liabilities:
Deposits and other receivables	916	-
Accrued expenses	(404)	5,566
Tax payable	86,948	-
Inventories, net	24,259	(24,259)
Operating lease liabilities	(6)	(2,783)
Net cash provided by operating activities	1,019,540	65,402

Cash flows from investing activities
Addition of property, plant and equipment	(592)	(8,267)
Net cash used in investing activities	(592)	(8,267)

Cash flows from financing activities
Proceeds from bank borrowings	92,165	-
Principal repayments of bank borrowings	(6,007)	-
Amount due to a director	(542,383)	(23,872)
Net cash used in financing activities	(456,225)	(23,872)

Net change in cash and cash equivalents	562,723	33,263
Cash and cash equivalents at the beginning of the year	60,100	26,837
Cash and cash equivalents at the end of the year	622,823	60,100

Supplemental cash flow information:
Cash paid for income taxes	-	-
Cash received for bank interest income	295	206
Cash paid for interest expense	2,003	-

Supplemental schedule of non-cash operating and financing activities:
Operating lease right-of-use assets obtained in exchange for operating lease obligations	58,342	-
Leasehold improvement obtained in exchange for asset retirement obligations	5,526	-

The accompanying notes are an integral part of these consolidated financial statements.

GUITAR GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Organization

Guitar Group Limited (the “Company”) is a limited liability company established under the laws of the Cayman Islands on November 25, 2025. It is a holding company with no business operation.

The Company owns 100% equity interest of Guitar Holdings Limited, a limited liability company established in Hong Kong on February 21, 2017.

The Company and its subsidiary (collectively, the “Group”) engaged in the trading of guitars and provision of guitar-related courses and maintenance services.

Reorganization

Prior to the Reorganization, Guitar Holdings Limited, the operating subsidiary of the Company, were 100% controlled by Mr. Law, Cheung (“Mr. Law”).

On November 20, 2025, Guitar Holdings Limited (“Guitar BVI”) was incorporated under the laws of the British Virgin Islands that was a major shareholder and controlled by Mr. Law.

On November 25, 2025, Guitar Group Limited was incorporated in the Cayman Islands, as a limited liability company. The authorized share capital of the Company was US$45,000 Class A Ordinary Shares (“Class A Ordinary Shares”) divided into 450,000,000 shares each with a par value of US$0.0001, and US$5,000 Class B Ordinary Shares (“Class B Ordinary Shares”) divided into 50,000,000 shares each with a par value of US$0.0001. Upon incorporation, Harneys Fiduciary (Cayman) Limited, being the initial subscriber of Guitar Group Limited, held 1 Class B ordinary share in issue and outstanding. On the same date, Harneys Fiduciary (Cayman) Limited transferred its 1 Class B ordinary share of Guitar Group Limited to Guitar BVI at a consideration of US$0.0001 and Guitar Group Limited become the wholly owned subsidiary of Guitar BVI. Accordingly, Guitar BVI owned 1 Class B ordinary shares, representing 100% shareholding of Guitar Group Limited.

On January 16, 2026, the sole director of the Company approved the new share allotment of 49,999 Class B Ordinary Shares and allocated i) 29,999 Class B Ordinary Shares to Guitar BVI which is wholly owned by Mr. Law, 2) 10,000 Class B Ordinary Shares to Mighty Stage Limited which is wholly owned by Mr. Cheng Tsan Seng, 3) 5,000 Class B Ordinary Shares to Apex Prime Advisory Limited which is wholly owned Ms. Lau Siu Ping, and 4) 5,000 Class B Ordinary Shares to Four Dimensional Limited which is wholly owned by Mr. Law Tak Chi. As a result, the total number of the Company’s issued and outstanding ordinary shares increased from 1 Class B Ordinary Share to 50,000 Class B Ordinary Shares. Accordingly, Mr. Law holds 30,000 Class B Ordinary Shares of the Company. In respect of the matters requiring the votes of shareholders, holders of Class A Ordinary Shares will be entitled to one vote per share, while holders of Class B Ordinary Shares will be entitled to twenty votes per share.

Consequently, the Company became the holding company of Guitar Holdings Limited. The Company and its subsidiary resulting from Reorganization has always been under the common control of the same controlling shareholder before and after the Reorganization. The consolidation of the Company and its subsidiary has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

The accompanying consolidated financial statements reflect the activities of the Company and the following entity:

			Percentage of direct/indirect economic ownership
Name of subsidiary	Date of incorporation	Jurisdiction of formation	2025	2024	Principal activities
Guitar Holdings Limited	February 21, 2017	Hong Kong	100%	100%	Trading of guitars and provision of guitar-related courses and maintenance services

GUITAR GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Basis of Presentation and Principle of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

The consolidated financial statements include the financial statements of the Company and its subsidiary. Subsidiary is those entities in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors. For subsidiary where the Company’s ownership in the subsidiary is less than 100%, the equity interest not held by the Company is shown as non-controlling interests. All intercompany transactions and balances among the Company and its subsidiary have been eliminated upon consolidation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Foreign Currency Translation

The accompanying consolidated financial statements are presented in United States dollars (“US$”). The functional currency of the Company is US$ and the functional currency of the Company’s subsidiary in Hong Kong is Hong Kong Dollars (“HK$”).

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currency at the prevailing rates of exchange at the balance sheets date. The resulting exchange differences are reported in the consolidated statements of operations and comprehensive income.

Translations of amounts in the consolidated balance sheets, consolidated statements of operations and comprehensive income and consolidated statements of cash flows from HK$ into United States Dollars (“US$”) as of and for the years ended October 31, 2025 and 2024 are solely for the convenience of the reader. The exchange rates used to translate amounts in HK$ into US$ for the purposes of preparing the consolidated financial statements are as follows:

	2025		2024
Balance sheet items, except for equity accounts	US$	1 = HK$7.8	US$	1 = HK$7.8
Items in statement of operation and comprehensive income and cash flows	US$	1 = HK$7.8	US$	1 = HK$7.8

The exchanges rate used for translation from Hong Kong dollar to US$ was 7.8 since it is a pegged rate determined by the linked exchange rate system in Hong Kong.

Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to the Group and on various other assumptions that the Group believes to be reasonable under the circumstances. Significant estimates required to be made by management, include, but are not limited to, the useful lives of property, plant and equipment, provision for slow or obsolete inventories, the valuation allowance on deferred tax assets, and incremental borrowing rate for leases. Actual results could differ from those estimates, and as such, differences could be material to the consolidated financial statements.

GUITAR GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Fair Value of Financial Instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 —	Quoted prices in active markets for identical assets and liabilities.

Level 2 —	Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 —	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Group considers the carrying amount of its financial assets and liabilities, which consist primarily of cash and cash equivalents, refundable deposits, amount due to a director and bank borrowings as of October 31, 2025 and 2024 due to their short-term maturities. The carrying amount of operating lease liabilities approximate their fair values since they bear an interest rate which approximates market interest rates.

Inventories, net

Inventories, net consist of guitars are recorded at the lower of cost or net realizable value. Cost is determined by the first-in, first-out method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving products.

Property, Plant and Equipment, net

Property, plant and equipment are stated at cost net of accumulated depreciation and impairment losses. Depreciation is provided over the estimated useful lives of the assets using the straight-line method from the time the assets are placed in service. Estimated useful lives are as follows:

Classification	Estimated useful life
Office equipment	3 - 5 years
Leasehold improvement	Lesser of the lease term or 5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of operations and comprehensive income. Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expensed as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized.

Accounts Receivable

Accounts receivable are recognized and carried at original invoiced amount less an allowance for credit loss. The accounts receivable are without customer collateral, and interest is not accrued on past due accounts.

The Group estimates the allowance for credit loss receivable based on historical collection activity, current business environment and forecasts of future macroeconomic conditions that may affect the customers’ ability of payment according to ASC 326. The accounts receivable was segmented into groups based on past due aging, and the Group determined expected loss rates for each group based on historical loss experience adjusted for judgments about the effects of relevant observable data including default rates, lifetime for debt recovery, current and future economic conditions.

As of October 31, 2025 and 2024, the Group did not recognize any allowance for current expected credit loss (“CECL”) on its accounts receivable. The Group, based on the management’s evaluation of customer credit quality, historical collection experience, current economic conditions, and the short-term nature of its accounts receivable, concluded that expected credit losses as of October 31, 2025 and 2024 were immaterial. Accounts receivable are required to be written off when a determination is made that it is uncollectible.

GUITAR GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and demand deposits in accounts maintained with commercial banks that can be added or withdrawn without limitation. The Group maintains the bank accounts in Hong Kong. Cash balances in bank accounts in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum amount of approximately $102,564 (HK$800,000).

Deposits

Deposits mainly represented the 3 months security rental deposits and utility and other deposits made to lessors and utility service providers. Deposit paid to utility service providers is classified as current. Deposit paid to lessors are classified as non-current based on the terms of the respective agreements. The Group made such security payments upon the commencement of the original lease agreements. The security deposit will be refunded to the Group upon the termination or expiration of the lease agreements as well as the delivery of the vacant leased properties to the lessors by the Group.

Allowance for Current Expected Credit Loss

Measurement of credit losses on financial instruments requires entities to use a current lifetime expected credit losses methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable of having been incurred. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures.

Asset Retirement Obligations

Pursuant to ASC 410, Asset Retirement and Environmental Obligations, an asset retirement obligation (“ARO”), is recorded when there is a legal obligation associated with the retirement of a tangible long-lived asset and the fair value of the liability can reasonably be estimated. Upon initial recognition, AROs are recorded as a liability at their estimated present value, with an offsetting increase to the carrying amount of the long-lived asset. Over time, the liabilities are accreted for the change in their present value through charges to general and administrative expenses. If the fair value of the estimated ARO changes, an adjustment is recorded to both the ARO and the asset retirement cost. Revisions in estimated liabilities can result from revisions of estimated inflation rates, escalating retirement costs, and changes in the estimated timing of settling ARO liabilities.

The total ARO consists of liabilities for decommissioning and restoration of rented offices to be performed in the future. Periodic accretion of the discount on the ARO is recorded in general and administrative expenses. If ARO is settled for an amount other than the recorded amount, a gain or loss is recognized.

Related Parties

The Group adopted ASC Topic 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Impairment of Long-lived Assets

Long-lived assets, representing property, plant and equipment and operating lease right-of-use assets with finite lives, are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Group assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Group will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the year ended October 31, 2025 and 2024, no impairment of long-lived assets was recognized.

Lease

Leases that transfer substantially all the benefits and risks incidental to the ownership of assets are accounted for as finance leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. The Group has no finance leases.

We follow ASC 842, “Leases” (“ASC 842”). Under ASC 842, the Group determines if an arrangement is a lease at inception. Operating lease right-of-use (“ROU”) assets and operating lease liabilities are initially recognized based on the present value of future lease payments at lease commencement. The operating lease right-of-use asset also includes any lease payments made prior to lease commencement and the initial direct costs incurred by the lessee and is recorded net of any lease incentives received. As the interest rates implicit in most of the leases are not readily determinable, the Group uses the incremental borrowing rates based on the information available at lease commencement to determine the present value of the future lease payments. Operating lease expenses are recognized on a straight-line basis over the term of the lease.

Any lease with a term of 12 months or less is considered short-term. As permitted by ASC 842, short-term leases are excluded from the ROU asset and lease liabilities on the consolidated balance sheets. Short-term lease expense is recorded on a straight-line basis over the lease term.

GUITAR GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Contract Liabilities

Contract liabilities primarily include deferred revenue related to the payments received by the Group in advance from customers for which the Group’s revenue recognition criteria have not been met.

The Group is engaged in the provision of guitar lesson courses and guitar assembling workshop, which are delivered by instructors in-person at course centers. Revenue is then recognized over the lesson or workshop periods, which corresponds to the satisfaction of the performance obligation. For lessons sold individually, revenue is recognized at the time the lesson is provided. The service period is fixed and begins on the first day of the month payment and ends on the last day of that same month, for any lessons not attended within the service period will be automatically forfeited.

Accrued Expenses

Accrued expenses primarily include accrued legal and professional fee and accrued employee benefits for the director and staff for the operation of the ordinary course of business.

Bank Borrowings

Bank borrowings are initially recognized at fair value, net of upfront fees incurred. Bank borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method. All bank borrowings were classified as short term due to repayment on demand clauses attached on the borrowings.

Segment Information

ASC 280, “Segment Reporting” (“ASC 280”), establishes standards for reporting information about operating segments on a basis consistent with the Group’s internal organizational structure as well as information about geographical areas, business segments and major customers in consolidated financial statements for details on the Group’s business segments. The Group uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making operating decisions and assessing performance as the source for determining the Group’s reportable segments. The Group’s CODM is the executive director, Mr. Law. Management, including the CODM, reviews operation results by revenue, operating expenses and income from operations of different services, while revenue is the profitability measure used by the CODM in making decisions about allocating resources and assessing performances. Based on management’s assessment, the Group has determined that it has only one operating segment as defined by ASC 280, because the Group has only one team to provide services to customers. Hence, the Group’s CODM assess the Group’s performance and results of operations on a consolidated basis. The Group’s revenue is attributed to Hong Kong as all services are performed and consumed in Hong Kong. All assets of the Group are located in Hong Kong. Accordingly, no geographical segments are presented.

Revenues Recognition

The Group derives its revenues primarily from four core business segments: 1) Repair Guitar, 2) Guitar Trading, 3) Guitar Lessons, and 4) Guitar Assembling Workshops. The Group recognized revenue, pursuant to ASC Topic 606.

The core principle underlying ASC 606 is that the Group will recognize revenue to represent the transfer of goods to customers in an amount that reflects the consideration to which the Group expects to be entitled to receive in exchange for those goods recognized as performance obligations are satisfied. In accordance with ASC 606, revenues are recognized when the Group satisfies the performance obligations by delivering the promised goods to the customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contracts

Step 5: Recognize revenue when the Group satisfies a performance obligation

GUITAR GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenues Recognition – (continued)

This will require the Group to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods transfers to a customer. A description of the principal revenue generating activities of the Group is as follows:

i)	Repair Guitar

Revenue from repair services is recognized at a point in time in accordance with ASC 606, Revenue from Contracts with Customers, when the Group completes the repair services which is considered as a single performance obligation and transfers control of the repaired instrument to the customer, which occurs upon customer inspection and acceptance and release of the instrument to the customer. At that time, the Group has satisfied its performance obligation.

ii)	Guitar Trading

The Group generates revenue from the sale of guitars to customers, which represents a single performance obligation to transfer control of the specified instrument to the customer.

Revenue is recognized at a point in time when control of the guitar transfers to the customer, which occurs upon delivery and handover of the instrument to the customer. At that time, legal title and risk of loss transfer to the customer, the sale is considered complete, and the Group has satisfied its performance obligation.

The Group’s contracts with customers do not include rights of return, refund obligations, or post-sale warranties. As payment is received at or near the time control transfers, the contracts do not contain a significant financing component.

iii)	Guitar Lessons

The Group generates revenue from monthly guitar lesson packages, which represent a single performance obligation to provide instructional services during a fixed service period.

Revenue is recognized over the time when the instructional services are provided, since customers simultaneously receive and consume the benefits of the services when each lesson is attended. Revenue is recognized on a time-elapsed basis over delivery and attendance of each scheduled lesson, which reflects the manner in which the services are delivered and the performance obligation is satisfied.

Lesson fees are generally received in advance of the service period. Lessons not attended within the contractual service period expire and do not result in refunds, credits, or additional performance obligations. The contracts do not contain a significant financing component due to the short-term nature of the service period.

iv)	Guitar Assembling Workshops

The Group generates revenue from guitar assembling workshops, which represent a single performance obligation to provide instructional and workshop access services over a specified workshop period.

Revenue is recognized over time as the workshop services are provided, as customers simultaneously receive and consume the benefits of the services throughout the workshop period. Revenue is recognized on a time-elapsed basis over the duration of the workshop, which reflects the pattern in which the performance obligation is satisfied.

Workshop fees are generally received in advance and are non-refundable once the booking is confirmed. Due to the short-term nature of the service period, the contracts do not contain a significant financing component.

Cost of Revenues

Cost of revenues consists of costs directly related to revenues generating activities, which primarily include cost of inventories consumed, director remuneration and staff salaries.

GUITAR GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Employee Compensation and Benefits

All staff of the Group are employed in Hong Kong. Payments to the Mandatory Provident Fund Scheme (“MPF scheme”) under the Hong Kong Mandatory Provident Fund Schemes Ordinance are recognized as an expense when employees have rendered service entitling them to the contributions. An employer is required to make regular mandatory contributions of at least 5% of the employee’s monthly income and HK$1,500 (US$192) of the employee’s monthly income over HK$30,000 (US$3,846).

Hong Kong employees are entitled to long service payments in accordance with the Hong Kong Employment Ordinance under certain circumstances. These circumstances include where an employee is dismissed for reasons other than serious misconduct or redundancy, that employee resigns at the age of 65 or above, or the employment contract is of fixed term and expires without renewal. The amount of long service payments is determined with reference to the employee’s final salary (capped at HK$22,500, equivalent to US$2,885) and the years of service, reduced by the amount of any accrued benefits derived from the Group’s contributions to MPF scheme, with an overall cap of HK$390,000 (US$50,000) per employee. Currently, the Group does not have any separate funding arrangement in place to meet its Long Services Payment (“LSP”) obligation.

The Amendment Ordinance was gazetted on June 17, 2022, which abolishes the use of the accrued benefits derived from employers’ mandatory MPF contributions to offset the LSP. The abolition had officially taken effect on May 1, 2025 (the “Transition Date”). Separately, the Hong Kong Government also introduced a subsidy scheme to assist employers for a period of 25 years after the Transition Date on the LSP payable by employers up to a certain amount per employee per year.

Under the Amendment Ordinance, the Group’s mandatory MPF contributions, plus/minus any positive/negative returns, after the Transition Date can continue to be applied to offset the pre-Transition Date LSP obligation but are not eligible to offset the post-Transition Date LSP obligation. Furthermore, the LSP obligation before the Transition Date will be grandfathered and calculated based on the final salary immediately preceding the Transition Date and the years of service up to that date.

As of October 31, 2025 and 2024, the Group estimated its long service payment to be US$Nil.

Selling and Marketing Expenses

Selling and marketing expenses primarily consist of (1) advertising fee and (2) marketing expenses. During the years ended October 31, 2025 and 2024, the Group recognized selling and marketing expenses of $242,629 and $103,727 respectively, for video and photo editing, social media management and strategic content planning and performance monitoring to promote brand image and awareness.

General and Administrative Expenses

General and administrative expenses primarily consist of operating expenses for building management fee, legal and professional fees, staff salaries, Mandatory Provident Fund expenses (“MPF), operating lease expenses and other miscellaneous administrative expenses.

Other Income and Gain

Other income mainly generated from bank interest income. Bank interest income is mainly generated from savings, and is recognized on an accrual basis using the effective interest method. Interest income receives from banks on a monthly basis.

Other gain primarily represents the gain recognized upon the extinguishment of asset retirement obligations, which arise when the Group is legally released from the obligation or when the settlement amount differs from the carrying amount of the related liability.

Finance Costs

Finance costs mainly represent interest expense on bank borrowings.

Income Taxes

The Group accounts for income taxes pursuant to ASC Topic 740, Income Taxes (“ASC 740”). Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any tax paid by subsidiary during the year is recorded. Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowable for income tax purpose and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date. ASC 740 also requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the consolidated financial statements and the tax basis of assets and liabilities, and the expected future tax benefit to be derived from tax losses and tax benefit carry-forwards. ASC 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets, including those related to the U.S. net operating loss carry-forwards, is dependent upon future earnings, if any, of which the timing and amount are uncertain.

The Group adopted ASC 740-10-05, Income Tax, which provides guidance for recognizing and measuring uncertain tax positions, and prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the consolidated financial statements. It also provides accounting guidance on derecognizing, classification and disclosure of these uncertain tax positions.

The Group’s policy on classification of all interest and penalties related to unrecognized income tax positions, if any, is to present them as a component of income taxes.

GUITAR GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Commitments and Contingencies

In the normal course of business, the Group is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Group recognizes a liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Recent Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures. This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. This new ASU addresses only disclosures, but did not have any material effects on its financial condition, results of operations or cash flows. Management considers that this guidance does not have a material impact to the disclosure of the Group’s consolidated financial statements.

Recent Adopted Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Group’s management does not expect the adoption of ASU 2023-09 will have a material impact on the Group’s consolidated financial statements and disclosures.

In November 2024, the FASB issued ASU no. 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220-40). The amendments in this update enhance disclosures about a public business entity’s expense and provide more detailed information about the types of expenses included in certain notes in the consolidated financial statements. ASU no. 2024-03 is effective for annual period beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption permitted. The amendments maybe applied prospectively to reporting periods after the effective date or retrospectively to all periods presented in the consolidated financial statements. The Group’s management is currently evaluating any new disclosures that may be required upon adoption of ASU 2024-03.

Except as mentioned above, the Group’s management is currently evaluating any new disclosures that may be required upon adoption of the above ASU. The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated balance sheets, consolidated statements of operations and comprehensive income and consolidated statements of cash flows.

GUITAR GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. INVENTORIES, NET

Inventories, net consisted of the following:

	As of
	October 31, 2025	October 31, 2024
	US$	US$
Finished goods	-	60,860
Less: provision for slow or obsolete inventories	-	(36,601)
Inventories, net	-	24,259

Inventory provision for impairment loss recognized for the years ended October 31, 2025 and 2024 were US$nil and US$4,293 respectively.

4. DEPOSITS

Deposits consisted of the following:

	As of
	October 31, 2025	October 31, 2024
	US$	US$
Current:
Rental leases deposits paid - current	-	9,356
Utilities and other deposits paid - current	1,462	4,062
	1,462	13,418

Non-current:
Rental leases deposits paid - non current	8,411	-
Utilities and other deposits paid - non current	2,629	-
	11,040	-

Total	12,502	13,418

GUITAR GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	As of
	October 31, 2025	October 31, 2024
	US$	US$
At cost:
Office equipment	44,179	43,587
Leasehold improvement	5,526	5,526
	49,705	49,113
Less: accumulated depreciation	(39,947)	(34,352)
Net book value	9,758	14,761

Depreciation expenses recognized for the years ended October 31, 2025 and 2024 were US$11,121 and US$10,386 respectively.

Addition of property, plant and equipment for the years ended October 31, 2025 and 2024 were US$6,118 and US$8,267, respectively.

The gross carrying amount and related accumulated depreciation of property, plant and equipment written off for the year ended October 31, 2025 were US$5,526 and US$5,526 respectively, and for the year ended October 31, 2024 were US$nil and US$nil.

No impairment loss was recorded for the years ended October 31, 2025 and 2024.

6. OPERATING LEASES

The Group entered into operating leases for use of office premises in Hong Kong. During the years ended October 31, 2025 and 2024, the Group recorded total operating lease expenses amounted to US$31,148 and US$34,541.

The Group’s operating lease right-of-use assets, net and operating lease liabilities recognized in the consolidated balance sheets consisted of the following:

	As of
	October 31, 2025	October 31, 2024
	US$	US$
Operating lease right-of-use assets, net	32,419	2,878

GUITAR GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6. OPERATING LEASES (cont.)

The Group’s operating lease assets and lease liabilities recognized in the consolidated balances sheets consisted of the following:

	As of
	October 31, 2025	October 31, 2024
	US$	US$
Operating lease right-of-use assets:
Cost	58,342	65,238
Less: accumulated depreciation	(25,923)	(62,360)
Operating lease right-of-use assets, net	32,419	2,878

	As of
	October 31, 2025	October 31, 2024
	US$	US$
Operating lease liabilities:
Current operating lease obligation	29,850	3,119
Non-current operating lease obligation	2,804	-
Total	32,654	3,119

The maturity analysis of the Group’s operating lease obligations as of October 31, 2025 was as follows:

As of October 31, 2025
US$
Year ended October 31, 2026	30,839
Year ended October 31, 2027	2,804
33,643
Less: imputed interest	(989)
Operating lease liabilities recognized in the combined balance sheet	32,654

The maturity analysis of the Group’s operating lease obligations as of October 31, 2024 was as follows:

As of October 31, 2024
US$
Year ended October 31, 2025	3,119
Less: imputed interest	-
Operating lease liabilities recognized in the combined balance sheet	3,119

GUITAR GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6. OPERATING LEASES (cont.)

Other information about the Group’s leases is as follows:

	As of
	October 31, 2025	October 31, 2024
	US$	US$
Operating leases:
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used in operating leases	31,154	37,324
Right-of-use assets obtained in exchange of new operating lease liabilities	58,342	-
Weighted average remaining lease term (years)	1.08	0.08
Weighted average discount rate	5.625%	5.625%

7. ACCRUED EXPENSES

Accrued expenses consisted of the following:

	As of
	October 31, 2025	October 31, 2024
	US$	US$
Accrued expenses
Accrued payroll expenses and bonus	13,077	14,231
Accrued MPF	1,423	673
Accrued Legal and professional fee	4,205	4,205
Total	18,705	19,109

GUITAR GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8. ASSET RETIREMENT OBLIGATIONS

Under the Group’s lease agreements, the Group is contractually obligated to landlords to return the leased space of offices to its original condition upon termination of the lease agreement.

The following table provides a roll forward of the Group’s asset retirement obligations:

	As of
	October 31, 2025	October 31, 2024
	US $	US$
Asset retirement obligations:
At beginning of year	6,125	5,791
Liabilities incurred	5,526	-
Derecognition upon the expiration of lease	(6,154)	-
Accretion expense	321	334
At end of year	5,818	6,125

	As of
	October 31, 2025	October 31, 2024
	US$	US$
Asset retirement obligations:
Current	-	6,125
Non-current	5,818	-
Total	5,818	6,125

9.	BANK BORROWINGS

Bank borrowings were analyzed as follows:

	As of
	October 31, 2025	October 31, 2024
	US$	US$
Bank borrowings – guaranteed	86,158	-
Less: current portion due on demand clause	(86,158)	-
Long-term loan, net of current portion	-	-

As of October 31, 2025, the Group had a trade loan with a bank under the SME Financing Guarantee Scheme (“SME scheme”) with repayment on demand clauses attached. The Group has consistently complied with all loan terms, ensuring timely repayments as per the agreed schedule. While management assesses the likelihood of repayment on demand as remote, the existence of these clauses necessitates classifying the associated loans as current liabilities in the consolidated financial statements as of October 31, 2025.

Bank borrowings as of October 31, 2025 and 2024 were as follows:

Lender	Maturity date	Currency	Weighted average interest rate as of October 31,		Balance as of October 31,
			2025	2024	2025	2024
					US$	US$
Non-revolving loan
Bank of China (Hong Kong) Limited (Note)	January 9, 2035 (2024: N/A)	HK$	2.98%	N/A	86,158	-

					86,158	-

The maturity analysis for principal amount for the bank borrowings as of October 31, 2025 was as follows:

As of October 31, 2025
US$
For the year ending October 31, 2026	8,293
For the year ending October 31, 2027	8,526
For the year ending October 31, 2028	8,759
For the year ending October 31, 2029	9,008
For the year ending October 31, 2030	9,258
For the year ending October 31, 2031 and thereafter	42,314
Total	86,158

GUITAR GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9. BANK BORROWINGS (cont.)

Notes:

The banking facilities were guaranteed by the Hong Kong Mortgage Corporation Limited (“HKMC”) under the SME Financing Guarantee Scheme (“SME scheme”) with repayment on demand clauses attached.

As of October 31, 2025, the Group had non-revolving loans with a bank under the SME scheme with repayment on demand clauses attached. The Group has consistently complied with all loan terms, ensuring timely repayments as per the agreed schedule. While management assesses the likelihood of repayment on demand as remote, the existence of these clauses necessitates classifying the associated loans as current liabilities in the consolidated financial statements as of October 31, 2025.

As of October 31, 2025, the non-revolving term loan under the SME Scheme was issued by the HKMC Insurance Limited under the SME Scheme and secured by HKSAR government and personal guaranteed by Mr. Law, a director of the Group. The amounts due are based on scheduled repayment dates set out in the banking facilities letters. The effective interest rate of these agreements was 2.98%.

Interest expense on the bank loans totaled US$2,003 and US$nil during the years ended October 31, 2025 and 2024, respectively.

10. SEGMENT INFORMATION AND REVENUES

ASC 280, “Segment Reporting” (“ASC 280”), establishes standards for reporting information about operating segments on a basis consistent with the Group’s internal organizational structure as well as information about geographical areas, business segments and major customers in consolidated financial statements for details on the Group’s business segments. The Group uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making operating decisions and assessing performance as the source for determining the Group’s reportable segments. The Group’s CODM is the executive director, Mr. Law. Management, including the CODM, reviews operation results by revenue, operating expenses and income from operations of different services, while revenue is the profitability measure used by the CODM in making decisions about allocating resources and assessing performances. Based on management’s assessment, the Group has determined that it has only one operating segment as defined by ASC 280, because the Group has only one team to provide services to customers. Hence, the Group’s CODM assess the Group’s performance and results of operations on a consolidated basis. The Group’s revenue is attributed to Hong Kong as all services are performed and consumed in Hong Kong. All assets of the Group are located in Hong Kong. Accordingly, no geographical segments are presented.

The following table presented the disaggregated revenues from contracts with customers for the years ended October 31, 2025 and 2024:

	For the years ended
	October 31, 2025	October 31, 2024
	US$	US$
Revenue recognized at a point in time
Repair Guitar	459,612	195,745
Guitar Trading	97,513	-
	557,125	195,745

Revenue recognized over time
Guitar Lessons	105,385	44,423
Guitar Assembling Workshops	1,041,628	189,231
	1,147,013	233,654

Total revenue	1,704,138	429,399

GUITAR GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11. OTHER INCOME AND GAIN

	For the years ended
	October 31, 2025	October 31, 2024
	US$	US$
Other income
Interest income from a bank	295	206
Sundry income	44	-
	339	206

Other gain
Gain on extinguishment of asset retirement obligations	6,154	-

Total other income and gain	6,493	206

12. INCOME TAX (EXPENSE) CREDIT

Cayman Islands

The Company is incorporated in the Cayman Islands and is not subject to tax on income or capital gains under current Cayman Islands law. In addition, no Cayman Islands withholding tax will be imposed upon payments of dividends by this entity to its shareholder.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. Hong Kong profit tax rates are 8.25% on assessable profits up to approximately US$257,000 (equivalent to HK$2,000,000), and 16.5% on any part of assessable profits approximately US$257,000 (equivalent to HK$2,000,000).

Income tax expense (credit) consisted of the following components:

	For the years ended
	October 31, 2025	October 31, 2024
	US$	US$
Hong Kong:
Current tax	86,948	-
Deferred income tax	60,505	(62,378)
Total tax expense (credit)	147,453	(62,378)

The following tables provide the reconciliation of the differences between the statutory and effective tax rates for the years ended October 31, 2025 and 2024:

	For the years ended
	October 31, 2025	October 31, 2024
	US$	US$
Profit before income tax expense	989,487	71,865

Tax at Hong Kong statutory tax rate of 16.5%	163,265	11,858
Tax effect on non-taxable income	(49)	(38)
Tax effect on non-deductible expenses	5,583	-
Tax concession allowed by Hong Kong government	(192)	-
Effect of two-tier tax rate	(21,154)	-
Tax effect on changes in valuation allowance	-	(74,198)
Income tax expense (credit)	147,453	(62,378)

GUITAR GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12. INCOME TAX (EXPENSE) CREDIT (cont.)

The Group’s effective tax rate was as follows for the years ended October 31, 2025 and 2024 were 14.90% and Nil respectively.

Significant components of deferred tax were as follows:

	As of
	October 31, 2025	October 31, 2024
	US$	US$
Deferred tax assets	960	62,630
Deferred tax liabilities	(649)	(1,814)
Net deferred tax assets	311	60,816

The significant components of the Group’s deferred tax assets and liabilities are as follows:

	As of
	October 31, 2025	October 31, 2024
	US$	US$
Deferred tax assets
Provision for deferred tax on tax loss	-	55,580
Provision for slow or obsolete inventories	-	6,039
Asset retirement obligations	960	1,011
Less: valuation allowance	-	-
Total deferred tax assets	960	62,630

Deferred tax liabilities
Property, plant and equipment	(649)	(1,814)
Deferred tax liabilities	(649)	(1,814)

Net deferred tax assets	311	60,816

Based on the projections for future taxable income over the periods in which the deferred tax assets are recoverable, management estimated that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets for a subsidiary as of October 31, 2025 and 2024. Accordingly, the Group recorded no valuation allowance for the deferred tax assets related to the net operating loss carryforwards, provision for slow or obsolete inventories and asset retirement obligations for that subsidiary.

GUITAR GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13. RELATED PARTY TRANSACTIONS AND BALANCES

Nature of relationships with related parties

Name	Relationship with the Group
Mr. Law	Shareholder and director of the Company

Related party transactions

Remuneration to a director for the years ended October 31, 2025 and 2024 were:

	For the years ended October 31,
	2025	2024
	US$	US$
Director’s remuneration
Mr. Law	228,119	46,154

Payment to defined contribution pension scheme to a director
Mr. Law	1,269	2,308
	229,388	48,462

During the years ended October 31, 2025 and 2024, US$212,734 and US$30,769 of director’s remuneration were recognized in cost of sales respectively, and US$15,385 and US$15,385 of director’s remuneration were recognized in general and administrative expenses respectively. During the years ended October 31, 2025 and 2024, US$1,269 and US$2,308 of payment to defined contribution pension scheme to a director were recognized in cost of sales respectively.

Related party balance

As of October 31, 2025 and 2024, the related party balance was:

	For the years ended October 31,
	2025	2024
	US$	US$
Amount due to a director
Mr. Law	100,173	642,556

The amount due to a director represented payments made by the director on behalf of the Group. The balance was unsecured, non-interest bearing and repayable on demand.

Guarantees

As of October 31, 2025, the non-revolving term loan under the SME Scheme was issued by the HKMC Insurance Limited under the SME Scheme and secured by HKSAR government and personal guaranteed by Mr. Law, a director of the Group. Please refer to Note 9 for more details.

14.	EARNINGS PER SHARE

The following table presents the calculation of basic earnings per share for the years ended October 31, 2025 and 2024:

	For the years ended
	October 31, 2025	October 31, 2024
	US$	US$
Net Income attributable to Class B ordinary shareholder	842,034	134,243
Weighted average ordinary shares outstanding – basic and diluted	50,000	50,000
Earnings per Class B ordinary share - basic and diluted	16.84	2.68

Subject to preferences that may apply to any shares of preferred share outstanding at the time, the holders of Class A Ordinary Shares and Class B Ordinary Shares are entitled to share equally, on a share-for-share basis, in any dividends that may be declared by the Board of Directors out of legally available funds. Dividends will not be declared or paid to one class unless simultaneously declared and paid in an equal per-share amount to the other class. As of the report date, no Class A Ordinary Shares are issued and outstanding.

Basic earnings per share is calculated by dividing net income available to ordinary shareholder by the weighted average number of ordinary shares outstanding during the year. The Group has no outstanding securities that are considered dilutive, and therefore, basic and diluted earnings per share are the same for the periods presented.

GUITAR GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15. RISKS AND UNCERTAINTIES

Credit risk

The Group’s assets that are potentially subject to a significant concentration of credit risk primarily consist of cash and cash equivalents.

Cash and cash equivalents

The Group believes that there is no significant credit risk associated with cash in Hong Kong, which were held by reputable financial institutions in the jurisdiction where the Group’s Hong Kong operating subsidiary are located.

Interest rate risk

The Group is exposed to cash flow interest rate risk through changes in interest rates related mainly to the Group’s bank borrowings and bank balances. The Group currently does not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. The directors monitor the Group’s exposures on an ongoing basis and will consider hedging the interest rate should the need arise.

Foreign currency risk

The majority of our cash flows, financial assets and liabilities are denominated in HK$, which is the functional currency of our operating subsidiary. We adopt a fix HK$ to US$ exchange rates and therefore we are not exposed to financial risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the proportion of our business transactions denominated in currencies other than HK$, primarily for capital expenditures, potential future debt, if any, and various operating expenses such as salaries and professional fees. We do not currently use derivative financial instruments to reduce our foreign exchange exposure and management does not believe our current exposure to currency risk to be significant.

GUITAR GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15. RISKS AND UNCERTAINTIES – (cont.)

Concentrations of risk

Customer concentrations risk

For the years ended October 31, 2025 and 2024, no customers accounted for more than 10% of total revenue.

As of October 31, 2025 and 2024, the Group do not have accounts receivable during the years, thus there are no debtors accounted for more than 10% of total accounts receivable.

Supplier concentrations risk

For the years ended October 31, 2025 and 2024, vendors accounted for more than 10% of total purchases are as follows:

	For the years ended October 31,
	2025		2024
	US$	%	US$	%
Supplier A	13,371	100	24,259	100

As of October 31, 2025 and 2024, the Group do not have accounts payable during the years, thus there are no suppliers accounted for more than 10% of total accounts payable.

16. SHAREHOLDERS’ EQUITY/(DEFICIT)

Share capital and subscription receivables

As of October 31, 2025 and 2024, the share capital of Class A Ordinary Shares were US$Nil and US$Nil, respectively and the share capital of Class B Ordinary Shares were US$5 and US$5, respectively.

As of October 31, 2025 and 2024, the amounts of subscription receivables were US$5 and US$5, respectively.

The Company was incorporated under the laws of the Cayman Islands on November 25, 2025, as a limited liability company. The authorized share capital of the Company was US$45,000 Class A Ordinary Shares divided into 450,000,000 shares each with a par value of US$0.0001, and US$5,000 Class B Ordinary Shares divided into 50,000,000 shares each with a par value of US$0.0001. Upon incorporation, Harneys Fiduciary (Cayman) Limited, being the initial subscriber of the Company held 1 Class B Ordinary Share in issue and outstanding which was then transferred to Guitar BVI on November 25, 2025.

On January 16, 2026, the sole director of the Company approved the new share allotment of 49,999 Class B Ordinary Shares and allocated i) 29,999 Class B Ordinary Shares to Guitar BVI which is wholly owned by Mr. Law, 2) 10,000 Class B Ordinary Shares to Mighty Stage Limited which is wholly owned by Mr. Cheng Tsan Seng, 3) 5,000 Class B Ordinary Shares to Apex Prime Advisory Limited which is wholly owned Ms. Lau Siu Ping, and 4) 5,000 Class B Ordinary Shares to Four Dimensional Limited which is wholly owned by Mr. Law Tak Chi. As a result, the total number of the Company’s issued and outstanding ordinary shares increased from 1 Class B Ordinary Share to 50,000 Class B Ordinary Shares. Accordingly, Mr. Law holds 30,000 Class B Ordinary Shares of the Company. In respect of the matters requiring the votes of shareholders, holders of Class A Ordinary Shares will be entitled to one vote per share, while holders of Class B Ordinary Shares will be entitled to twenty votes per share.

The Company believes it is appropriate to reflect the above transactions on a retroactive basis. According to the above transactions, the Company has retroactively adjusted the shares and per share data for all periods presented.

17. SUBSEQUENT EVENT

The Group evaluated all events and transactions that occurred after October 31, 2025 up through April 28, 2026, which is the date of these consolidated financial statements are available to be issued. Save as disclosed elsewhere in this report, there are no any material subsequent events that would require disclosure in these consolidated financial statements.

[●] Class A Ordinary Shares

Guitar Group Limited

PROSPECTUS

[Underwriter]

, 2026

Until and including, 2026 (twenty-five (25) days after the date of this prospectus), all dealers that buy, sell or trade our Class A Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

No dealer, salesperson or any other person is authorized to give any information or make any representations in connection with this offering other than those contained in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the indemnified person’s own fraud or dishonesty or against the consequences of committing a crime.

Our memorandum and articles of association provide that, to the extent permitted by Cayman Islands law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)	all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director (including alternate director), secretary’s or officer’s duties, powers, authorities or discretions; and

(b)	without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by Cayman Islands law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or any of our officers in respect of any matter identified above on condition that the existing director or former director (including alternate director), secretary or officer must repay the amount paid by us to the extent that we are ultimately found not liable to indemnify the director or former director (including alternate director), the secretary or the officer for those legal costs.

Pursuant to the form of indemnification agreements will be filed as Exhibit 10.1 to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of Guitar Cayman.

The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide for indemnification by the underwriters of us and our directors and officers for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities (including options to acquire our ordinary shares) without registering the securities under the Securities Act. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions, pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering and/or Rule 701 of the Securities Act. None of the transactions involved an underwriter.

Purchaser	Date of issuance	Number of securities	Consideration
Harneys Fiduciary (Cayman) Limited	Nov 25, 2025	1 Class B Ordinary Share	US$	0.0001
Guitar Holdings Limited	Jan 16, 2026	29,999 Class B Ordinary Shares	US$	2.9999
Mighty Stage Limited	Jan 16, 2026	10,000 Class B Ordinary Shares	US$	1.00
Four Dimensional Limited	Jan 16, 2026	5,000 Class B Ordinary Shares	US$	0.50
APEX PRIME ADVISORY LTD	Jan 16, 2026	5,000 Class B Ordinary Shares	US$	0.50

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

See “Exhibit Index” of this registration statement.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by Section 10(a)(3) of the Securities Act;

ii.	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

iii.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by “Item 8.A. of Form 20-F” at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5)	That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(6)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)	That, for the purpose of determining liability under the Securities Act to any purchaser:

Each prospectus filed by the registrant pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on [●], 2026.

Guitar Group Limited

By:
Name:	Law, Cheung
Title:	Chief Executive Officer and Chairman
(Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, each person whose signature appears below constitutes and appoints Law, Cheung as attorneys-in-fact with full power of substitution, for him in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended, or the Securities Act, and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant, or the Shares, including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1, or the Registration Statement to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on the date indicated.

Signature	Title	Date
	Chairman and Chief Executive Officer	[●], 2026
Law, Cheung	(Principal Executive Officer)

	Chief Financial Officer	[●], 2026
Wong, Ho Sing	(Principal Financial and Accounting Officer)

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Guitar Group Limited has signed this registration statement or amendment thereto in New York, New York, United States of America on [●], 2026.

[●]

By:
Name:	[●]
Title:	[●]

EXHIBIT INDEX

Exhibit No.	Description of document
1.1*	Form of Underwriting Agreement
3.1*	Memorandum and Articles of Association, as currently in effect
4.1*	Specimen Class A Ordinary Share Certificate
5.1*	Opinion of Ogier, Cayman Islands counsel of the Registrant, regarding the validity of Class A Ordinary Shares being registered
5.2*	Opinion of P.Y. Cheung & Co., Hong Kong counsel of the Registrant
5.3*	Opinion of China Commercial Law Firm, PRC counsel of the Registrant
8.1*	Opinion of Ogier, Cayman Islands counsel of the Registrant, as to certain Cayman Islands tax matters (included in Exhibit 5.1)
10.1*	Form of Indemnification Agreement with the Registrant’s directors and executive officers
10.2*	Form of Employment Agreement with the Registrant’s executive officers
10.3*	Form of Lock-Up Agreement (included as an exhibit in Exhibit 1.1)
10.4*	Written Consent and Acknowledgement of Law Cheung, dated March 2, 2026
21.1*	List of Subsidiaries of the Registrant
23.1*	Consent of AOGB CPA Limited
23.2*	Consent of Ogier (included in Exhibits 5.1)
23.3*	Consent of P.Y. Cheung & Co. (included in Exhibits 5.2)
23.4*	Consent of China Commercial Law Firm (included in Exhibits 5.3)
23.4*	Consent of Frost & Sullivan
24.1*	Power of Attorney (included in signature page hereto)
99.1*	Code of Business Conduct and Ethics
99.2*	Form of Charter of the Audit Committee
99.3*	Form of Charter of the Compensation Committee
99.4*	Form of Charter of the Nominating and Corporate Governance Committee
99.5*	Consent of Independent Director Nominee HO, Kam Chung Wade
99.6*	Consent of Independent Director Nominee LO, Wai Tung John
99.7*	Consent of Independent Director Nominee HO, Wai Leuk
99.8*	Form of Clawback Policy
99.9*	Insider Trading Policy
107*	Calculation of Registration Fee

*	To be filed by amendment